For a proposed restructure of

ALLIED GOLD LIMITED ACN 104 855 067

ALLIED GOLD LIMITED

28 April 2011

The Directors unanimously recommend that you vote in favour of the Option Scheme.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

This document should be read in its entirety. If you are in any doubt about what you should do, or if you do not understand anything in this Explanatory Statement, you should consult your legal, investment, taxation or other professional advisor without delay.

Sponsor

RBC Capital Markets

Legal Advisor

NORTON ROSE

Contents

2 LETTER FROM CHAIRMAN OF ALLIED GOLD LIMITED

28 April 2011

Dear Optionholder

A year ago the Allied Gold Group was a single mine gold producer, with its Simberi mine in PNG producing 70Koz per annum.

The Allied Gold Group is forecasting production of 200,000oz on an annualised basis from both Simberi and Gold Ridge. The acquisition of Gold Ridge, an associated A$160 million capital raising and listing on the TSX have strengthened the Allied Gold Group's portfolio of assets and transformed the Allied Gold Group.

In April 2011, Allied Gold also successfully completed a book build for a placement to institutional and sophisticated investors raising gross proceeds of approximately A$93.8 million. The raising will have the benefit of retiring approximately A$50 million of existing debt facilities, improving the Simberi mine's operational efficiency, expanding production at Simberi from 2.4Mtpa to 3.5Mtpa and providing working capital for exploration and other related corporate purposes.

Allied Gold Mining PLC (Allied Gold Mining PLC) has now been incorporated under the laws of England and Wales. Allied Gold Mining PLC was established to become the holding company of Allied Gold, to be implemented through the Share Scheme and the Option Scheme (the Restructure). The Restructure will only be implemented if Allied Gold Shareholders approve the Share Scheme, Allied Gold Optionholders approve the Option Scheme and all other conditions to such Schemes are satisfied. Allied Gold and all of its subsidiaries will then become wholly owned by Allied Gold Mining PLC. If the conditions attached to the proposed Option Scheme are satisfied, all Optionholders in Allied Gold will exchange their existing Allied Gold Options for Allied Gold Mining PLC Options, on a one for six basis (i.e. each Allied Gold Optionholder will receive one Allied Gold Mining PLC Option for every six Allied Gold Options held. The one for six consolidation under the Option Scheme is consistent with the one for six consolidation under the Share Scheme.

Allied Gold is currently listed on three stock exchanges, the ASX, TSX and AIM.

Once the Share Scheme and Option Scheme are approved by Allied Gold Shareholders and Allied Gold Optionholders and Court approval is obtained, Allied Gold will cease trading on AIM, TSX and ASX. Allied Gold Mining PLC's intends to list its shares on the premium segment of the Main Market in London and subject to Allied Gold Mining PLC fulfilling all the listing requirements of the TSX, it intends to have its shares listed on the TSX and have CDIs listed on the ASX.

This proposal furthers Allied Gold's evolution into a truly international company and reflects the move of Allied Gold's shareholder base away from Australia.

Shareholders will be aware that Allied Gold has enjoyed the benefits of the triple listing of its securities while its shares have listed on the ASX, AIM and TSX.

The board of Allied Gold believes that negative investor perceptions would continue to attach to Allied Gold as a non United Kingdom company, in the United Kingdom and the rest of Europe because of its Australian incorporation. If the Schemes are implemented, the directors of Allied Gold believe these particular, significant, concerns will be addressed. There is a level of interest in the United Kingdom and the rest of Europe in Allied Gold and, based on advice from its London brokers, the directors believe that this interest can be enhanced by incorporating a company in England and Wales to act as the holding company of Allied Gold.

The success of the proposed Option Scheme is dependent, amongst other factors referred to above, upon the approval of Allied Gold Optionholders at the Option Scheme Meeting which will take place at 10.00am on 6 June 2011 at Hilton Brisbane Hotel, 190 Elizabeth Street, Brisbane, Queensland, Australia.

All the directors of Allied Gold support the Restructure and recommend it to Allied Gold Optionholders. The directors will also recommend the Restructure to Allied Gold Shareholders. The Independent Expert has concluded that the Restructure is in the best interests of Allied Gold Optionholders.

This Explanatory Statement includes the Notice of Option Scheme Meeting, and provides information in relation to the proposed Option Scheme, a detailed description of the advantages and disadvantages to be considered, and information on how to vote. I urge you to read it carefully before making your decision.

Yours sincerely

Mark Caruso
Chairperson

3 IMPORTANT NOTICES

This Explanatory Statement contains important information.

You should read this booklet in its entirety before making a decision as to how to vote on the resolutions to be considered at the Option Scheme Meeting and General Meeting.

This Explanatory Statement is required to be sent to Allied Gold Optionholders under Part 5.1 of the Corporations Act to explain the effect of the Option Scheme and to disclose such other information in relation to the Option Scheme as is required by the Corporations Act and Corporations Regulations.

Accompanying this Explanatory Statement, but separate from it, is the Scheme Booklet for the Share Scheme. Allied Gold Optionholders should carefully consider the information contained in the Scheme Booklet. Allied Gold Optionholders should also consider the Independent Expert's Report of Ernst & Young Transaction Advisory Services Limited, which contains an opinion that the Share Scheme and Option Scheme are in the best interests of Allied Gold Shareholders and Allied Gold Optionholders respectively. The Independent Expert's Report in respect of the Schemes is set out in Annexure A of this Explanatory Statement.

3.1 Defined Terms

Certain terms and abbreviations used in this Explanatory Statement (other than in the Independent Expert's Report and the Taxation Report) have defined meanings which are explained in the glossary of defined terms in section 9 of this Explanatory Statement. Unless otherwise stated, all data contained in charts, graphs and tables is based on information available as at the date of this booklet. All numbers are rounded unless otherwise indicated.

3.2 Contents of Explanatory Statement

This Explanatory Statement contains the Notice of Option Scheme Meeting and a proxy form for the Option Scheme Meeting. Annexure E contains the Notice of Option Scheme Meeting and the proxy form for the Option Scheme Meeting is accompanied with this Explanatory Statement.

The Option Scheme Meeting will be held at the Hilton Brisbane Hotel, 190 Elizabeth Street, Brisbane, Queensland, Australia on 6 June 2011 at 10.00am.

The purpose of the Option Scheme Meeting is for the Allied Gold Optionholders to consider and, if thought appropriate, approve the Option Scheme proposed by Allied Gold. Annexure C of this Explanatory Statement contains the proposed Option Scheme.

3.3 Investment Decisions

This Explanatory Statement does not take into account your individual investment objectives, financial situation and needs.

You should seek independent legal, financial or other professional advice before making a decision as to whether or not to vote in favour of the Option Scheme.

3.4 Foreign exchange calculations

On 27 April 2011, the Australian dollar/UK pound exchange rate was AU$1 = GBP0.66.

The Australian dollar/UK pound exchange rate average for the 12 month period to 26 April 2011 is AU$1 = GBP 0.6099.

On 27 April 2011, the Canadian dollar/UK pound exchange rate was C$1 = GBP0.64.

On 27 April 2011, the Canadian dollar/Australian dollar exchange rate was C$1 = AU$0.97.

3.5 ASIC, ASX and Court involvement

The Option Scheme will become binding on Allied Gold and each Allied Gold Optionholder upon the Court making an order under section 411(4)(b) of the Corporations Act and that order becoming effective under section 411(10) and the fulfilment of all of the other conditions to which the Option Scheme is subject, as set out in section 5.3 of this Explanatory Statement.

A copy of this Explanatory Statement has been examined by ASIC for the purposes of section 411(2) of the Corporations Act.

ASIC has been requested to provide a statement, in accordance with section 411(17)(b) of the Corporations Act, that ASIC has no objection to the Option Scheme.

If ASIC provides that statement, it will be produced to the Court at the time of the Second Court Hearing to approve the Option Scheme. Neither ASIC nor any of its officers takes responsibility for the contents of this Explanatory Statement.

A copy of this Explanatory Statement has also been provided to ASX. Neither ASX nor any of its officers takes any responsibility for the contents of this Explanatory Statement.

A copy of this Explanatory Statement has been lodged with the Court to obtain an order of the Court approving the calling of the Option Scheme Meeting. Orders made by the Court convening the meeting of Allied Gold Optionholders to approve the proposed Option Scheme do not constitute an endorsement by the Court of, or any other expression or opinion on, the proposed Option Scheme or this Explanatory Statement.

3.6 Supplementary information

A supplementary Explanatory Statement will be prepared and issued if Allied Gold Mining PLC or Allied Gold becomes aware, between the date of this Explanatory Statement and the date on which the Allied Gold Mining PLC Options are issued to the Scheme Optionholders, that:

(1) a material statement in this Explanatory Statement is misleading or deceptive;

(2) there is a material omission from this Explanatory Statement;

(3) there has been a significant change affecting a matter included in this Explanatory Statement; and

(4) a significant new circumstance has arisen and it would have been required to be included in this Explanatory Statement.

3.7 Responsibility for information

The information concerning Allied Gold in this Explanatory Statement, including financial information and information as to the views and recommendations of the directors of Allied Gold, has been provided by Allied Gold and is the responsibility of Allied Gold.

The information concerning Allied Gold Mining PLC following completion of the Schemes contained in the Scheme Booklet, has been prepared by Allied Gold Mining PLC and is the responsibility of Allied Gold Mining PLC, except to the extent that the information has been provided by Allied Gold.

Ernst & Young has prepared the Independent Expert's Report in relation to the Schemes contained in Annexure A of this Explanatory Statement and they take responsibility for that report. The Independent Expert has concluded that, in its opinion, the Option Scheme is in the best interests of Allied Gold Optionholders as a whole. The Directors of Allied Gold confirm that they have not obtained any other reports from independent experts for the purposes of the Option Scheme.

PwC has prepared the Taxation Report contained in Annexure B of this Explanatory Statement and takes responsibility for that report subject to the engagement terms on which the Taxation Report was provided.

3.8 US Securities Law

There are no US Allied Gold Optionholders. Therefore the Explanatory Statement has not been prepared in accordance with US securities laws and regulations.

3.9 Forward Looking Statements

This Explanatory Statement contains both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. The statements contained in this Explanatory Statement, about the advantages and disadvantages expected to result from the Schemes and London Stock Exchange listing are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors

that could cause the actual results, performance or achievements of Allied Gold or Allied Gold Mining PLC to be materially different from future results, performance or achievements expressed or implied by such statements. The operations and financial performance of Allied Gold and/or Allied Gold Mining PLC and the change in jurisdiction from Australia to the United Kingdom are subject to various risks that are summarised in this Explanatory Statement and which may be beyond the control of Allied Gold and/or Allied Gold Mining PLC.

As a result, Allied Gold's actual results of operations and earnings and those of Allied Gold Mining PLC following implementation of the Schemes, as well as the actual advantages of the Schemes, may differ significantly from those that are anticipated in respect of timing, amount or nature and may never be achieved.

The forward-looking statements included in this Explanatory Statement reflect views only as of the date of this Explanatory Statement. None of Allied Gold, Allied Gold Mining PLC or any other person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking-statements in this Explanatory Statement will actually occur and you are cautioned not to place undue reliance on such forward-looking statements.

All written and oral forward-looking statements attributable to Allied Gold or Allied Gold Mining PLC or any person acting on their behalf are qualified by this cautionary statement. Subject to any continuing obligations under the Listing Rules, the Corporations Act or requirements under Canadian securities laws, Allied Gold and Allied Gold Mining PLC do not give any undertaking to update or revise any such statements after the date of this Explanatory Statement, to reflect any change in expectations in relation thereto or any change in events, conditions or circumstances on which any such statement is based. For Canadian shareholders please refer to the risk factors in Allied Gold's most recent Annual Information Form filed with the Canadian Provincial securities regulators and available at www.sedar.com.

3.10 Register of Optionholders

Under section 168 of the Corporations Act, Allied Gold is required to maintain a register of optionholders. In accordance with section 170 of the Corporations Act, that register must contain certain details about each optionholder, including the optionholder's name and address and other details regarding the terms of the Options. Under section 173 of the Corporations Act any Allied Gold Optionholder has the right to inspect and to ask for a copy of the Allied Gold Register.

4 FREQUENTLY ASKED QUESTIONS

This Section answers some basic questions that you may have about the proposed Option Scheme. The information set out in this section is a summary only and should only be read in conjunction with the entire Explanatory Statement and Scheme Booklet (where applicable). You should read the entire Explanatory Statement before deciding how to vote on the Option Scheme Resolution to be considered at the Option Scheme Meeting. Optionholders should read the Scheme Booklet in addition to the Explanatory Statement before deciding how to vote on the Option Scheme Resolution to be considered at the Option Scheme Meeting.

No	QUESTION	ANSWER	For more information
Overview			
1.	**What is the Restructure?**	The Restructure will place a company registered in England and Wales, Allied Gold Mining PLC, as the holding company of the Allied Gold. The Restructure will be undertaken by: • the transfer of all Allied Gold Shares to Allied Gold Mining PLC and the cancellation of all Allied Gold Options, resulting in Allied Gold becoming the wholly-owned subsidiary of Allied Gold Mining PLC; and • the listing of the ordinary shares of Allied Gold Mining PLC on the TSX and the premium segment of the Main Market and CDIs of Allied Gold Mining PLC on the ASX. Allied Gold Mining PLC has applied to receive conditional approval to list the ordinary shares of Allied Gold Mining PLC on the TSX. Listing on the TSX is subject to Allied Gold Mining PLC fulfilling all of the listing requirements of the TSX. Allied Gold Mining PLC Options are to remain unlisted.	Summary in Section 7.1 of the Scheme Booklet
2.	**What is the purpose of the Restructure?**	To restructure Allied Gold to enable it to list on the premium segment of the Main Market.	
3.	**How will the Restructure be implemented?**	The Restructure will be implemented by way of two separate but interdependent schemes of arrangement for Allied Gold Shareholders and Allied Gold Optionholders. The Restructure will only be implemented if Allied Gold Shareholders approve the Share Scheme and Allied Gold Optionholders approve the Option Scheme. There are separate Scheme Meetings for Allied Gold Shareholders and Allied Gold Optionholders. This Explanatory Statement and sections of the Scheme Booklet are relevant to the Option Scheme.	Summary in Section 7.11 of the Scheme Booklet
4.	**Why is the Restructure proposed?**	The anticipated benefits of the Restructure include: • increased visibility for the Allied Gold Group in the United Kingdom and European markets; • increased attractiveness of the Allied Gold Group to United Kingdom and European investors once domiciled in United Kingdom with a local listing on the premium segment of the Main Market; • as London is the world's largest gold trading market, listing on the premium segment of the Main Market will provide the Allied Gold Group with increased exposure to this market; • potential higher liquidity in Allied Gold Mining PLC securities because of increased potential for future fundraising to be successful; and • eligibility for Allied Gold Mining PLC, as a United Kingdom company, to be included on major UK indices.	Summary in Section 7.2 of the Scheme Booklet

No	QUESTION	ANSWER	For more information
		For these reasons, the directors of Allied Gold consider that the Restructure will achieve long-term benefits for Allied Gold Shareholders and Allied Gold Optionholders.	
5.	**How is the Option Scheme related to the Share Scheme?**	The Share Scheme and Option Scheme are cross-conditional. If the Share Scheme is not approved by the Requisite Majority of Allied Gold Shareholders or the Court, then the Option Scheme will not be implemented, whether or not the Option Scheme is approved by Allied Gold Optionholders. If the Option Scheme is not approved by the Requisite Majority of Allied Gold Optionholders and the Court, then the Share Scheme will not be implemented, whether or not the Share Scheme is approved by the Allied Gold Shareholders.	Section 7.1 of the Scheme Booklet
6.	**What do the Allied Gold Directors recommend?**	The directors of Allied Gold have considered the advantages and disadvantages of the Restructure and believe that it is in the best interests of Allied Gold Optionholders and Allied Gold Shareholders. The directors of Allied Gold unanimously recommend that Allied Gold Optionholders vote in favour of the Restructure. The directors of Allied Gold will also unanimously recommend that Allied Gold Shareholders vote in favour of the Share Scheme. Each director of Allied Gold who holds Allied Gold Shares intends to vote in favour of the Share Scheme. Each director of Allied Gold who holds Allied Gold Options intends to vote in favour of the Option Scheme.	Section 5.8 and 7.1
Consideration			
7.	**What will I receive if the Option Scheme is approved?**	If you are a Scheme Optionholder you will receive one Allied Gold Mining PLC Option for every six Allied Gold Options you hold as at the Scheme Record Date. The terms and conditions of the Allied Gold Mining PLC Options are to be on the same terms and conditions of the Allied Gold Options, except for the capital consolidation of the options (described in Frequently Asked Question 7 below) and the amendment of the exercise price of the options from AUD to GBP and multiplied by 6 to take account of the one for six consolidation. Section 8.2 of this Explanatory Statement sets out the differences in the terms of Allied Gold Options and Allied Gold Mining PLC Options in more detail.	Section 5.7, 8.1 and 8.2
8.	**How will fractional Options be treated?**	If pursuant to the Option Scheme you become entitled to a fraction of an Allied Gold Mining PLC Option, the number of Allied Gold Mining PLC Options you will receive will be rounded down to the next lowest whole number. Refer to the Option Scheme in Annexure C of this Explanatory Statement.	Section 5.6 (7) and Clause 6.4 of Option Scheme
9.	**Why will I only receive one Allied Gold Mining PLC Option for every six Allied Gold Options?**	The one for six consolidation under the Option Scheme is consistent with the one for six consolidation under the Share Scheme. By issuing one (1) Allied Gold Mining PLC Option for every six (6) Allied Gold Options, the number of options issued by Allied Gold Mining PLC will be significantly reduced. The directors of Allied Gold believe that a one for six capital consolidation will provide a capital structure that is more consistent with United Kingdom and North American general market practice of having a smaller number of higher value securities.	
10.	**Will I have to pay brokerage fees or stamp duty?**	If you are a Scheme Optionholder, you will not have to pay brokerage or stamp duty in connection with the Option Scheme.	

No	QUESTION	ANSWER	For more information
11.	**What are the key terms of the Allied Gold Mining PLC Options?**	Each Allied Gold Mining PLC Option entitles the holder to subscribe for one Allied Gold Mining PLC Share on substantially the same terms save for the fact that due to the consolidation the exercise price will increase as set out in Section 8.2 of this Explanatory Statement. Other differences between the terms of Allied Gold Options and Allied Gold Mining PLC Options are set out in Section 8.2 of this Explanatory Statement. The Allied Gold Mining PLC Options lapse on the dates set out in Section 8.2 if not exercised before that date.	Section 8.1 and Section 8.2
12.	**When will I receive my consideration?**	If you are a Scheme Optionholder, you will receive your Allied Gold Mining PLC Options on the Implementation Date, and in any event, before the cancellation of your Allied Gold Options take place. It is anticipated you will be issued with Allied Gold Mining PLC Options by 28 June 2011. Optionholders will receive their Option certificates within 10 Business Days after the Implementation Date.	Section 5.6
13.	**Will this be a taxable transaction for Australian tax purposes?**	The cancellation of your Allied Gold Options for the issue of Allied Gold Mining PLC Options pursuant to the Option Scheme may be a taxable transaction. Annexure B of this Explanatory Statement provides a broad outline of tax implications for the Option Scheme. There will be no GST payable on this transaction. You should seek your own professional advice regarding the tax consequences applicable to you, as it may vary depending on your individual circumstances.	Annexure B
Voting			
14.	**What voting majority is required to approve the Option Scheme?**	For the Option Scheme to be approved, a resolution must be passed at the Option Scheme Meeting by: • a majority in number (more than 50%) of Allied Gold Optionholders who are present and voting at the Option Scheme Meeting (either in person or by proxy, attorney or in the case of a corporation, its duly appointed corporate representative); and • Allied Gold Optionholders who together hold at least 75% of the total amount of debts and claims of Allied Gold Optionholders present and voting at the Option Scheme Meeting (either in person, by proxy, attorney or in case of a corporation, its duly appointed corporate representative). The Option Scheme is also conditional on the Share Scheme being approved by the Requisite Majority of Allied Gold Shareholders and by the Court.	Section 6.3
15.	**When and where will the Option Scheme Meeting be held?**	The Option Scheme Meeting will be held on 6 June 2011 at 10.00am at Hilton Brisbane Hotel, 190 Elizabeth Street, Brisbane, Queensland, Australia.	Section 6.2
16.	**Am I entitled to vote?**	If you are registered as an Allied Gold Optionholder on the Register at 10.00am on 4 June 2011, you will be entitled to vote at the Option Scheme Meeting. You may vote in person at the meeting or by completing and lodging the proxy form entitled "Option Scheme Meeting" accompanying this Explanatory Statement.	Section 6.4
17.	**Should I vote?**	Yes but you do not have to vote. However the directors of Allied Gold believe that the Option Scheme is important to all Allied Gold Optionholders and unanimously recommend that you vote in favour of the Option Scheme. Section 5.8 of this Explanatory Statement sets out the directors of Allied Gold's recommendations and voting intentions. Section 7.2 of this Explanatory Statement also sets out the key reasons to vote in favour of the Option Scheme.	Section 5.8, 7.1 and 7.2

No	QUESTION	ANSWER	For more information
18.	**What happens if I do not vote or if I vote against the Option Scheme?**	If the Option Scheme is not approved, you will remain an Allied Gold Optionholder. If the Option Scheme is approved and you are an Allied Gold Optionholder as at the Scheme Record Date and all conditions of the Option Scheme are satisfied, your Allied Gold Options will be cancelled and you will be entitled to receive Allied Gold Mining PLC Options pursuant to the Option Scheme. This is so even if you did not vote or voted against the Option Scheme.	Section 5.6
19.	**When will the results of the Option Scheme Meeting be known?**	The results of the Option Scheme Meeting will be available shortly after the conclusion of the Option Scheme Meeting and will be announced on ASX once available. You should note that the Option Scheme is also subject to Court approval. If the Requisite Majority of Allied Gold Optionholders is obtained, the Court hearing for the approval of the Schemes is expected to be held on 20 June 2011.	Section 5.6
20.	**Can I exercise my Allied Gold Options now?**	You can exercise your Allied Gold Options in accordance with their terms and conditions (provided that the options have vested) at any time before the Close of Register on the Effective Date. At this stage, the Effective Date is expected to be 20 June 2011. If you exercise your Allied Gold Options before the Close of Register on the Effective Date you will be become an Allied Gold Shareholder for the purposes of the Schemes. You should therefore carefully consider the information contained in the Scheme Booklet accompanying this Explanatory Statement.	Section 5.6

5 DETAILS OF THE OPTION SCHEME

The Directors unanimously recommend that you vote in favour of the Option Scheme.

5.1 Outline of proposal

The purpose of this Explanatory Statement is to explain to Allied Gold Optionholders the details of the proposal. A Notice of Option Scheme Meeting is contained in Annexure E of this Explanatory Statement. You are being asked to vote at that meeting on the proposal. It is important you read this document in full before determining how to cast your vote.

Please contact Allied Gold on Australian Toll Free Number: 1800 669 201, North American Toll Free: number 1866 806 0447, United Kingdom Toll-Free Number: 0-808-189-1422, email on info@alliedgold.com.au or contact your solicitor, accountant, broker or other adviser if you have any queries with respect to this Explanatory Statement.

Allied Gold Mining PLC, the proposed holding company of Allied Gold, was incorporated in England and Wales on 7 March 2011.

Allied Gold Mining PLC has one share, the Subscriber Share, on issue. The Chief Financial Officer and Director of Allied Gold, Frank Terranova holds the Subscriber Share. Other than the Subscriber Share, Allied Gold Mining PLC has not issued any other shares and has not granted any other options or other convertible securities.

The Restructure will be implemented by way of two separate but interdependent schemes of arrangement for Allied Gold Shareholders and Allied Gold Optionholders. The Restructure will only be implemented if both Allied Gold Shareholders and Allied Gold Optionholders approve the respective Schemes.

5.2 Details of Option Scheme

Allied Gold and Allied Gold Mining PLC have entered into agreements recording the Option Scheme and committing each party to undertake the steps required to satisfy all the conditions of the Option Scheme. These agreements are set out in full in Annexure C and Annexure D of this Explanatory Statement.

On the Implementation Date, Allied Gold will procure Allied Gold Mining PLC to provide to each Allied Gold Optionholder who is a Scheme Optionholder one Allied Gold Mining PLC Option for every six Allied Gold Options registered in the name of that Scheme Optionholder in the Register on the Scheme Record Date. The terms and conditions of the Allied Gold Mining PLC Options are set out in Section 8 of this Explanatory Statement.

5.3 Conditions of Option Scheme

Implementation of the Option Scheme is subject to and conditional upon:

(1) the Implementation Agreement and the Deed Polls being in full force and effect so as to oblige the parties to give full force and effect to the implementation of the Schemes at all times prior to 8.00am on the Second Court Date;

(2) all approvals of any Authority which Allied Gold and Allied Gold Mining PLC agree are necessary or desirable to implement the Schemes are obtained and no Authority takes any action, or imposes any legal restraint or prohibition, to prevent implementation of the Schemes;

(3) the Independent Expert provides a report to Allied Gold that in its opinion the Share Scheme is in the best interests of Allied Gold Shareholders and the Option Scheme is in the best interests of the Allied Gold Optionholders and the Independent Expert does not change its conclusions or withdraw its report prior to the relevant Scheme Meetings;

(4) the Allied Gold Shareholders approve the Share Scheme at the Share Scheme Meeting by the Requisite Majority of Allied Gold Shareholders;

(5) the Allied Gold Optionholders approve the Option Scheme at the Option Scheme Meeting by the Requisite Majority of Allied Gold Optionholders;

(6) ASX approval for official quotation on the ASX the relevant CDIs, subject only to the Schemes taking effect and such other conditions imposed by ASX as are acceptable to Allied Gold and Allied Gold Mining PLC;

(7) TSX approval for official quotation on the TSX the relevant Allied Gold Mining PLC Shares, subject only to the Schemes taking effect and such other conditions imposed by TSX as are acceptable to Allied Gold and Allied Gold Mining PLC;

(8) London Stock Exchange approval for official quotation on the premium segment of the Main Market the relevant Allied Gold Mining PLC Shares, subject only to the Schemes taking effect and such other conditions imposed by London Stock Exchange as are acceptable to Allied Gold and Allied Gold Mining PLC;

(9) cancellation of the Depositary Interests immediately prior to Close of Registers (as defined under the Implementation Agreement) in accordance with the DI Deed and re-materialisation of the underlying Allied Gold Shares deposited with the Custodian, so that the person registered in the Depositary Interest Register as the holder of DIs immediately prior to the re-materialisation is then recorded in the Register as the holder of the underlying Allied Gold Shares; and

(10) the Court makes Scheme Orders in relation to the Option Scheme and Share Scheme and any conditions imposed by the Court under section 411(6) of the Corporations Act as are acceptable to Allied Gold.

As at the date of this Explanatory Statement, Allied Gold is not aware of any circumstance which would cause the conditions outlined above not to be satisfied. Allied Gold will advise Allied Gold Optionholders of the status of the various conditions at the Option Scheme Meeting. Allied Gold will also announce to ASX any relevant matter which affects the likelihood of a condition being satisfied or not being satisfied, in accordance with its continuous disclosure obligations.

5.4 Implementation Agreement

Allied Gold and Allied Gold Mining PLC have entered into the Implementation Agreement, pursuant to which Allied Gold and Allied Gold Mining PLC agreed to propose the Share Scheme and the Option Scheme and to use their best endeavours to implement the Schemes. The Implementation Agreement is contained in Annexure C of the Scheme Booklet.

5.5 Optionholders Deed Poll

Allied Gold Mining PLC entered into the Optionholder Deed Poll in favour of all Scheme Optionholders under which it agreed to perform its obligations under the Option Scheme and the Implementation Agreement, including, subject to the Schemes becoming Effective, to provide the Option Scheme Consideration to which each Scheme Optionholder is entitled. Annexure D of this Explanatory Statement contains a copy of the Optionholder Deed Poll.

5.6 Steps in implementing the Proposed Option Scheme

The following steps are required to implement the proposed Option Scheme and related aspects of the proposal.

1. Step 1—Court hearing to convene Option Scheme Meeting

A Court hearing upon application by Allied Gold was held on 4 May 2011, to obtain orders pursuant to section 411 of the Corporations Act to convene the Option Scheme Meeting. The Court ordered the convening of the Option Scheme Meeting and approved the dispatch of this Explanatory Statement. Allied Gold Optionholders should note this Court order does not amount to approval by the Court of the proposed Option Scheme.

2. Step 2—Approval of Optionholders

The Option Scheme Meeting of Allied Gold Optionholders to approve the Option Scheme must take place. The meeting is to be held at 10.00am on 6 June 2011 at Hilton Brisbane Hotel, 190 Elizabeth Street, Brisbane, Queensland, Australia. At the meeting the Requisite Majorities of Allied Gold Optionholders must pass the Option Scheme Resolution set out in the Notice of Option Scheme Meeting.

Eligibility to vote at the Option Scheme Meeting will be determined on the Meeting Record Date.

Voting instructions for Optionholders are set out in the proxy form accompanied with this Explanatory Statement and Notice of Option Scheme Meeting (see Annexure E).

If the Allied Gold Optionholders do not approve the Option Scheme by a Requisite Majority of Allied Gold Optionholders and Allied Gold Shareholders do not approve the Share Scheme by a Requisite Majority of Allied Gold Shareholders, the Option Scheme will not proceed.

3. Step 3—Allied Gold Mining PLC pre Admission Announcement

Application will be made for admission of the Allied Gold Mining PLC Shares to the premium segment of the Main Market.

Application has been made for a substitutional listing on the TSX whereby the Allied Gold Shares will be delisted from the TSX and Allied Gold Mining PLC Shares will be listed on the TSX. Allied Gold has applied to receive conditional approval to list the Allied Gold Mining PLC Shares on, and delist the Allied Gold Shares from, the TSX. Listing of Allied Gold Mining PLC Shares on the TSX is subject to Allied Gold Mining PLC fulfilling all of the listing requirements of the TSX.

Application will be made for admission of Allied Gold Mining PLC to the official list of ASX and for quotation of the CDIs on the securities market conducted by ASX.

4. Step 4—Court approval is sought

If the Requisite Majority of Allied Gold Optionholders is obtained at the Option Scheme Meeting and the Requisite Majority of Allied Gold Shareholders is obtained at the Share Scheme Meeting, Allied Gold will apply to the Court seeking approval of the proposed Option Scheme under section 411(4)(b) of the Corporations Act.

Allied Gold must establish to the Court that the Option Scheme Resolution to approve the proposed Option Scheme was passed at the Option Scheme Meeting by the Requisite Majority of Allied Gold Optionholders. The Court will examine the merits of the Option Scheme and only if satisfied on a range of matters, will it approve the Option Scheme and make the appropriate order.

The Court has a discretion not to grant the order approving the Option Scheme, even if the Option Scheme is approved by the Requisite Majority of Allied Gold Optionholders.

If you wish to oppose the approval of the Option Scheme at the Second Court Hearing you may do so by filing with the Court and serving on Allied Gold an interlocutory process in the prescribed form together with any affidavit on which you wish to rely at the hearing.

With leave of the Court, you may also oppose the approval of either of the Schemes by appearing at the Second Court Hearing and applying to raise any objections you may have at the hearing. Allied Gold should be notified in advance of an intention to object.

5. Step 6—The Option Scheme becomes effective

The Option Scheme will become binding on Allied Gold and each Allied Gold Optionholder upon the Court making an order under section 411(4)(b) of the Corporations Act and an office copy of that Court order being lodged with ASIC in accordance with section 411(10) of the Corporations Act (and the fulfilment of all of the Conditions which the Option Scheme is subject, as set out in section 5.3 of this Explanatory Statement). The date Allied Gold lodges with ASIC an office copy of the Court order approving the Option Scheme, becomes the Effective Date.

6. Step 7—Determine Option Scheme participants

The Scheme Record Date for determining entitlements under the Option Scheme will occur four Business Days from the Effective Date.

This four Business Day period is to allow time for documents effecting dealings in Allied Gold Options which occur prior to the Close of Register to be received and processed before entitlements are determined.

7. **Step 8—The Option Scheme is implemented**

On the Implementation Date:

(a) Allied Gold will procure Allied Gold Mining PLC to provide the Option Scheme Consideration to each Scheme Optionholder in accordance with the Option Scheme; and

(b) following the satisfaction of Section 5.6 (7)(a), Allied Gold will (as agent and attorney for the Scheme Optionholders under the Option Scheme) cause all Allied Gold Options, together with all rights and entitlements attaching to the Allied Gold Options as at the Implementation Date, to be cancelled without the need for any further act by any Scheme Optionholder (other than the acts performed by Allied Gold as agent and attorney for Scheme Optionholders under the Option Scheme).

Allied Gold will enforce the provisions of the Implementation Agreement for the benefit of Scheme Optionholders, including, without limitation, the obligations of Allied Gold Mining PLC to issue Allied Gold Mining PLC Options representing an interest in Allied Gold Options.

If a fractional entitlement to an Allied Gold Mining PLC Option arises from the calculation of the Option Scheme Consideration in respect of a Scheme Optionholder, then any such entitlement to a Allied Gold Mining PLC Option must be rounded down to the nearest whole number of Allied Gold Mining PLC Options.

5.7 Effect of the Proposed Option Scheme

All Scheme Optionholders will be affected by the proposed Option Scheme if it is implemented. Once the Option Scheme becomes effective (on the Effective Date) Scheme Optionholders will be bound by its terms, regardless of how they cast their vote at the Option Scheme Meeting.

On the Implementation Date, Scheme Optionholders will receive one Allied Gold Mining PLC Option for every six Allied Gold Options held on the Scheme Record Date in accordance with the Option Scheme. Following the satisfaction of this, all Allied Gold Options, together with all rights and entitlements attaching to the Allied Gold Options as at the Implementation Date, will be cancelled. The Scheme Optionholders will cease to be Optionholders in Allied Gold, or have any interest in Allied Gold Options. Implementation of the proposed Option Scheme is subject to the terms and conditions set out in the Option Scheme, which is set out in Annexure C of this Explanatory Statement.

5.8 Directors recommendation and voting intentions

The directors of Allied Gold believe that the Schemes are beneficial for Allied Gold and the Allied Gold Shareholders and Allied Gold Optionholders. The director's rationale for putting forward the Restructure, to be effected by the Schemes, and their view of the advantages and disadvantages of the Restructure to be effected by the Schemes, is set out in Section 7 of this Explanatory Statement. The directors of Allied Gold are unanimous in their view that the advantages of the Restructure to be effected by the Schemes significantly outweigh the disadvantages. For those reasons all of the directors recommend that the Allied Gold Shareholders and Allied Gold Optionholders vote in favour of the Schemes and pass the necessary resolutions at the Share Scheme Meeting and Option Scheme Meeting.

All of the directors of Allied Gold believe the Restructure to be effected by the Schemes is in the best interests of all Allied Gold Optionholders and Allied Gold Shareholders, and all of the directors of Allied Gold holding shares and options in Allied Gold intend to vote all of their shares and options in favour of the proposed Schemes.

For completeness, the voting intention of each individual director of Allied Gold is set out below.

Director Name	Position	Vote in favour of Schemes	Reason for vote
Mark Caruso	Executive Chairman	Yes	For the reasons set out in Section 7.2 of this Explanatory Statement, I believe the Schemes are in the best interest of Allied Gold, its Shareholders and Optionholders.
Frank Terranova	Executive Director	Yes	For the reasons set out in Section 7.2 of this Explanatory Statement, I believe the Schemes are in the best interest of Allied Gold, its Shareholders and Optionholders.
Sean Harvey	Non Executive Director	Yes	For the reasons set out in Section 7.2 of this Explanatory Statement, I believe the Schemes are in the best interest of Allied Gold, its Shareholders and Optionholders.
Monty House	Non Executive Director	Yes	For the reasons set out in Section 7.2 of this Explanatory Statement, I believe the Schemes are in the best interest of Allied Gold, its Shareholders and Optionholders.
Anthony Lowrie	Non Executive Director	Yes	For the reasons set out in Section 7.2 of this Explanatory Statement, I believe the Schemes are in the best interest of Allied Gold, its Shareholders and Optionholders.
Gregory H Steemson	Non Executive Director	Yes	For the reasons set out in Section 7.2 of this Explanatory Statement, I believe the Schemes are in the best interest of Allied Gold, its Shareholders and Optionholders.

6 HOW TO VOTE

The Directors unanimously recommend that you vote in favour of the Option Scheme.

6.1 Your vote is important

For the Restructure to proceed, it is necessary that sufficient Allied Gold Optionholders vote in favour of the Option Scheme, and that sufficient Allied Gold Shareholders vote in favour of the Share Scheme.

6.2 Notice of Meeting

The Option Scheme will be voted on by Allied Gold Optionholders at a meeting to be held at Hilton Brisbane Hotel, 190 Elizabeth Street, Brisbane, Queensland, Australia on 6 June 2011 at 10.00am. The Notice of Option Scheme Meeting is included in Annexure E of this Explanatory Statement.

6.3 Voting

For the Option Scheme to be approved, votes in favour of the Option Scheme must be received from:

(1) a majority in number (more than 50%) of Allied Gold Optionholders who are present and voting at the Option Scheme Meeting (either in person or by proxy, attorney or in the case of a corporation, its duly appointed corporate representative); and

(2) Allied Gold Optionholders who together hold at least 75% of the total amount of debts and claims of Allied Gold Optionholders present and voting at the Option Scheme Meeting (either in person, by proxy, attorney or in case of a corporation, its duly appointed corporate representative).

The passing of the Share Scheme Resolution at the Share Scheme Meeting approving the Share Scheme is a condition to the implementation of the Option Scheme.

The notice convening the Option Scheme Meeting is set out in Annexure E of this Explanatory Statement. A proxy form for use in connection with the Option Scheme Meeting is accompanied with this Explanatory Statement.

6.4 Voting entitlements

(1) Option Scheme Meeting

If you are registered as at 10.00am on 4 June 2011 as an Allied Gold Optionholder you will be entitled to vote on the Option Scheme Resolution to approve the Option Scheme at the Option Scheme Meeting.

(2) Voting in person

The Option Scheme Meeting will be held on 6 June 2011 at Hilton Brisbane Hotel, 190 Elizabeth Street, Brisbane, Queensland, Australia commencing at 10.00am.

(3) Voting by proxy

Allied Gold Optionholders wishing to vote by proxy at the Option Scheme Meeting must complete and return the personalised proxy form that is enclosed with this Explanatory Statement. A person appointed as a proxy may be an individual or a body corporate and need not be an Allied Gold Optionholder.

Completed proxy forms for the Option Scheme Meeting must be delivered so as to be received by Allied Gold by no later than 10.00am on 4 June 2011 (or, if the Option Scheme Meeting is adjourned, at least 48 hours before the resumption of the Option Scheme Meeting in relation to the resumed part of the Option Scheme Meeting) in any of the following ways:

Australian Registry

By post to:

Computershare Investor Services Pty Limited
GPO Box 242
MELBOURNE VIC 3001
AUSTRALIA

By hand delivery to:

Computershare Investor Services Pty Limited
Level 2
45 St Georges Terrace
PERTH WA 6000
AUSTRALIA

By fax:

(within Australia) 1800 783 447
(outside Australia) +61 3 9473 2555

By online proxy:

Log on to Allied Gold Share Registry's online voting website at _www.investorvote.com.au and use the Control number found on the Proxy form.

Note: Proxy forms may not be returned by email.

(4) Undirected proxies

If a proxy appointment is signed by an Allied Gold Optionholder but does not name the proxy or proxies in whose favour it is given, the Chairman of the Option Scheme Meeting will act as proxy. Proxy appointments in favour of the Chairman of the Option Scheme Meeting, the company secretary of Allied Gold or any director of Allied Gold which do not contain a direction as to how to vote will be voted in support of the Option Scheme Resolution at the Option Scheme Meeting.

(5) Voting by attorney

If an Allied Gold Optionholder executes or proposes to execute any document, or do any act, by or through an attorney which is relevant to the Allied Gold Optionholder's options in Allied Gold, that Allied Gold Optionholder must deliver the instrument appointing the attorney to Allied Gold for notation.

Allied Gold Optionholders wishing to vote by attorney at the Option Scheme Meeting must, if they have not already presented an appropriate power of attorney to Allied Gold for notation, deliver to Allied Gold (at the address or facsimile number provided in Section 6.4(4) of this Explanatory Statement) the original instrument appointing the attorney or a certified copy of it by no later than 10.00am on 4 June 2011 (or, if the Option Scheme Meeting is adjourned, at least 48 hours before the resumption of the Option Scheme Meeting in relation to the resumed part of the Option Scheme Meeting).

Unless the contrary is evident from the express terms of the power of attorney, any power of attorney granted by a Allied Gold Optionholder will, as between Allied Gold and that Allied Gold Optionholder, continue in force and may be acted on, unless express notice in writing of its revocation or the death of the relevant Allied Gold Optionholder is lodged with Allied Gold. If you are registered as at 10.00am on 4 June 2011 as an Allied Gold Optionholder you will be entitled to vote on the Option Scheme Resolution to approve the Option Scheme at the Option Scheme Meeting.

(6) Voting by corporate representative

An Allied Gold Optionholder or proxy which is a body corporate may appoint an individual to act as its representative at the Option Scheme Meeting.

To vote by corporate representative at the Option Scheme Meeting, a corporate Allied Gold Optionholder or proxy should obtain an appointment of corporate representative form from Allied Gold and complete and sign the form in accordance with the instructions on it. The form should then be lodged at the registration desk on the day of the Option Scheme Meeting.

The appointment of a representative may set out restrictions on the representative's powers.

The original form of appointment of a representative, a certified copy of the appointment, or a certificate of the body corporate evidencing the appointment of a representative is prima facie evidence of a representative having been appointed.

The Chairman of the Option Scheme Meeting may permit a person claiming to be a representative to exercise the appointing body's powers even if they have not produced a certificate or other satisfactory evidence of their appointment.

(7) Further information on voting

Allied Gold Optionholders, their attorneys or representatives (including proxies and their representatives) who plan to attend the Option Scheme Meeting in person are asked to arrive at the venue 20 minutes prior to the time designated for the commencement of the Option Scheme Meeting with written evidence of their name and address, if possible, so that their optionholding may be checked against the Register and attendances noted. Attorneys should bring with them the original or a certified copy of the power of attorney under which they have been authorised to attend and vote at the Option Scheme Meeting.

Further information relating to voting procedures is contained in the Notice of the Option Scheme Meeting set out in Annexure E.

7 RECOMMENDATION AND MATTERS RELEVANT TO YOUR VOTE

7.1 Allied Gold Directors' recommendation

The directors of Allied Gold unanimously recommend that Allied Gold Optionholders vote in favour of the Option Scheme.

The directors of Allied Gold have considered the advantages and disadvantages of the Option Scheme and believe that the Option Scheme is in the best interests of Allied Gold Optionholders. In making this recommendation, the directors of Allied Gold have considered the following:

(1) the reasons why Allied Gold Optionholders should vote in favour of the Option Scheme, set out in Section 7.2 of this Explanatory Statement;

(2) possible reasons not to vote in favour of the Option Scheme, set out in section 7.3 of this Explanatory Statement;

(3) the benefits of the Restructure as outlined Section 9 of the Scheme Booklet;

(4) the potential disadvantages of the Restructure as outlined in Section 10 of the Scheme Booklet;

(5) the risks associated with acquiring Allied Gold Mining PLC Shares, set out in Section 11 of the Scheme Booklet; and

(6) the opinion of the Independent Expert, the Tax Expert and the US Tax Expert.

Each director of Allied Gold who holds Allied Gold Options, or on whose behalf Allied Gold Options are held, intends to vote in favour of the Option Scheme. Similarly each director of Allied Gold who holds Allied Gold Shares, or on whose behalf Allied Gold Shares are held, intends to vote in favour of the Share Scheme.

7.2 Key reasons to vote in favour of the Option Scheme

The following are key reasons to vote in favour of the Option Scheme:

(1) Since achieving its AIM admission in 2006 and its TSX admission in 2010 Allied Gold has developed an increasingly international focus.

(2) If the Schemes become Effective, Allied Gold Optionholders will be issued with Allied Gold Mining PLC Options, on a one for six basis. As holders of Allied Gold Options, Allied Gold Optionholders may benefit from the following factors expected as a result of the Restructure (if they exercise their Options for Shares) being effected:

   (a) increased visibility for the Allied Gold Group in the United Kingdom and European markets;

   (b) increased attractiveness of the Allied Gold Group to United Kingdom and European investors once domiciled in United Kingdom with a local listing on the premium segment of the Main Market;

   (c) as London is the world's largest gold trading market, listing on the premium segment of the Main Market will provide the Allied Gold Group with increased exposure to this market;

   (d) potential higher liquidity in Allied Gold Mining PLC securities as a result of a potentially higher volume of shares being traded because of increased potential for future fundraising to be successful; and

   (e) eligibility for Allied Gold Mining PLC, as a United Kingdom company, to be included on major UK indices (i.e. the UK FTSE Indices). It is anticipated that inclusion in these indices will further reinforce and enhance the attractiveness of Allied Gold Mining PLC to investors and support the achievement of higher trading volumes and increased liquidity in Allied Gold Mining PLC Shares.

(3) The Independent Expert has concluded that the Option Scheme is in the best interests of the Allied Gold Optionholders. The Independent Expert's Report in respect of the Option Scheme is contained in Annexure A of this Explanatory Statement.

Allied Gold Optionholders are encouraged to read this Explanatory Statement and the Scheme Booklet in its entirety. The Scheme Booklet also contains important information relevant to the Option Scheme, the advantages and disadvantages of the Restructure and the assumptions, qualifications and

disclaimers on which the Independent Expert's conclusions are based and information on Allied Gold and Allied Gold Mining PLC.

7.3 Possible reasons not to vote in favour of the Option Scheme

Optionholders should also consider reasons for not voting in favour of the Option Scheme. Some factors which may lead Allied Gold Optionholders to vote against the Option Scheme are:

(1) Disadvantages of the Restructure

Allied Gold Optionholders should consider the potential disadvantages of the Restructure as outlined in Section 10 of the Scheme Booklet.

(2) Risks relating to acquiring Allied Gold Mining PLC Options

If the Option Scheme is implemented, Allied Gold Optionholders will be issued with Allied Gold Mining PLC Options (on a one for six basis) which can be converted into Allied Gold Mining PLC Shares. Allied Gold Optionholders should refer to the information about the risks relating to acquiring Allied Gold Mining PLC Shares outlined in Section 11 of the Scheme Booklet. We note that exchange rate fluctuations may have an impact on the exercise price of Allied Gold Options.

(3) Tax implications

The Option Scheme may be a taxable transaction. A general summary of the tax implications for the Allied Gold Optionholders and Allied Gold Shareholders with respect to the Schemes are outlined in Annexure B of this Explanatory Statement. The tax implications will depend on the individual circumstances of each Allied Gold Optionholder and should be carefully considered. Allied Gold Optionholders must seek independent advice about the specific effect the Option Scheme will have on their specific circumstances.

7.4 Implications if the Option Scheme does not proceed

The Share Scheme and Option Scheme are inter-conditional.

If the Share Scheme is not approved by the Requisite Majority of Allied Gold Shareholders or the Court, then the Option Scheme will not be implemented, whether or not the Option Scheme is approved by Allied Gold Optionholders.

Conversely if the Option Scheme is not approved by the Requisite Majority of Allied Gold Optionholders or the Court, then the Share Scheme will not be implemented, whether or not the Share Scheme is approved by the Allied Gold Shareholders.

8 DESCRIPTION AND AFFECT OF THE OPTION SCHEME

8.1 Terms of Allied Gold Mining PLC Options

Allied Gold Mining PLC is authorised under its articles to issue Allied Gold Mining PLC Options.

The terms and conditions of the Allied Gold Mining PLC Options issued as consideration to Scheme Optionholders are to be the same as the terms and conditions of the Allied Gold Options except for the capital consolidation and exercise price, which is set out in detail in clause 8.2 of this Explanatory Statement.

We note that Allied Gold Options (issued to directors of Allied Gold), contain a term that provides all options that have not already vested will automatically vest on the occurrence of the following change of control event, among others, the dispatch of a notice of meeting to consider a scheme of arrangement between Allied Gold and its creditors or members or any class thereof pursuant to section 411 of the Corporations Act. The directors of Allied Gold have resolved by resolution to waive their rights under the terms and conditions of the Allied Gold Options to have their Allied Gold Options automatically vest on the occurrence of the dispatch of a notice of meeting to consider the Schemes. Accordingly, the unvested Allied Gold Options held by the directors of Allied Gold will remain unvested notwithstanding the proposed Restructure.

We note that the Allied Gold Options (issued to employees of Allied Gold) contains a term that, upon the occurrence of a **Triggering Event** (being an event which includes, among other things, the dispatch of a notice of meeting to consider a scheme of arrangement between Allied Gold and its creditors or members or any class thereof pursuant to section 411 of the Corporations Act), provides that the directors of Allied Gold may determine:

(1) that the options may be exercised at any time from the date of such determination, and in any number until the date determined by the directors of Allied Gold acting bona fide so as to permit the holder to participate in any change of control arising from the Triggering Event, provided that the directors of Allied Gold will forthwith advice in writing each holder of such determination. Thereafter, the options shall lapse to the extent they have not been exercised; or

(2) to use their reasonable endeavours to procure that an offer is made to holders of options on like terms (having regard to the nature and value of the options) to the terms proposed under the Triggering Event in which case the directors of Allied Gold shall determine an appropriate period during which the holder may elect to accept the offer and if the holder has not so elected at the end of that period, the options shall immediately become exercisable and if not exercised within 10 days, shall lapse.

The directors of Allied Gold have resolved by resolution not to make a determination that the options be exercised or to procure that an offer be made to the relevant Allied Gold Optionholders who are employees of Allied Gold, such that the Allied Gold options held by the relevant employees of Allied Gold will remain the same and not be exercised (otherwise than in accordance with their terms and conditions) notwithstanding the proposed Restructure.

8.2 Differences in terms of Allied Gold Options and Allied Gold Mining PLC Options

Each Allied Gold Option entitles the holder to subscribe for one Allied Gold Share at an exercise price as set out in the table below:

Type of Allied Gold Option	Exercise Price of Allied Gold Option
Director Options expiring 30.11.2011 at $0.35	$0.35
Director Options expiring 31.12.2013 at $0.50	$0.50
Employee Options expiring 31.10.2011 at $0.35	$0.35
Employee Options expiring 31.12.2013 at $0.50	$0.50
Unlisted Director Options expiring 30.11.2011 at $0.35	$0.35

Each Allied Gold Mining PLC Option entitles the holder to subscribe for one Allied Gold Mining PLC Share at an exercise price set out in the table below, which reflects the one Allied Gold Mining PLC Option for six Allied Gold Options consolidation under the Option Scheme and an adjustment of the exercise price of Allied Gold Options from AUD to GBP. The option exercise price has been calculated

using the Australian dollar/UK pound exchange rate average for the 12 month period to 26 April 2011 which is AU$1 = GBP 0.6099.

Type of Allied Gold Mining PLC Option	Exercise Price of Allied Gold Mining PLC Option
Director Options expiring 30.11.2011 at £1.26	£1.26
Director Options expiring 31.12.2013 at £1.80	£1.80
Employee Options expiring 31.10.2011 at £1.26	£1.26
Employee Options expiring 31.12.2013 at £1.80	£1.80
Unlisted Director Options expiring 30.11.2011 at £1.26	£1.26

A number of Allied Gold Options have not vested. For all of the unvested options the vesting condition is that Allied Gold Shares trade at A$0.70 or higher for five consecutive trading days. Under the proposed Option Scheme, the vesting condition is to remain the same for all unvested Allied Gold Mining PLC Options except for an adjustment of the trading price from AUD to GBP, such that unvested Allied Gold Mining PLC Shares must trade at or above £2.56 for five consecutive trading days.

There are no other material differences between the terms of the Allied Gold Mining PLC Options and the terms of the Allied Gold Options. Allied Gold Options and Allied Gold Mining PLC Options have the same expiry dates.

8.3 Issue of option certificates

Within 10 Business Days after the Implementation Date, option certificates for the Allied Gold Mining PLC Options issued as consideration for the acquisition of the Allied Gold Options will be sent to Scheme Optionholders to their respective addresses as shown in the Register or at such other addresses as they may instruct Allied Gold in writing prior to the Effective Date.

8.4 Creditors

Creditors of entities within the Allied Gold Group will be unaffected by the Option Scheme. The intention of the directors of Allied Gold Mining PLC is to not change the conduct of the business of the Allied Gold Group. The proposed Option Scheme will not of itself affect the obligations that exist as at the Implementation Date between any creditor and a company in the Allied Gold Group. Following its most recent fundraising Allied Gold has on hand sufficient cash to meet its needs over the next 12 months and it is on this basis that Allied Gold Mining PLC is seeking admission to the premium segment of the Main Market.

8.5 Directors' interests in marketable securities of Allied Gold

The following table shows the relevant interest of each director of Allied Gold in Allied Gold Shares/Allied Gold Options as at the Date of this Explanatory Statement:

Name of director of Allied Gold	Terms of Allied Gold Options	Number of Allied Gold Options issued (unvested)	Number of Allied Gold Options issued (vested)	Number of Allied Gold Shares
M V Caruso	$0.35 expiring 30.11.2011	3,000,000	5,875,000	7,685,193
	$0.50 expiring 31.12.2013		20,000,000	
F Terranova	$0.35 expiring 30.11.2011	1,250,000	4,250,000	1,000
	$0.50 expiring 31.12.2013		10,000,000	
T S Harvey*	$0.50 expiring 31.12.2011	500,000	1,000,000	200,000
M House	$0.35 expiring 31.12.2011	500,000	1,000,000	10,000
A Lowrie	$0.35 expiring 30.11.2011	250,000	1,500,000	1,635,460
G H Steemson	$0.35 expiring 30.11.2011	250,000	1,500,000	1,100,000
P DuPlessis	$0.35 expiring 31.10.2011	300,000	525,000	Nil
R Hastings	$0.35 expiring 31.10.2011	1,000,000	2,250,000	300,000
	$0.50 expiring 31.12.2013		500,000	
P Torre	$0.35 expiring 31.10.2011	500,000	1,250,000	20,000
	$0.50 expiring 31.12.2013		250,000	
P Davies	$0.35 expiring 31.10.2011	300,000	525,000	Nil
	$0.50 expiring 31.12.2013		175,000	

* The board of Allied Gold has resolved to put to Allied Gold Shareholders the issue of 1,500,000 unlisted options to T S Harvey at an exercise price of $A0.50 expiring 31 December 2011 with 1,000,000 vesting immediately and 500,000 vesting upon the share price trading at or above $A0.70 for 5 consecutive trading days. The motion will be put to Allied Gold Shareholder's at the company's next General Meeting at 9.30am on 6 June 2011. If the resolution is approved by the Allied Gold Shareholders T S Harvey will receive the number of Allied Gold Options set out in the figure above and be an Allied Gold Optionholder for the purposes of the Option Scheme.

Except as stated above, there are no marketable securities of Allied Gold held by or on behalf of any director of Allied Gold to which such persons are entitled, as at the date of this Explanatory Statement.

There has been no dealing by the directors of Allied Gold in marketable securities of Allied Gold since 29 September 2010.

8.6 Directors' interests in marketable securities of Allied Gold Mining PLC

None of the directors of Allied Gold, nor any of their associates, holds or has any interest in any marketable securities in Allied Gold Mining PLC, except for F Terranova who holds the Subscriber Share.

There have been no acquisitions or disposals of marketable securities of Allied Gold Mining PLC in the four months before this Explanatory Statement was lodged with the ASIC, other than the acquisition of the Subscriber Share (by the relevant director of Allied Gold).

The directors of Allied Gold will receive:

(1) Allied Gold Mining PLC Shares or CDIs as consideration for the acquisition of their Allied Gold Shares under the Share Scheme; and

(2) Allied Gold Mining PLC Options as consideration for the acquisition of their Allied Gold Options under the Option Scheme.

The following table sets out the relevant interest of each director of Allied Gold and director of Allied Gold Mining PLC in securities of Allied Gold Mining PLC upon completion of the Schemes.

Name of director of Allied Gold	Terms of Allied Gold Options under Option Scheme	Number of Allied Gold Mining PLC Options to be issued under Option Scheme (unvested)	Number of Allied Gold Mining PLC Options to be issued under Option Scheme (vested)	Number of Allied Gold Mining PLC Shares to be issued under Share Scheme
M V Caruso	£1.26 expiring 30.11.2011	500,000	979,166	1,280,865
	£1.80 expiring 31.12.2013		3,333,333	
F Terranova	£1.26 expiring 30.11.2011	208,333	708,333	166
	£1.80 expiring 31.12.2013		1,666,666	
T S Harvey*	£1.26 expiring 31.12.2011	83,333	166,666	33,333
M House	£1.80 expiring 31.12.2011	83,333	166,666	1,666
A Lowrie	£1.26 expiring 30.11.2011	41,666	250,000	272,576
G H Steemson	£1.26 expiring 30.11.2011	41,666	250,000	183,333
P DuPlessis	£1.26 expiring 31.10.2011	50,000	87,500	Nil
R Hastings	£1.26 expiring 31.10.2011	166,666	375,000	50,000
	£1.80 expiring 31.12.2013		83,333	
P Torre	£1.26 expiring 31.10.2011	83,333	208,333	3,333
	£1.80 expiring 31.12.2013		41,666	
P Davies	£1.26 expiring 31.10.2011	50,000	87,500	Nil
	£1.80 expiring 31.12.2013		29,166	

* The board of Allied Gold has resolved to put to Allied Gold Shareholders the issue of 1,500,000 unlisted options to T S Harvey at an exercise price of $A0.50 expiring 31 December 2011 with 1,000,000 vesting immediately and 500,000 vesting upon the share price trading at or above $A0.70 for 5 consecutive trading days. The motion will be put to Allied Gold Shareholder's at the company's next General Meeting at 9.30am on 6 June 2011. If the resolution is approved by the Allied Gold Shareholders T S Harvey will be an Allied Gold Optionholder for the purposes of the Option Scheme and will receive the number of Allied Gold Mining PLC Options set out in the figure above on the implementation of the Option Scheme.

8.7 Disclosure of interests

Except as disclosed elsewhere in the Scheme Booklet or this Explanatory Statement, no:

(1) director of Allied Gold Mining PLC;

(2) person named in this Explanatory Statement as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Explanatory Statement; or

(3) promoter of Allied Gold Mining PLC,

(together "Interested Persons") holds, or held at any time during the 2 years before the date of this Explanatory Statement any interests in:

(4) the formation or promotion of Allied Gold Mining PLC; or

(5) property acquired or proposed to be acquired by Allied Gold Mining PLC in connection with:

  (a) its formation or promotion; or

  (b) the offer of Allied Gold Mining PLC Options under the Option Scheme; or

(6) the offer of Allied Gold Mining PLC Options under the Option Scheme.

8.8 Report of the Independent Expert

Allied Gold has sought advice from the Independent Expert which has prepared the Independent Expert's Report set out in Annexure A of this Explanatory Statement, advising whether the Schemes are in the best interests of members of Allied Gold.

The Independent Expert has formed the view that the Option Scheme is in the best interests of the Scheme Optionholders.

The Independent Expert has given and not withdrawn its written consent to the inclusion in this Explanatory Statement of the Independent Expert's Report in the form and context in which it is included.

8.9 Taxation Report

A Taxation Report has been obtained and is set out in Annexure B of this Explanatory Statement. Allied Gold Optionholders are urged to review the Taxation Report carefully and the directors of Allied Gold note that although the Taxation Report raises principal issues related to the Option Scheme, the report is intended as a general summary of the taxation implications of the Option Scheme for the Allied Gold Optionholders.

Allied Gold Optionholders must seek independent advice about the specific effect the Option Scheme will have on their specific circumstances.

Please note, the Taxation Report does not consider US taxation considerations. We note that there are no Allied Gold Optionholders who reside in the United States.

8.10 Relief sought from ASIC and ASX

Allied Gold has sought relief from ASIC which would permit the Option Scheme disclosure to be consistent with that of the Share Scheme even though Allied Gold Optionholders fall within the definition of "creditors", for which different disclosure regulations apply. An ASIC waiver of this nature grants pro forma relief from the requirement for the Scheme Booklet to include certain information in relation to the Option Scheme as set out in paragraphs 8201(a), 8201(b), 8201(c), 8201(d) and 8201(e) of Schedule 8 of the Corporations Regulations. When relief is granted, the explanatory statement is also not required to contain or have annexed to the explanatory statement the reports and copies of documents referred to in paragraphs 8203(a) and 8203(b) of Schedule 8 of the Corporations Regulations. Refer to Section 15.17 of the Scheme Booklet for additional information.

Allied Gold has also sought relief from the ASX in respect of a number of listing rules which are inconsistent with the London Stock Exchange listing rules.

8.11 Other information material to the making of a decision in relation to the Scheme

Allied Gold Optionholders are recommended to read and consider the material in this Explanatory Statement and the accompanying Scheme Booklet. In particular, attention is drawn to:

(1) the recommendation of the directors of Allied Gold in relation to the Option Scheme

which is set out in section 7.1 of this Explanatory Statement;

(2) the Option Scheme which is set out in Annexure C of this Explanatory Statement;

(3) the Independent Experts Report which provides an opinion that the Option Scheme is in the best interests of Allied Gold Shareholders, which is set out in Annexure A of this Explanatory Statement;

(4) section 12 of the Scheme Booklet which provides information relating to Allied Gold, the directors of Allied Gold and Allied Gold's capital structure; and

(5) section 13 of the Scheme Booklet which provides information relating to Allied Gold Mining PLC.

Except as set out in this Explanatory Statement and accompanying Scheme Booklet, there is no other information material to the making of a decision in relation to the Option Scheme, being information that is within the knowledge of any director of Allied Gold or of any related body corporate of Allied Gold, which has not been previously disclosed to holders of Allied Gold Options.

9 GLOSSARY OF DEFINED TERMS

AIFRS means Australian International Financial Reporting Standards.

AIM means AIM, a market operated by the London Stock Exchange.

AIM Rules means the rules published by the London Stock Exchange from time to time governing the admission to and operation of AIM.

Allied Gold means Allied Gold Limited ACN 104 855 067.

Allied Gold Group means Allied Gold and all of its subsidiaries.

Allied Gold Mining PLC means Allied Gold Mining PLC a company incorporated in England and Wales, having registered company number 7553802.

Allied Gold Mining PLC Option means a right granted to a participant to subscribe for or acquire an Allied Gold Mining PLC Share subject to the terms and conditions on which the right is granted.

Allied Gold Mining PLC Share means a fully paid ordinary share in the capital of Allied Gold Mining PLC.

Allied Gold Option means a right granted to a participant to subscribe for or acquire an Allied Gold Share subject to the terms and conditions on which the right is granted.

Allied Gold Optionholder means each person who is registered in the Register from time to time as the holder of an Allied Gold Option.

Allied Gold Share means a fully paid ordinary share in the capital of Allied Gold.

Allied Gold Shareholder means a person who is registered in the Register from time to time as the holder of an Allied Gold Share.

Applicable Laws means any one or more of all, as the context requires, of:

(1) the Corporations Act (including the Corporations Regulations);

(2) the Listing Rules; and

(3) any practice note, policy statement, class order, declaration, guideline, policy or procedure pursuant to the provisions of which ASIC is authorised or entitled to regulate, implement or enforce, either directly or indirectly, the provisions of any of the foregoing statutes, regulations, rules, deeds or agreements or any conduct or proposed conduct or any person pursuant to any of those statutes, regulations, rules, deeds or agreements, including RG 60 and RG 142.

ASG means Australian Solomons Gold Limited.

ASIC means the Australian Securities and Investments Commission.

ASX means ASX Limited ABN 98 008 624 691 or the market operated by it, as the context requires.

AUD means the Australian dollar, the currency of the Commonwealth of Australia.

Authority means:

(1) any government or governmental, semi-governmental or local authority and any department, office, minister, commission, board or delegate or agency of any such government or authority;

(2) any judicial or administrative entity or authority; and

(3) any other authority, commission, board agency or other entity established or having power under statute or the listing rules of any recognised exchange.

Business Day means a day that is not a Saturday, Sunday nor any other day which is a public holiday in Queensland or England.

CDIs means CHESS Depositary interests and means a unit of beneficial ownership in Allied Gold Mining PLC Shares, registered in the name of CDN.

CDN means the depositary nominee appointed to hold Allied Gold Mining PLC CDIs, being CHESS Depositary Nominee.

CHESS means the clearing house electronic subregister system for the electronic transfer of securities.

Close of Register means 7.00pm Sydney time on the Scheme Record Date.

Conditions means all the conditions to be satisfied before the Option Scheme becomes effective, set out in clause 3.1 of the Implementation Agreement.

Corporations Act means the Corporations Act 2001 (Cth).

Corporations Regulations means the Corporations Regulations 2001 (Cth).

Court means a court of competent jurisdiction under the Corporations Act (and includes any court of appeal from them).

CREST means the relevant system (as defined in the Regulations) for the paperless settlement of trades and the holding of uncertificated shares, operated by Euroclear UK & Ireland Limited in the United Kingdom.

Custodian means the custodian appointed to hold Allied Gold Shares deposited pursuant to the DI Deed, being Computershare Clearing Pty Ltd.

Deed Polls means the Shareholder Deed Poll and the Optionholder Deed Poll.

Depositary means Computershare Investor Services PLC.

Depositary Interests or DIs means a security:

(a) issued under the DI Deed and the rules of CREST;

(b) created under English law and as such capable of settlement on AIM utilising the CREST system;

(c) held in uncertificated form;

(d) title to which is established by entry in the Depositary Interest Register;

(e) evidencing the holder's underlying interest in one Allied Gold Share, which is registered on the register in the name of the Depositary or Custodian and held by the Depositary (itself or through the Custodian) as bare trustee for the holder of the Depositary Interest, on the terms set out in the DI Deed; or

(f) entitling the holder to the benefit of all the rights and entitlements received.

Depositary Interest Register means the register of holders of Depositary Interests.

DI Deed means the deed titled ''Deed in respect of Allied Gold Limited Depositary Interests', dated 27 February 2006, executed and issued by the Depositary.

DI Holder means the holder of a Depositary Interest issued with respect to a Allied Gold Share.

Effective means the coming into effect, under section 411(10) of the Corporations Act, of the Scheme Order, but in any event at no time before an office copy of the Scheme Order is lodged with ASIC.

Effective Date means the date on which the Option Scheme becomes Effective.

Explanatory Statement means this booklet which describes the proposed Option Scheme, and the annexures to this booklet.

EY means Ernst & Young Transaction Advisory Services Limited.

GBP means pound sterling, the currency of the United Kingdom.

General Meeting means the general meeting of the Scheme Shareholders to be held at The Hilton Brisbane Hotel, 190 Elizabeth Street, Brisbane, Queensland, Australia at 9.30am on 6 June 2011 to consider, and if thought appropriate, approve the matters set out in the Notice of General Meeting at Annexure I of the Scheme Booklet.

Gold Ridge means the gold project on Guadalcanal Island in the Solomon Islands owned by Allied Gold Group.

Implementation means the various steps required to implement the Option Scheme on the Implementation Date.

Implementation Agreement means the agreement titled ''Implementation Agreement'' to be entered into between Allied Gold and Allied Gold Mining PLC regarding the implementation of the Schemes, a copy of which is set out in Annexure G of the Scheme Booklet.

Implementation Date means two Business Days (or as otherwise agreed between Allied Gold and Allied Gold Mining PLC in writing) following the Scheme Record Date.

Independent Expert means EY.

Independent Expert Report means the report from the Independent Expert stating whether or not, in the Independent Expert's opinion, the Option Scheme is in the best interests of Allied Gold Optionholders and the Share Scheme is in the best interest of Allied Gold Shareholders and setting out the reasons for that opinion, set out in Annexure A of the Explanatory Statement.

Listing Rules means the official listing rules of ASX as from time to time amended or waived in their application to a party.

London Stock Exchange means the London Stock Exchange plc.

Main Market means the market operated by the London Stock Exchange.

Meeting Record Date means the time for determining eligibility to vote at the Option Scheme Meeting, being at 10.00am on the date nominated as such in the Key Dates on page 1.

Option means an option to acquire a share on certain terms.

Optionholder Deed Poll means the deed poll to be executed by Allied Gold Mining PLC in favour of each Scheme Optionholder under which Allied Gold Mining PLC covenants in favour of each Scheme Optionholder to perform its obligations under the Implementation Agreement and the Option Scheme.

Option Scheme means the scheme of arrangement between Allied Gold and Allied Gold Optionholders, a copy of which in contained at Annexure C of this Explanatory Statement.

Option Scheme Consideration means the Allied Gold Mining PLC Options to be issued to the Scheme Optionholders as consideration for the implementation of the Option Scheme, which will consist of the issue of one Allied Gold Mining PLC Option, in respect of every six Allied Gold Options registered in the name of the Scheme Optionholder in the Register as at the Scheme Record Date.

Option Scheme Meeting means the meeting of Allied Gold Optionholders ordered by the Court to be convened pursuant to Section 411(1) of the Corporations Act, to consider the Option Scheme, and to vote in regard to the Option Scheme. The Notice of Option Scheme Meeting appears in Section Annexure E.

Option Scheme Resolution means the resolution to approve the Option Scheme to be considered by the Allied Gold Optionholders at the Option Scheme Meeting.

PwC means PricewaterhouseCoopers.

Register means, as the context requires, the register of Allied Gold Shareholders and Allied Gold Optionholders in Australia, the register of Allied Gold Shareholders in Canada or the DI Register and **Registry** has a corresponding meaning.

Regulations means the Uncertificated Securities Regulations 2001 (S1/3755);

Requisite Majority of Allied Gold Optionholders means in relation to a resolution to put to an Option Scheme Meeting, a resolution passed by:

(1) a majority in number (more than 50%) of Allied Gold Optionholders present and voting at the Option Scheme Meeting(either in person or by proxy, attorney or in the case of a corporation its duly appointed corporate representative); and

(2) Allied Gold Optionholders who together hold at least 75% of the total amount of debts and claims of the Allied Gold Optionholders present and voting at the Option Scheme Meeting (in person or by proxy, attorney or duly appointed corporate representative).

Requisite Majority of Allied Gold Shareholders means in relation to a resolution to be put to a Shareholder Scheme Meeting, a resolution passed by:

(1) a majority in number (more than 50%) of Allied Gold Shareholders present and voting at the Shareholder Scheme Meeting (either in person or by proxy, attorney or in the case of a corporation its duly appointed corporate representative); and

(2) Allied Gold Shareholders who together hold at least 75% of the votes cast on the resolution at the Shareholder Scheme Meeting.

Restructure means the establishment of Allied Gold Mining PLC as the holding company of Allied Gold, to be implemented through the Share Scheme and the Option Scheme.

Schemes means the Share Scheme and the Option Scheme.

Scheme Booklet means the separate booklet which describes the Share Scheme and its impact on Allied Gold Shareholders.

Scheme Meetings means each of the meetings to be convened by the Court pursuant to the Share Scheme or Option Scheme (or at any adjournment or postponement of that at which the Share Scheme or Option Scheme is being voted on) and any other meetings of the members of Allied Gold necessary to implement the transactions contemplated by this Agreement.

Scheme Optionholder means each Allied Gold Optionholder registered in the Register as at the Scheme Record Date.

Scheme Order means the orders of the Court approving the Option Scheme or the Share Scheme (with or without modification or subject to conditions) pursuant to Section 411(4)(b) of the Corporations Act.

Scheme Record Date means the date for determining participation in the Schemes being 5.00 p.m. on the date four Business Days following the Effective Date or such other date (after the Effective Date) as Allied Gold and Allied Gold Mining PLC agree in writing.

Scheme Shareholder means a person who is entered on the Register as a holder of Allied Gold Shares at the Scheme Record Date after the registration of all transfer and transmission applications as provided for in the Share Scheme.

Second Court Hearing means the hearing (including any adjournment of, or appeal from, that hearing) at which the Court is convened to hear the application for an order under section 411(4)(b) of the Corporations Act approving the Option Scheme.

Section means a section of this Option Scheme Booklet.

Share Scheme means the scheme of arrangement under Part 5.1 of the Corporations Act between Allied Gold and the Scheme Shareholders, subject to any alteration or condition made by the Court under section 411(6) of the Corporations Act with the agreement of the Allied Gold and Allied Gold Mining PLC (acting reasonably), set out in the Scheme Booklet.

Share Scheme Resolution means the resolution to approve the Share Scheme to be considered by the Allied Gold Shareholders at the Share Scheme Meeting.

Shareholder Deed Poll means the deed poll to be executed by Allied Gold Mining PLC in favour of each Scheme Shareholder under which Allied Gold Mining PLC covenants in favour of each Scheme Shareholder to perform its obligations under the Implementation Agreement and the Share Scheme.

Simberi means the Simberi gold project owner by Allied Gold Group.

Subscriber Share means one ordinary share in the capital of Allied Gold Mining PLC to effect incorporation of Allied Gold Mining PLC.

Tax Expert means PwC.

Taxation Report means the tax report prepared by PwC in Annexure B to this Explanatory Statement.

Treasurer means the Treasurer of the Commonwealth of Australia.

TSX mean the Toronto Stock Exchange.

UK means the United Kingdom.

UK FTSE Indices means the Financial Times Stock Exchange indices for certain eligible UK companies.

United Kingdom means the United Kingdom of Great Britain and Northern Ireland.

US means United States of America.

£ or sterling means GBP.

$ means Australian dollars.

Independent Expert's Report and Financial Service Guide

Allied Gold Limited

Proposed Restructure

28 April 2011

ERNST & YOUNG

ERNST & YOUNG

Ernst & Young Transaction Advisory Services Limited
Ernst & Young Building
11 Mounts Bay Road
Perth WA 6000 Australia
GPO Box M939 Perth WA 6843
Tel: +618 9429 2222
Fax: +618 9429 2192
www.ey.com/au

PART 1—INDEPENDENT EXPERT'S REPORT

The Directors
Allied Gold Limited
Unit B9, 431 Roberts Rd
Subiaco WA 6008

28 April 2011

Dear Sirs

Proposed Restructure

Allied Gold Limited ("Allied Gold" or the "Company"), an Australian incorporated company, intends to transfer its incorporation from Australia to the United Kingdom ("UK") via a scheme of arrangement under which Allied Gold Mining PLC, a new company incorporated in England and Wales, will become the holding company of Allied Gold and its controlled entities (the "Share Scheme").

If the Share Scheme is approved by Allied Gold shareholders, Allied Gold Mining PLC intends to acquire all of the Allied Gold shares on issue, and as consideration, will issue one (1) share in Allied Gold Mining PLC for each six (6) shares held in Allied Gold.

Under a separate scheme of arrangement (the "Option Scheme"), Allied Gold Mining PLC is to acquire all of the Allied Gold options on issue, and as consideration, will issue one (1) option in Allied Gold Mining PLC for each six (6) options held in Allied Gold. The terms of the options issued by Allied Gold Mining PLC will effectively be the same as the Allied Gold options, adjusted for the consolidation of the number of options being offered. The terms of the options will also be adjusted so that the exercise price and share price based vesting conditions are reflected in Great Britain pound (£) sterling rather than Australian dollars (A$).

The Share Scheme and the Option Scheme (collectively referred to as the "Schemes") are conditional upon each other, in that if one or the other is not approved then neither will proceed.

Accordingly, if the Schemes are implemented, the shareholders and optionholders of Allied Gold will effectively become the shareholders and optionholders of Allied Gold Mining PLC and Allied Gold and its controlled entities will become wholly owned subsidiaries of Allied Gold Mining PLC. Allied Gold shareholders will effectively hold the same percentage interest in Allied Gold Mining PLC as they did in Allied Gold and Allied Gold optionholders will have the same relative interest in Allied Gold Mining PLC on a fully diluted basis.

The Share Scheme and the Option Scheme are to be implemented under Section 411 of the Corporations Act 2001 (the "Corporations Act"). Allied Gold shareholders and optionholders are to consider resolutions seeking the approval of the Schemes at separate general meetings that are to be held on or about 6 June 2011 (the "Meetings").

Ernst & Young Transaction Advisory Services Limited, ABN 87 003 599 844
Australian Financial Services Licence No. 240585

Under clause 8303 of Schedule 8 of the Corporations Regulations 2001 (the "Corporations Regulations"), if the parties subject to the scheme have a common director then the documents sent to shareholders must be accompanied by a report prepared by an independent expert in which that person provides an opinion as to whether or not the Scheme is in the best interests of shareholders and setting out the reasons for that opinion.

With Allied Gold and Allied Gold Mining PLC having the same Directors, Allied Gold has engaged Ernst & Young Transaction Advisory Services Limited ("Ernst & Young Transaction Advisory Services") as independent expert to prepare an independent expert's report, the purpose of which is to provide separate opinions as to whether or not the Share Scheme and the Option Scheme are in the best interests of Allied Gold shareholders and Allied Gold optionholders, and to set out the reasons for that opinion. Our report is being included in the Notice of Meetings and Share Scheme Booklet and Option Scheme Explanatory Statement being sent to Allied Gold shareholders and optionholders in respect to the Meetings.

Neither the Corporations Act nor the Corporations Regulations define the term 'in the best interests of'. In stating this, Australian Securities and Investment Commission ("ASIC") has issued Regulatory Guide 111: Content of expert reports ("RG 111") which provides some direction as to what matters an independent expert should consider when determining whether or not a particular transaction is in the best interests of shareholders.

In the circumstance where the substance of a particular transaction does not involve a change in the underlying economic interests of shareholders, a change of control in the company or the selective treatment of different shareholders, RG 111 suggests that the independent expert should consider the advantages and disadvantages of the transaction. If after consideration of the likely advantages and disadvantages, in the independent expert's opinion the advantages outweigh the disadvantages then RG 111 advocates that the expert should conclude that the transaction is in the best interests of shareholders.

Given the effect of the Share Scheme is to interpose Allied Gold Mining PLC as the new holding company, the Share Scheme does not involve a change in the underlying economic interests of Allied Gold shareholders, a change of control of Allied Gold or the selective treatment of different Allied Gold shareholders. On this basis, in considering whether or not the Share Scheme is in the best interests of Allied Gold shareholders we have considered the advantages of the Share Scheme together with the disadvantages of the Share Scheme.

Similarly, in considering whether or not the Option Scheme is in the best interests of Allied Gold optionholders we have considered the advantages of the Option Scheme together with the disadvantages of the Option Scheme.

We recommend that Allied Gold shareholders and optionholders read the Share Scheme Booklet and the Option Scheme Explanatory Statement to obtain a full understanding of the Schemes.

Summary of Opinion

In forming its opinion as to whether or not the Share Scheme and Option Scheme is in the best interests of Allied Gold shareholders, Ernst & Young Transaction Advisory Services has considered the following matters:

Advantages

- **A UK holding company better reflects the geographic spread of investors in Allied Gold:** Over time the domicile mix of Allied Gold shareholders has changed, in that from 28 September 2006 to 24 March 2011, the shareholding of those investors domiciled in Australia have decreased from 22% to 8%. Furthermore, the number of shares owned by investors domiciled in the UK has increased from 27% to 49% and those owned by Canadian and United States of America ("USA") domiciled investors have increased from 20% to 33%. This confirms that an Australian incorporation for the Company is becoming less significant.
- **Increased liquidity:** With greater than 50% of the shares issued in Allied Gold being held by shareholders domiciled in UK and Europe, the relevance of Australia to the ongoing profile of the Company is becoming less significant. The rationale of transferring the incorporation to the UK and listing Allied Gold Mining PLC on the main market of the London Stock Exchange ("LSE"), being the

market where the majority of shareholders are closest to, as a means of increasing the liquidity of the Company's shares appears reasonable. Australian based shareholders who take up Clearing House Electronic Sub-register System ("CHESS") Depositary Instruments ("CDIs") in Allied Gold Mining PLC will be able to trade the CDIs on the Australian Securities Exchange ("ASX").

- **Improved location for future capital raisings:** Having Allied Gold Mining PLC as a UK holding company is expected to further enhance the Company's ability to raise capital from the UK and European markets due to:

  — increased visibility for Allied Gold Mining PLC in the UK and European markets;

  — expectations that a UK head company will overcome resistance from investors who understand company law in a particular jurisdiction and prefer to invest in companies residing in that jurisdiction; and

  — access to some institutional investors in the UK who may be prevented by their internal policies from investing in entities incorporated outside the UK.

  While the reasons provided by the Directors of Allied Gold for the need to change incorporation appear reasonable from a qualitative perspective, the benefits expected to be derived are not necessarily able to be quantified.

  The importance of sourcing capital from the UK and overseas markets for Allied Gold has grown over time as evidenced by the fact that of the A$373.9 million equity raisings undertaken by Allied Gold over the five years from February 2006, 68.6% was taken up by investors resident in the UK, with only 14.5% taken up by Australian resident investors.

  In the period since Allied Gold listed on the TSX in November 2009, the Company has raised approximately A$253.2 million, of which 58.5% was taken up by UK resident shareholders and 23.4% by shareholders in USA and Canada. Participation by Australian resident shareholders was 16.6%.

  This analysis is a further indication that the UK, and to a lesser extent, North America, has become more relevant to Allied Gold's ability to source new capital than Australia. Part of the rationale of shifting incorporation to the UK is that this trend is expected to continue.

- **Easier access for UK and European investors to shareholder meetings:** Given the change in the domicile mix of Allied Gold shareholders, it is expected that the change in incorporation of the head company for Allied Gold from Australia to UK will enable a greater number of shareholders to physically attend shareholder meetings. The majority of Allied Gold shares are held by shareholders resident in the UK or Europe.

- **Ability for shareholders to participate in the CREST system:** CREST is the paperless trading facility used in the UK. Currently Allied Gold shareholders can only participate in the CREST system through Depository Interests ("DIs"). Following the Share Scheme, shareholders that own Allied Gold Mining PLC shares will be able to settle these shares on the CREST system.

- **Possibility of positive re-rating:** With a large number of capital raisings by Allied Gold being UK and European based and focused, and with the intention to list Allied Gold Mining PLC on the main market of the LSE it is also possible that the change of incorporation may possibly lead to a re-rating of the Company's shares.

- **Receipt of Allied Gold Mining PLC options under the same terms:** The terms and conditions of Allied Gold Mining PLC options to be issued in exchange for Allied Gold options are effectively the same in all material respects.

- **Share Scheme reliant on Option Scheme approval.** Approval of the Option Scheme is required to enable the Share Scheme to proceed. Given the advantages of the Share Scheme, optionholders will be better off if the Share Scheme proceeds.

Disadvantages

- **Costs:** Costs of implementing the Share Scheme and Option Scheme will be incurred, albeit these will be incurred regardless of whether shareholders approve the Share Scheme;

- **Change in jurisdiction:** While the change in jurisdiction from Australia to UK may enhance interest in Allied Gold among investors familiar with UK company laws, upon completion of the Share Scheme, Allied Gold Mining PLC will not be subject to the provisions of the Corporations Act, which existing Australian resident shareholders may be familiar with. However the protection afforded to shareholders under each jurisdiction is of a comparable high standard.
- **Less access for Australian investors to shareholder meetings:** The change in incorporation of the head company for Allied Gold from Australia to UK will mean it will be inconvenient for Australian investors to attend shareholder meetings in the UK. However as noted previously, the majority of Allied Gold shares are held by shareholders resident in the UK or Europe.
- **Ability for Australian shareholders to participate in the CHESS system:** After the Share Scheme, Australian resident shareholders who do not elect to receive Allied Gold Mining PLC shares will receive CDIs which are capable of being traded on the ASX and settled through the CHESS system. The history of trading of DIs does not suggest that the market would necessarily apply a discount to the CDIs relative to the price of Allied Gold Mining PLC shares.

Other Matters

- **No change in control:** The Share Scheme does not involve a change in control, in that subject to the Ineligible Foreign Shareholder provisions referred to in Section 1.2, the shareholders of Allied Gold will effectively become shareholders of Allied Gold Mining PLC, with the same beneficial percentage interests.
- **No change in the Company's underlying assets:** If the Share Scheme is successful the assets and liabilities of Allied Gold Mining PLC will be represented by the assets and liabilities of Allied Gold.
- **No material impact on underlying value:** In all material respects, the value of an Allied Gold Mining PLC share will be the same as the value of an Allied Gold share (as adjusted for the effect of the share consolidation of one Allied Gold Mining PLC share for every six Allied Gold shares).
- **No change in operational activities:** The operational activities of Allied Gold will become the operational activities of Allied Gold Mining PLC and will not be affected by the Share Scheme.
- **Accounting standards:** The impact on the accounts due to the differences between Australian and UK accounting standards should not be material.
- **Taxation:** While there are no apparent significant tax issues, each Allied Gold shareholder and each Allied Gold optionholder is encouraged to consult their own professional adviser in regards to the impact of the proposed transaction on their own individual tax position.

Based on our consideration of these factors, the advantages and disadvantages of the Schemes and the matters detailed throughout the report, in our opinion, the advantages of the Share Scheme and the Option Scheme outweigh the disadvantages of the Schemes. On this basis, in the opinion of Ernst & Young Transaction Advisory Services the Share Scheme and the Option Scheme are in the best interests of Allied Gold shareholders and optionholders.

Having regard to the nature of the Share Scheme and the Option Scheme it is the opinion of Ernst & Young Transaction Advisory Services that, on balance, Allied Gold shareholders and optionholders as a whole are likely to be better off if the Schemes proceed than if they do not proceed.

Other Matters

This independent expert's report has been prepared specifically for Allied Gold shareholders and optionholders. Neither Ernst & Young Transaction Advisory Services, Ernst & Young nor any employee thereof undertakes responsibility to any person, other than Allied Gold shareholders and optionholders, in respect of this report, including any errors or omissions howsoever caused.

This independent expert's report constitutes general financial product advice only and has been prepared without taking into consideration the individual circumstances of the Allied Gold shareholders and optionholders. The decision as to whether to approve or not approve the Schemes is a matter for individual Allied Gold shareholders and optionholders. Allied Gold shareholders and optionholders should have regard to the Notice of Meeting and Share Scheme Booklet and the Option Scheme Explanatory Statement prepared by the Directors and management of Allied Gold. Allied Gold

shareholders and optionholders who are in doubt as to the action they should take in relation to Schemes should consult their own professional adviser.

Our opinion is as at the date of this letter and reflects circumstances and conditions as at that date. This letter must be read in conjunction with the full independent expert's report as attached.

Ernst & Young Transaction Advisory Services has prepared a Financial Services Guide in accordance with the Corporations Act. The Financial Services Guide is included as Part 2 of this report.

Yours faithfully
Ernst & Young Transaction Advisory Services Limited

William Hall
Representative

Ken Pendergast
Director and Representative

Contents

Part 1—Independent Expert's Report

1. DETAILS OF THE SCHEMES

1.1 Overview of the Share Scheme

Allied Gold Limited ("Allied Gold" or the "Company") is an Australian incorporated gold mining and exploration company with its head office in Brisbane, Australia. The Company's principal assets are its 100% interest in the Simberi Gold Mine in Papua New Guinea ("PNG") and its 100% interest in the Gold Ridge Gold Project in the Solomon Islands.

Allied Gold is currently listed on the Australian Securities Exchange ("ASX"), the Alternative Investment Market ("AIM") operated by the London Stock Exchange ("LSE") and the Toronto Stock Exchange ("TSX"). The securities listed on AIM are in the form of Depository Interests ("DIs"), which represent beneficial interests in Allied Gold shares that may be held or traded through AIM's CREST share transfer and settlement system. The DIs are held by the UK Registrar Computershare Investor Services plc. Reference to Allied Gold shares in this report includes reference to the DIs.

To facilitate the listing of the Company on the main market of the LSE, it is proposed, via a scheme of arrangement (the "Share Scheme"), to transfer Allied Gold's incorporation from Australia to the United Kingdom ("UK"). Under the Share Scheme, Allied Gold Mining PLC, a new company incorporated in England and Wales, will become the holding company of Allied Gold and its controlled entities by acquiring all the Allied Gold shares on issue, and as consideration, will issue to Allied Gold shareholders one (1) share in Allied Gold Mining PLC for each six (6) shares held in Allied Gold.

Accordingly, if the Share Scheme is implemented, the shareholders of Allied Gold will effectively become the shareholders of Allied Gold Mining PLC and Allied Gold and its controlled entities will become wholly owned subsidiaries of Allied Gold Mining PLC.

Other than a change in the head company, the Share Scheme has no impact on Allied Gold's underlying mining operations and mineral assets. On a consolidated basis, Allied Gold Mining PLC will have the same assets and liabilities of Allied Gold.

Under a separate scheme of arrangement (the "Option Scheme"), Allied Gold Mining PLC is to acquire all of the Allied Gold options on issue, and as consideration, will issue one (1) option in Allied Gold Mining PLC for each six (6) options held in Allied Gold. Details of the Option Scheme are summarised in section 1.2.

The Share Scheme and the Option Scheme (collectively referred to as the "Schemes") are conditional upon each other, in that if one or the other is not approved then neither will proceed.

At the date of this report, Allied Gold has 1,198,537,554 shares and 59,537,500 options on issue. Allied Gold also has the contractual obligation to issue shares to the value of $3 million to Barrick Gold Australia Ltd ("Barrick") in relation to the acquisition of interests in the Tabar Tatau joint venture ("Tabar Tatau JV"). Allied Gold management are seeking Barrick's agreement to take delivery of the shares before the general meetings to approve the Schemes (the "Meetings"). The options are not listed and are exerciseable at various prices and by various dates.

At the date of this report, Allied Gold Mining PLC has one share on issue. As a consequence of the Share Scheme, Allied Gold Mining PLC is to issue 199,756,258 shares and will have on issue 199,756,259 shares (subject to adjustments for fractional entitlements). As such, Allied Gold shareholders will effectively hold the same percentage interest in Allied Gold Mining PLC as they did in Allied Gold.

In changing the incorporation from Australia to the UK, the reduced number of shares that Allied Gold Mining PLC will have on issue brought about by the offer ratio under the Share Scheme effectively represents a share consolidation. This has no impact on the underlying economic interests of the Company.

The Directors of Allied Gold Mining PLC are at the date of this report, Mark Caruso and Frank Terranova. Allied Gold management expect that in time, the Directors of Allied Gold Mining PLC will be the same as those of Allied Gold. Since incorporation, Allied Gold Mining PLC has not undertaken any business activity.

After implementation of the Schemes, an application will be made for Allied Gold Mining PLC's shares to be admitted to trading on the main market of the LSE and the TSX, with CHESS Depositary Interests ("CDIs") being traded on the ASX. Company law in the UK prevents Allied Gold Mining PLC shares from being settled electronically or held in CHESS, as such, it is intended that CDIs, not Allied Gold

Mining PLC shares, will be traded on the ASX. Shares in Allied Gold will be delisted from the ASX and TSX, and the DIs will be delisted from trading on AIM. Allied Gold will retain its Australian head office and does not intend to set up an office in the UK.

The residency of shareholders will determine in what form they can accept Allied Gold Mining PLC shares, summarised as follows:

- Australian shareholders: Unless the shareholder advises that they wish to receive LSE traded Allied Gold Mining PLC shares, Australian resident shareholders will receive CDIs which will be listed for trading on the ASX (reference to Allied Gold Mining PLC shares in this report includes reference to the CDIs).
- UK shareholders: Will receive LSE traded Allied Gold Mining PLC shares.
- Canadian shareholders: Unless the shareholder advises that they wish to receive LSE traded Allied Gold Mining PLC shares, Canadian resident shareholders will receive Allied Gold Mining PLC shares which will be listed for trading on the TSX.
- USA shareholders: If eligible to participate in the Share Scheme, USA resident shareholders will receive LSE traded Allied Gold Mining PLC shares.

The treatment of the shares held by shareholders who are ineligible to participate in the Share Scheme is detailed in section 1.3.

Under the Share Scheme, if an Allied Gold shareholder becomes entitled to a fraction of an Allied Gold Mining PLC share, the number of Allied Gold Mining PLC shares issued to the shareholder will be rounded down to the next lowest number.

For Australian resident shareholders accepting CDIs, a summary of the features of CDIs are outlined below:

- CDIs represent beneficial ownership in securities registered in the name of CHESS Depositary Nominees Pty Ltd ("CDN"). Holders of CDIs will have beneficial ownership of underlying shares in Allied Gold Mining PLC instead of legal title, with CDN, as a depositary nominee, holding legal title to Allied Gold Mining PLC shares on behalf of CDI holders.
- Following the successful application of Allied Gold Mining PLC to the official list of ASX and quotation of the CDIs on the ASX, CDI holders can transfer and settle transactions electronically on the ASX in CHESS.
- On request, CDI holders may convert their CDIs to Allied Gold Mining PLC shares capable of being traded on the main market of the LSE.
- Under ASX Settlement and Transfer Corporation Pty Ltd ("ASTC") Settlement Rules, CDI holders will be entitled to economic benefits such as dividends, bonus issues and rights issues on the same basis as the holders of shares in Allied Gold Mining PLC.
- Legal entitlement to vote at Allied Gold Mining PLC meetings is held by CDN and not the CDI holders. However, CDI holders will receive notices of general meetings of Allied Gold Mining PLC and have the right to direct CDN to vote at their instruction, or notify CDN to for their appointment as CDN's proxy for the purposes of attending and voting at a general meeting of Allied Gold Mining PLC.
- Similarly, though CDN has the legal entitlement to accept a takeover offer in respect of Allied Gold Mining PLC shares held on behalf of a CDI holder, ASTC Settlement Rules provide that CDN may only accept the takeover offer if the CDI holder instructs CDN to accept the offer.

The full details of the Share Scheme are contained in the Scheme Booklet.

1.2 Overview of the Option Scheme

Details of the options that Allied Gold has on issue at the date of this report are outlined in the table below. All of the options are held by Directors and employees of the Company and are unlisted.

Allied Gold—Options on Issue

Month Issued	Number 000's	Exercise Price A$	Expiration Date	Vesting Conditions
Nov 2008	10,163	$0.35	31/10/2011	No vesting conditions
Nov 2008	4,325	$0.35	31/10/2011	Vesting on share price trading at $0.70 for 5 consecutive trading days
Dec 2008	8,375	$0.35	30/11/2011	No vesting conditions
Dec 2008	4,000	$0.35	30/11/2011	Vesting on share price trading at $0.70 for 5 consecutive trading days
Nov 2009	15,000	$0.50	31/12/2013	No vesting conditions
Nov 2009	15,000	$0.50	31/12/2013	Vesting on share price trading at $0.70 for 5 consecutive trading days
Nov 2009	1,000	$0.35	31/12/2011	No vesting conditions
Nov 2009	500	$0.35	31/12/2011	Vesting on share price trading at $0.70 for 5 consecutive trading days
Dec 2009	1,175	$0.50	31/12/2013	No vesting conditions
	59,538			

Source: Allied Gold's management

If all of the Allied Gold options were exercised, the Company would receive total cash of A$25.514 million and will have to issue 59,537,500 shares. Based on the number of shares Allied Gold has on issue at the date of this report of 1,198,537,554, the shares to be issued as a result of these options represents 4.7% of the Company's expanded issued share capital on a fully diluted basis.

In addition to the options that Allied Gold currently has on issue, shareholders are to consider a resolution in a general meeting to be held before the Meetings seeking approval for the issue of a further 1,500,000 options to Non-Executive Director, Mr Sean Harvey. These options are to be exercisable at A$0.50 each with 1,000,000 vesting immediately and 500,000 vesting upon the Company's share price trading above A$0.70 for five consecutive days. These options, if issued, will be included in the Option Scheme.

Under the Option Scheme, Allied Gold Mining PLC is to acquire all of the Allied Gold options on issue, and as consideration, will issue one option for each six options held in Allied Gold. The terms of the Allied Gold Mining PLC options will effectively be the same as the Allied Gold options, with the number and exercise prices being adjusted for the option exchange ratio applicable to the Option Scheme and the exercise prices being converted from A$'s to GBP's.

Details of the Allied Gold Mining PLC options to be issued under the Option Scheme, including reference to the options that are to be issued to Mr Harvey, are set out below:

Allied Gold Mining PLC—Options to be Issued (Proforma)

Number	Exercise Price	Exercise Price	Expiration Date	Vesting Conditions
000's	A$	GBP*		
1,694	$2.10	£1.26	31/10/2011	No vesting conditions
721	$2.10	£1.26	31/10/2011	Vesting on share price trading at £2.56 for 5 consecutive trading days
1,396	$2.10	£1.26	30/11/2011	No vesting conditions
667	$2.10	£1.26	31/10/2011	Vesting on share price trading at £2.56 for 5 consecutive trading days
2,500	$3.00	£1.80	31/12/2013	No vesting conditions
2,500	$3.00	£1.80	31/12/2013	Vesting on share price trading at £2.56 for 5 consecutive trading days
167	$2.10	£1.26	31/12/2011	No vesting conditions
83	$2.10	£1.26	31/12/2011	Vesting on share price trading at £2.56 for 5 consecutive trading days
196	$3.00	£1.80	31/12/2013	No vesting conditions
9,923				
167	$3.00	£1.80	31/12/2011	No vesting conditions
83	$3.00	£1.80	31/12/2011	Vesting on share price trading at £2.56 for 5 consecutive trading days
10,173				

Source: Option Scheme Explanatory Statement

Based on the terms of the Option Scheme, if all of the Allied Gold Mining PLC options were ultimately exercised the company would receive total cash of £16.872 million (equivalent to A$26.264 million based on the exchange rate at 8 April 2011 and including Mr Harvey's options) and have to issue 10,172,917 shares.

It is of note that 35,712,500 of the Allied Gold options currently on issue have no vesting conditions and exercise prices below the prices at which the Company's share have recently traded at on the ASX. If any of the options are exercised, the shares issued on their exercise will be able to participate in the Share Scheme.

The Share Scheme and the Option Scheme are each conditional upon the other being approved by Allied Gold shareholders and optionholders.

1.3 Ineligible foreign shareholders

In relation to those Allied Gold shareholders who reside outside Australia, the UK, Canada and the USA ("Foreign Shareholders"), laws in their country may prevent the issue of Allied Gold Mining PLC shares in exchange for their Allied Gold shares. With respect to Foreign Shareholders, Allied Gold Mining PLC reserves the right to apply the "nominee" provisions as follows:

- unless Allied Gold Mining PLC determines it is not precluded from lawfully issuing securities to a foreign shareholder, either conditionally or unconditionally, or after compliance with conditions which Allied Gold in its sole discretion regards as acceptable and not unduly onerous, Allied Gold Mining PLC will issue shares to which that Foreign Shareholder would have been entitled under the Share Scheme to a nominee (the "Nominee"); and
- the Nominee will sell on the main board of the LSE all of the Allied Gold Mining PLC shares and the net proceeds of the sale will be remitted to the Foreign Shareholder.

Shareholders resident in the USA should note that restrictions may apply to the resale or transfer of Allied Gold Mining PLC shares issued under the Share Scheme where the shareholder is deemed to be an "affiliate" of Allied Gold Mining PLC under Rule 144 of the USA Securities Act of 1933, as amended. Further details regarding this restriction are set out in the Scheme Booklet.

1.4 Conditions precedent

Completion of the Share Scheme and the Option Scheme is subject to a number of conditions including, amongst other matters:

- the Treasurer of the Commonwealth of Australia ("Treasurer") confirming he has no objection to the Share Scheme in response to an application by Allied Gold Mining PLC under section 26 of the Foreign Acquisitions and Takeovers Act 1975, or alternatively that no objection is received within a period of 40 days after the date upon which the application was received by the Treasurer;
- the Share Scheme being approved by a majority of Allied Gold shareholders present and voting at the Meeting and a majority vote of not less than 75% of the total number of votes cast on the resolution (i.e. by special resolution);
- the Supreme Court of Queensland (the "Court") approving the Schemes pursuant to Section 411(4)(b) of the Corporations Act (the "Act");
- lodgement with the Australian Securities and Investments Commission ("ASIC") of an office copy of the order of the Court approving the Share Scheme and the Option Scheme;
- the Directors being satisfied that there are no impediments to Allied Gold Mining PLC's shares being admitted to trading on the LSE;
- holders of Allied Gold options approving the Option Scheme;
- ASX approving CDIs for official quotation on the ASX;
- TSX approving shares in Allied Gold Mining PLC for official quotation on the TSX;
- LSE approving shares in Allied Gold Mining PLC for official quotation on the main market, of the LSE; and
- other conditions imposed by the Court under section 411(6) of the Corporations Act as are acceptable to Allied Gold.

2. SCOPE OF THE REPORT

2.1 Purpose of the Report

The Share Scheme and the Option Schemes are being conducted under the provisions of section 411 of the Corporations Act 2001 (the "Act"). Under clause 8303 of Schedule 8 of the Corporations Regulations 2001 (the "Corporations Regulations"), if a party to the scheme holds at least 30% of the company, the subject of the scheme, or if the parties have a common director then the documents sent to shareholders must be accompanied by a report prepared by an independent expert in which that entity provides an opinion as to whether or not the scheme is in the best interest of shareholders and setting out the reasons for that opinion.

With Allied Gold and Allied Gold Mining PLC having common directors, Allied Gold have engaged Ernst & Young Transaction Advisory Services as the independent expert to prepare an independent expert's report, the purpose of which is to provide separate opinions as to whether or not the Share Scheme and the Option Scheme are in the best interests of Allied Gold shareholders and Allied Gold optionholders, and to set out the reasons for that opinion.

Our report is being included in the Notice of Meetings and Scheme Booklet being sent to Allied Gold shareholders and Allied Gold optionholders in respect to the Meetings.

2.2 Basis of assessment

Neither the Corporations Act nor the Corporations Regulations define the term 'in the best interests of'. In stating this, ASIC has issued Regulatory Guide 111: Content of expert reports ("RG 111") which provides some direction as to what matters an independent expert should consider when determining whether or not a particular transaction is in the best interests of shareholders.

In the circumstance of a transaction that does not involve:

- a change in the underlying economic interests of shareholders;
- a change of control in the company; or
- the selective treatment of different shareholders,

RG 111 suggests that the independent expert should consider the advantages and disadvantages of the transaction. If after consideration of the advantages and disadvantages, in the independent expert's opinion the advantages outweigh the disadvantages then RG 111 states, inter alia, that, "the expert should say that the scheme is in the best interests of the members".

As current Allied Gold shareholders will effectively hold the same percentage beneficial interest in Allied Gold Mining PLC as they did in Allied Gold, the Share Scheme does not involve a change in Allied Gold shareholders' underlying economic interests, a change of control of Allied Gold or the selective treatment of different Allied Gold shareholders. On this basis, in considering whether or not the Share Scheme is in the best interests of Allied Gold shareholders we have considered the advantages and disadvantages if the Share Scheme proceeds.

Similarly, in considering whether or not the Option Scheme is in the best interests of Allied Gold optionholders we have considered the advantages of the Option Scheme together with the disadvantages of the Option Scheme.

As the Scheme does not impact the value of Allied Gold's underlying assets or liabilities, in considering the advantages and disadvantages of the Schemes we have not had to undertake an assessment of the fair value of Allied Gold's underlying assets and liabilities.

In this regard, in forming our opinion as to whether the Share Scheme is in the best interests to Allied Gold's shareholders and the Option Scheme is in the best interest of Allied Gold's optionholders , we have considered:

- the rationale for the Schemes;
- the impact (if any) of the Schemes on the Company's underlying operations;
- the terms and conditions of the Schemes;
- the domicile mix of the shareholders of Allied Gold and how this has changed over time;
- the change in the ability of Allied Gold to source capital from different markets;
- the impact of the change in incorporation from Australia to the UK;
- the tax consequences of the Schemes;
- all factors relevant to the Schemes, both quantitative and qualitative; and
- the alternatives available to the Allied Gold shareholders and optionholders.

In undertaking our analysis and preparing this report, we have had access to management information in relation to the Company. A list of the sources of information used and relied on is contained in Appendix B.

All amounts in this report are expressed in Australian dollars ("$") unless otherwise stated. A glossary detailing the abbreviations we have used in this report is contained in Appendix C.

2.3 Shareholders' and optionholders' decisions

This independent expert's report has been prepared specifically for Allied Gold shareholders and optionholders at the request of the Directors of the Company with respect to the Schemes. As such, Ernst & Young Transaction Advisory Services, Ernst & Young and any member or employee thereof, take no responsibility to any entity other than Allied Gold shareholders and optionholders, in respect of this report, including any errors or omissions howsoever caused.

This report constitutes general financial product advice only and has been prepared without taking into consideration the individual circumstances of each Allied Gold shareholder and optionholder. The decision to approve or not approve the Schemes is a matter for individual shareholders and optionholders. Shareholders and optionholders should consider the advice in the context of their own

circumstances, preferences and risk profiles. Allied Gold shareholders should have regard to the Notice of Meeting and Scheme Booklet prepared by the Directors and management of the Company. Allied Gold optionholders should have regard to the Notice of Meeting and Option Explanatory Statement prepared by the Directors and management of the Company. Allied Gold shareholders and optionholders who are in doubt as to the action they should take in relation to the Schemes should consult their own professional adviser.

Ernst & Young Transaction Advisory Services has prepared a Financial Services Guide in accordance with the Corporations Act. The Financial Services Guide is included as Part 2 of this report.

2.4 Limitations and reliance on information

In the preparation of this independent expert's report, Ernst & Young Transaction Advisory Services was provided with information in respect of Allied Gold and obtained additional information from public sources, as set out in Appendix B.

We have had discussions with management of Allied Gold in relation to the Schemes, operations, financial position, operating results and outlook of Allied Gold.

Ernst & Young Transaction Advisory Services' opinion is based on economic, market and other external conditions prevailing at the date of this report. These conditions can change significantly over relatively short periods of time.

This independent expert's report is also based upon financial and other information provided by Allied Gold in relation to the Scheme. Ernst & Young Transaction Advisory Services has considered and relied upon this information.

The information provided to Ernst & Young Transaction Advisory Services has been evaluated through analysis, enquiry and review for the purposes of forming an opinion as to whether the Share Scheme is in the best interests of Allied Gold shareholders and the Option Scheme is in the best interests of Allied Gold optionholders. However, Ernst & Young Transaction Advisory Services does not warrant that its enquiries have identified all of the matters that an audit, an extensive examination or 'due diligence' and/or tax investigation might disclose.

Preparation of this report does not imply that we have, in any way, audited the accounts or records of Allied Gold. It is understood that the accounting information that was provided was prepared in accordance with generally accepted accounting principles including the Australian equivalents to International Financial Reporting Standards and International Financial Reporting Standards, as applicable.

In forming our opinion we have also assumed that:

- matters such as title, compliance with laws and regulations and contracts in place are in good standing and will remain so and that there are no material legal proceedings, other than as publicly disclosed;
- the information set out in the Notice of Meeting and Scheme Booklet to be sent by Allied Gold to shareholders and optionholders is complete, accurate and fairly presented in all material respects; and
- the publicly available information relied upon by Ernst & Young Transaction Advisory Services in its analysis was accurate and not misleading.

To the extent that there are legal issues relating to assets, properties, or business interests or issues relating to compliance with applicable laws, regulations and policies, we assume no responsibility and offer no legal opinion or interpretation on any issue.

The statements and opinions given in this independent expert's report are given in good faith and in the belief that such statements and opinions are not false or misleading.

Ernst & Young Transaction Advisory Services provided draft copies of this report to the Directors and management of Allied Gold for their comments as to factual accuracy, as opposed to opinions, which are the responsibility of Ernst & Young Transaction Advisory Services alone. Amendments made to this report as a result of this review have not changed the methodology or conclusions reached by Ernst & Young Transaction Advisory Services.

This report should be read in the context of the full qualifications, limitations and consents set out in Appendix B of this report.

This report has been prepared in accordance with APES 225 "Valuation Services" issued by the Accounting Professional & Ethical Standards Board Limited in July 2008.

3. OVERVIEW OF ALLIED GOLD

3.1 Company Background

Allied Gold was incorporated in May 2003 to acquire the gold exploration assets of Fortescue Metals Group Limited and listed on the ASX in December 2003 after an initial public offering that raised $2 million.

Two weeks after listing, Allied Gold announced a merger with Nord Pacific Limited ("Nord"), whereby Nord would become a wholly owned subsidiary of Allied Gold. Nord's principal asset was a 50% interest in the Simberi Mining Joint Venture, an advanced stage gold exploration project located on Simberi Island, which is one of the islands within the Tabar Island group in the New Ireland archipelago in eastern Papua New Guinea ("PNG"). The merger was completed in September 2004. A further 37.5% interest in Simberi was acquired by the Company in November 2004, with the final 12.5% interest being acquired from Simberi Gold Corporation in October 2005.

Following the merger with Nord, the focus of Allied Gold was the development of the Simberi Gold Mine. In May 2006, Allied Gold listed on AIM, raising A$44 million to assist in funding the development of Simberi. The first gold at Simberi was poured in February 2008.

In September 2009, Allied Gold announced the proposed takeover of Australian Solomons Gold Limited ("ASG"), a TSX listed company who owned the Gold Ridge Gold Project, which at that time was a former producing mine located on Guadalcanal Island in the Solomon Islands. Gold Ridge had previously operated for approximately two years between 1998 and 2000, having produced 210,000 ounces of gold. Operations were suspended in 2000 due to civil unrest. At the time of acquiring ASG, Gold Ridge required major refurbishment before production could recommence. Allied Gold obtained control of ASG in November 2009, and following compulsory acquisition procedures, the takeover of ASG was completed in February 2010.

To help facilitate the takeover of ASG, Allied Gold listed on the TSX in November 2009. At the same time Allied Gold raised approximately A$160 million in new equity to help fund the redevelopment of Gold Ridge and the ongoing development of Simberi.

Included below is a summary of the Simberi, Golden Ridge and Allied Gold's other projects:

Simberi

Simberi is an open pit operation and its current mine plan consists of the mining of a series of oxide deposits. The mine is located in ML136 and in just three years of operation has produced in excess of 200,000 ounces of gold. Processing of oxide ore is conducted through a 2.4 million tonnes per annum ("Mtpa") carbon in leach ("CIL") plant, with an annual production capacity of approximately 70,000 ounces.

Production for the nine months to 31 March 2011 totalled 47,993 ounces. Included in the table below is a summary of production at Simberi in the 2008 financial year ("FY08"), 2009 financial year ("FY09"), 2010 financial year ("FY10") and nine months to March 2011 ("YTDMar11"):

Simberi—Key operating statistics

	Unit of measure	FY08	FY09	FY10	YTDMar11
Waste mined	tonnes	81,390	199,746	634,296	1,606,056
Ore mined	tonnes	416,627	1,708,765	1,981,500	1,698,466
Ore processed	tonnes	411,297	1,654,149	1,949,650	1,522,296
Grade	Au g/t	2.95	1.64	1.18	1.09
Recovery	%	84.3	83.2	87.9	89.7
Gold produced	ounces	33,068	72,609	64,327	47,993
Gold sold	ounces	28,364	69,886	63,980	49,590

Source: Company Annual Reports, Allied Gold Management

The plant at Simberi is being expanded to 3.5 Mtpa, with production expected to increase to 100,000 ounces of gold per annum ("ozpa"). The expansion is expected to be completed by December 2011.

In November 2010, Allied Gold completed a pre-feasibility study ("PFS") on the sulphide resources at Simberi, based on a 1.5 Mtpa roasted concentrate process followed by conventional leach and carbon in pulp ("CIP") processes. The PFS indicated production 100,000 ozpa for a life of mine of 10 years. A bankable feasibility study ("BFS") on a larger 2.5 Mtpa sulphide project with expected production of 150,000 ozpa is due for completion by December 2011. Depending on the results of the BFS, construction of the Simberi sulphide project is expected to commence in 2013 or 2014, with production commencing in 2015.

Further potential has been identified around the existing Simberi mining area, with a near-mine exploration program on the western side of Simberi Island planned in FY11 and FY12 with the aim of identifying additional oxide material.

Outlined below is a summary of the reserves and resources at Simberi, compliant with the Code for Reporting of Mineral Resources and Ore Reserves as prescribed by the Australasian Joint Ore Reserves Committee ("JORC Code"). The reserves and resources are as at 31 October 2010, with details having been extracted from the Competent Person's Report, dated April 2010, as prepared by Golder Associates for inclusion in the prospectus being prepared to support Allied Gold Mining PLC's admittance to the main market of the LSE.

Simberi—Reserves and Resources

	Mt	Au g/t	Moz
Proven	11.97	1.06	0.41
Probable	33.26	1.61	1.72
Total Reserves	45.24	1.46	2.13
Resources			
Measured	11.88	1.13	0.43
Indicated	70.21	1.28	2.89
Measured & Indicated	82.09	1.26	3.32
Inferred	87.42	0.96	2.70

Source: Competent Persons' Report—Simberi

Gold Ridge

Production recommenced at Gold Ridge in early March 2011, with a processing capacity of 2.5 Mtpa and production capacity of 120,000 ozpa. Outlined below is a summary of the JORC compliant reserves and resources for Gold Ridge, as extracted from the Competent Person's Report.

Gold Ridge—Reserves and Resources

	Mt	Au g/t	Moz
Proven	0.00	0.00	0.00
Probable	23.20	1.71	1.28
Total Reserves	23.20	1.71	1.28
Resources			
Measured	8.24	1.53	0.41
Indicated	40.89	1.23	1.62
Measured & Indicated	49.13	1.28	2.02
Inferred	0.00	0.00	0.00

Source: Competent Persons' Report—Gold Ridge

In the period since recommencing operations to 31 March 2011, production at Gold Ridge totalled 1,563 ounces.

Exploration

Allied Gold also has a number of exploration projects on Tatau and Tabar Islands, which are adjacent to Simberi Island. On Tatau Island drilling is scheduled for the Mt Tiro, Pepewo and Seraro prospects. A regional exploration program is also being conducted near the Gold Ridge project.

3.2 Financial performance and position

Included below is a summary of Allied Gold's consolidated audited income statements for FY09, F Y10 and unaudited income statement for the nine months to March 2011:

Allied Gold—Income Statement

A$m's	FY9	FY10	YTDMar11
Revenue	77.5	67.6	63.0
Cost of sales	(66.4)	(70.3)	(49.4)
Gross profit/(loss)	11.0	(2.7)	13.5
Expenses			
Gains/(losses) on derivatives	1.1	(0.2)	—
Corporate expenses	(7.5)	(14.8)	(8.7)
Share based remuneration	(4.1)	(6.8)	1.3
Impairment of available for sale assets	(1.2)	(0.0)	—
Gain on acquisition of subsidiary	—	36.7	—
Other expenses	(3.4)	—	—
Other income	0.1	2.2	4.9
Financial income	0.3	1.8	1.2
Financial expenses	(3.4)	(6.0)	(1.3)
	(18.1)	13.0	(2.6)
Profit/(loss) before tax	(7.1)	10.2	10.9
Income tax benefit/(expense)	—	—	—
Profit/(loss) after tax attributable to owners of Allied Gold	(7.1)	10.2	10.9
Other comprehensive income			
Foreign currency translation differences	(0.3)	6.1	—
Effective portion of changes in fair value of cash flow hedges, net of tax	6.5	(6.5)	5.4
Net changes in fair value of cash flow hedges transferred to profit or loss, net of tax	7.5	10.7	—
Restatement of fair values of cash flow hedges	(4.3)	—	—
Net changes in fair value of available for sale financial assets, net of tax	0.1	1.4	0.2
Net changes in fair value of available for sale financial assets transferred to profit, net of tax	—	(1.0)	—
	9.6	10.7	5.6
Total comprehensive income attributable to the owners of Allied Gold	**2.5**	**20.9**	**16.6**

Source: Company Annual Reports and 31 March 2011 Interim Financial Report

Revenue decreased by 12.7% in FY10 as a result of decreased production levels. This was largely due to unseasonal rainfall at Simberi and lost time due to an illegal cease work order. In addition, the Simberi operations suffered a mechanical failure within the plant which resulted in eight days of lost production and lower gold recoveries. The decreased revenue combined with a higher cost of sales resulted in a gross loss of A$2.7 million during FY10.

Despite a gross loss of A$2.7 million Allied achieved an A$10.2 million profit after tax position in FY10, largely due to a gain on acquisition of A$36.7 million being recognised on the acquisition of ASG.

The YTDMar11 results reflect an improvement in gross profit due to an increase in the realised gold price from A$1,136/oz for FY10 compared to A$1,269/oz for YTDMar11 and improved production.

Allied Gold's consolidated audited statements of financial position as at 30 June 2009 and 30 June 2010 and unaudited statement of financial position as at 31 March 2011 are summarised in the table below.

Allied Gold—Financial Position

A$m	30 June 09	30 June 10	31 Mar 11
Current assets			
Cash and cash equivalents	20.5	85.5	16.3
Trade and other receivables	0.8	4.2	2.7
Inventories	14.3	11.8	31.7
Derivative and financial instruments	2.5	—	—
Other current assets	0.2	3.1	0.1
	38.4	104.5	50.9
Non-current assets			
Derivative financial instruments	0.9	—	—
Available for sale financial assets	0.3	0.5	0.7
Property, plant and equipment	145.9	302.9	398.1
Exploration and evaluation expenditure	11.1	23.7	25.2
	158.2	327.1	424.0
Total assets	196.5	431.7	474.9
Current liabilities			
Trade and other payables	20.7	44.0	22.4
Borrowings	2.1	4.5	19.1
Derivative financial instruments	12.6	—	—
Provisions	0.5	1.0	1.4
	35.9	49.5	42.9
Non-current liabilities			
Borrowings	3.8	1.8	34.9
Derivative financial instruments	7.1	—	—
Provisions	2.8	9.3	10.0
	13.8	11.1	44.9
Total liabilities	**49.7**	**60.6**	**87.8**
Net assets	**146.9**	**371.1**	**387.0**
Equity			
Contributed equity	173.1	369.5	370.2
Reserves	(0.4)	17.1	21.5
Accumulated losses	(25.8)	(15.6)	(4.6)
Total equity	**146.9**	**371.1**	**387.0**

Source: Company Annual Reports and 31 March 2011 Interim Financial Report

Allied Gold's net asset position increased significantly during FY10 reflecting the acquisition of ASG, the A$160 million capital raising and the capital expenditure incurred on the refurbishment and redevelopment of the Gold Ridge project. The Company increased its exploration and evaluation by spend during FY10, largely targeting the sulphide resources at Simberi as part of the PFS and acquiring Barrick's interest in the Tabar Tatau joint venture ("Tabar Tatau JV"). The exploration program in FY10 at Simberi contributed to Allied Gold's announcement in September 2010 of a 155% increase in JORC Code compliant reserves to 2.15 million ounces.

Allied Gold's net asset position as at 31 March 2011 increased as a result of the capital expenditure incurred at Gold Ridge and exploration activities at Simberi, Tatau and Tabar islands. This expenditure was funded out of the Company's existing cash reserves and the US$35 million debt facility secured with International Finance Corporation.

3.3 Capital structure

At the date of this report Allied Gold had the following securities on issue:

- 1,198,537,554 fully paid ordinary shares; and
- 59,537,500 unlisted share options.

On 6 April 2011, Allied Gold placed 156,330,985 shares with sophisticated investors at 60 cents per share to raise approximately A$93.8 million (the "April 11 Placement"). The April 11 Placement represented a 13% increase in the number of shares Allied Gold has on issue.

Including the shares issued from the April 11 Placement, the top 20 shareholders as at 14 April 2011 held 76.03% of the shares on issue. The 10 largest shareholders of Allied Gold at that date are summarised in the following table.

Allied Gold—10 largest shareholders as at 14 April 2011

	Shares 000's	Shares Held %
M & G Investment Management Ltd.	231,239	19.3%
Franklin Resources, Inc.	95,319	8.0%
Baker Steel Capital Managers LLP	85,516	7.1%
Capital Research Global Investors	77,303	6.4%
JPMorgan Asset Management U.K. Limited	56,017	4.7%
Resource Capital Associates, L.L.C.	53,685	4.5%
BlackRock, Inc.	39,398	3.3%
Legal & General Investment Management Ltd. (UK)	37,779	3.2%
Libra Advisors LLC	34,002	2.8%
Asset Value Investors Limited	28,659	2.4%
	738,917	61.7%

Source: Thomson Reuters share register analysis, EY analysis

The Allied Gold options are held by Directors or employees. In addition to the options on issue, subject to shareholder approval, 1,500,000 options are to be issued to Mr Sean Harvey, a Non-Executive Director of Allied Gold.

3.4 Share price performance

The following tables summarise the monthly trading prices of Allied Gold shares on the ASX, AIM and TSX over the period 1 November 2009 to 31 March 2011.

Allied Gold—Share Trading History

	ASX					AIM					TSX				
Month	High A$	Low A$	Close A$	Monthly VWAP A$	Volume 000s	High £	Low £	Close £	Monthly VWAP £	Volume 000's	High C$	Low C$	Close C$	Monthly VWAP C$	Volume 000's
Nov-09	0.48	0.35	0.40	0.41	9,000	0.28	0.21	0.22	0.23	4,217	0.45	0.38	0.39	0.40	56
Dec-09	0.42	0.31	0.34	0.36	15,097	0.24	0.17	0.19	0.20	4,106	0.45	0.30	0.33	0.32	20,941
Jan-10	0.35	0.28	0.31	0.31	28,530	0.21	0.17	0.18	0.18	9,171	0.34	0.28	0.29	0.31	8,404
Feb-10	0.31	0.25	0.28	0.29	12,046	0.18	0.16	0.17	0.16	6,735	0.29	0.24	0.25	0.27	2,449
Mar-10	0.35	0.27	0.32	0.30	16,247	0.20	0.16	0.19	0.18	26,179	0.32	0.25	0.29	0.28	3,988
Apr-10	0.40	0.31	0.39	0.35	9,780	0.24	0.19	0.23	0.21	12,089	0.37	0.28	0.36	0.32	3,678
May-10	0.41	0.33	0.40	0.38	17,040	0.24	0.20	0.22	0.22	12,610	0.36	0.30	0.34	0.34	4,098
Jun-10	0.40	0.34	0.37	0.38	8,202	0.22	0.20	0.20	0.21	3,941	0.35	0.29	0.33	0.33	616
Jul-10	0.38	0.29	0.32	0.35	9,359	0.21	0.19	0.19	0.20	1,866	0.33	0.29	0.33	0.32	618
Aug-10	0.38	0.33	0.38	0.36	8,609	0.21	0.19	0.21	0.20	1,790	0.40	0.30	0.37	0.33	1,357
Sep-10	0.50	0.37	0.49	0.45	22,287	0.29	0.21	0.29	0.27	12,510	0.51	0.35	0.48	0.43	3,286
Oct-10	0.55	0.43	0.46	0.49	21,226	0.33	0.27	0.27	0.30	11,745	0.51	0.43	0.45	0.47	3,589
Nov-10	0.59	0.45	0.57	0.53	20,248	0.35	0.27	0.34	0.31	12,774	0.64	0.44	0.55	0.52	5,188
Dec-10	0.70	0.51	0.69	0.56	45,721	0.45	0.33	0.44	0.34	17,451	0.70	0.49	0.67	0.52	7,587
Jan-11	0.69	0.57	0.58	0.61	42,343	0.44	0.36	0.37	0.39	8,774	0.70	0.55	0.59	0.64	1,711
Feb-11	0.68	0.55	0.67	0.61	14,412	0.52	0.36	0.47	0.40	10,309	0.80	0.54	0.72	0.64	2,092
Mar-11	0.76	0.54	0.63	0.66	44,499	0.47	0.35	0.42	0.41	17,962	0.76	0.52	0.67	0.66	917

Source: Reuters, EY analysis

The following charts summarise Allied Gold's share trading history on the ASX, AIM and TSX for the period 1 November 2009 to 31 March 2011. The trading prices are based on the daily closing price.

Allied Gold (ASX) — Share Trading History (A$)


0.80
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
25,000
20,000
15,000
10,000
5,000
0
Volume (000's)
Nov 09
Dec 09
Jan 10
Feb 10
Mar 10
Apr 10
May 10
Jun 10
Jul 10
Aug 10
Sep 10
Oct 10
Nov 10
Dec 10
Jan 11
Feb 11
Mar 11
Volume
Closing Price

Source: Reuters

Allied Gold (AIM) — Share Trading History (GBP)


0.50
0.45
0.40
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Volume (000's)
Nov 09
Dec 09
Jan 10
Feb 10
Mar 10
Apr 10
May 10
Jun 10
Jul 10
Aug 10
Sep 10
Oct 10
Nov 10
Dec 10
Jan 11
Feb 11
Mar 11
Volume
Closing Price

Source: Reuters

Allied Gold (TSX) — Share Trading History (CAD)



0.80
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Volume (000's)
Nov 09
Dec 09
Jan 10
Feb 10
Mar 10
Apr 10
May 10
Jun 10
Jul 10
Aug 10
Sep 10
Oct 10
Nov 10
Dec 10
Jan 11
Feb 11
Mar 11
Volume
Closing Price

Source: Reuters

The charts illustrate that the ASX has the largest number of trades by volume and apart from abnormal trading on 22 December 2009, the TSX has the least number of trades by volume.

While Allied Gold is listed on the ASX, AIM and TSX in three currencies (A$, GB£ and C$), the closing share prices over the three exchanges converted to A$ are highly correlated, as shown in the table below.

Allied Gold — Share Trading History converted to A$



Share Price (A$)
0.80
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
Nov 09
Dec 09
Jan 10
Feb 10
Mar 10
Apr 10
May 10
Jun 10
Jul 10
Aug 10
Sep 10
Oct 10
Nov 10
Dec 10
Jan 11
Feb 11
Mar 11
ASX
AIM
TSX

Source: Reuters

The graph above shows that the quoted prices of Allied Gold's shares on AIM are virtually identical to those quoted on the ASX and TSX. As such, it appears that the market does not apply a discount for holding DIs instead of actual Allied Gold shares.

In the period from 1 April 2011 to 27 April 2011 Allied Gold shares traded on the ASX in the range of A$0.565 to A$0.72, closing on 27 April 2011 at A$0.585.

With respect to announcements made by the Company that may have had an impact on underlying trading prices, in addition to the required quarterly, half yearly and annual lodgements, we note the following:

- On 6 November 2009 Allied Gold received a conditional approval from the TSX for listing of its ordinary shares on the TSX;
- On 9 November 2009 the Company declared its takeover offer for ASG unconditional;
- On 16 November 2009 Allied Gold announced its lodgement of a preliminary short form prospectus in connection with a proposed public offering of its shares to be listed on the TSX;
- During December 2009 Allied Gold announced its wholly owned subsidiary Simberi Gold Company Ltd had received a Cease Work Order from the Mineral Resources Association of PNG. Simberi had been advised the Cease Work Order was invalid however processing and mining operations at the Simberi mine had been temporarily suspended;
- On 1 March 2010 the Company announced that it would retain a 100% interest in the Tabar and Tatau Islands exploration licenses following a cash payment of A$2.5 million and a further A$3 million in cash or shares in July 2010 to Barrick;
- On 9 March 2010 the Company released a resources upgrade notice in relation to its Simberi Project, that reported an increase of JORC Code compliant measured and indicated resources of 1.3 million contained ounces, to increase Allied Gold's total measured and indicated resources to be 4.8 million contained ounces of gold;
- On 30 July 2010 the Company released its June 2010 quarterly report, which highlighted mining, processing and production volumes increasing by 24% from the previous quarter and cash costs had decreased by 16% from the previous quarter;
- An increase in gold reserves at the Simberi Gold Project was reported on 10 September 2010. Allied Gold's reserves had increased by 1.3 million contained ounces to increase to 3.4 million contained ounces. The increase represented positive results from an extensive 18 month drilling program;
- On 10 November 2010 the Company announced the completion of the preliminary evaluation of the development of Simberi sulphides through a 1.5 Mtpa process circuit. Company management stated that the studies indicated that the proposed development was both technically and economically feasible and that a larger treatment plant should be considered given the additional sulphide resources that had been discovered;
- On 29 December 2010 Allied Gold announced that the refurbishment and redevelopment of the 120,000 ozpa Gold Ridge Project was nearing completion on time and on budget and that commissioning would begin in February 2011;
- On 28 February 2011 a Company produced a news release announced that the commissioning of the Gold Ridge Project has begun and that first gold was expected in early March 2011. Mining activities had begun and more than 200,000 tonnes of ore had been stockpiled in advance of milling and processing activities; and
- On 6 April 2011 the Company announced it had issued approximately 156.3 million shares, to raise approximately A$93.8 million (£60.1 million) by way of a placement to institutional and sophisticated investors.

In addition to the impact these announcements may have had on Allied Gold's share price, the Company may have benefited from the general improvement in world financial markets over 2010 as conditions began to recover from the global financial crisis. In addition the price of gold had increased, with the Company's realised price of gold increasing from A$1,086/oz in FY09 to A$1,269/oz in YTDMar11.

4. IMPACT OF THE SCHEMES

The impact of the Share Scheme on the corporate structure of Allied Gold is to interpose a new holding company which will effectively result in Allied Gold shareholders' direct interest in Allied Gold being exchanged for a direct interest in Allied Gold Mining PLC. With Allied Gold, and its controlled entities, becoming wholly owned by Allied Gold Mining PLC, Allied Gold shareholders will continue to have an indirect interest in the Company's underlying gold operations.

Subject to the treatment of the Allied Gold shares held by Ineligible Foreign Shareholders, as detailed in section 1.3, the shareholders of Allied Gold Mining PLC will effectively be the same as Allied Gold. While the number of shares will reduce through the share exchange ratio applicable to the Share Scheme, Allied Gold shareholders will have the same proportionate interest in Allied Gold Mining PLC shares. Similarly, while the number of options Allied Gold Mining PLC will have on issue through the Option Scheme is less than the number of options Allied Gold has on issue, the optionholders will have the same proportional interest in the number of options and the number of shares in Allied Gold Mining PLC on a fully diluted basis.

The share and option structure of Allied Gold before the Schemes and Allied Gold Mining PLC after the Schemes is summarised in the table below, including those options to be issued to Mr Harvey. In this regard we have not included the additional shares to be issued to Barrick as a result of Allied Gold's acquisition of interests in the Tabar Tatau JV.

Impact on Shareholding

	Allied Gold		Allied Gold Mining PLC	
	Share Holding 000's	Shares Held %	Share Holding 000's	Shares Held %
	000's	%	000's	%
M & G Investment Management Ltd.	231,239	19.3%	38,540	19.3%
Franklin Resources, Inc.	95,319	8.0%	15,886	8.0%
Baker Steel Capital Managers LLP	85,516	7.1%	14,253	7.1%
Capital Research Global Investors	77,303	6.4%	12,884	6.4%
JPMorgan Asset Management U.K. Limited	56,017	4.7%	9,336	4.7%
Resource Capital Associates, L.L.C.	53,685	4.5%	8,948	4.5%
BlackRock, Inc.	39,398	3.3%	6,566	3.3%
Legal & General Investment Management Ltd. (UK)	37,779	3.2%	6,296	3.2%
Libra Advisors LLC	34,002	2.8%	5,667	2.8%
Asset Value Investors Limited	28,659	2.4%	4,777	2.4%
	738,917	61.7%	123,153	61.7%
Other shareholders	459,620	38.3%	76,603	38.3%
Shares on issue	1,198,538	100.0%	199,756	100.0%
Shares on issue	1,198,538	95.2%	199,756	95.2%
Number of options on issue	59,538	4.7%	9,923	4.7%
Options to be issued to Director	1,500	0.1%	250	0.1%
On fully diluted basis	1,259,575	100.0%	209,929	100.0%

Source: Thomson Reuters share register analysis as at 14 April 2011, EY analysis

On completion of the Scheme, the consolidated assets and liabilities of Allied Gold Mining PLC will be represented by the consolidated assets and liabilities of Allied Gold. The comparative value of each shareholder's relative beneficial interest in the underlying net assets of the Company will not change. In all material respects, the value of an Allied Gold Mining PLC share following the completion of the Scheme will be the same as the value of an Allied Gold share.

The Directors and management of Allied Gold Mining PLC will effectively be the same, with the underlying operations at Simberi and at Gold Ridge not being impacted by the Schemes.

In respect of Allied Gold shareholders who are resident in Australia and do not elect to receive Allied Gold Mining PLC shares, these shareholders will receive CDIs which will be listed on the ASX.

Shareholders who hold CDIs in respect of Allied Gold Mining PLC shares will have rights that are comparable to holding Allied Gold Mining PLC shares. On application to Allied Gold Mining PLC, CDIs can be exchanged for Allied Gold Mining PLC shares which are to be listed on the LSE and TSX.

5. EVALUATION OF THE SCHEMES

In forming our opinion as to whether the Share Scheme is in the best interests of Allied Gold's shareholders and whether the Option Scheme is in the best interests of Allied Gold's optionholders, we have considered:

- rationale for the Schemes;
- the impact (if any) of the Schemes on the Company's underlying operations;
- the terms and conditions of the Share Scheme and the Option Scheme;
- the domicile mix of the shareholders of Allied Gold and how this has changed over time;
- the source of the Company's recent capital raisings and the impact on Allied Gold's ability to secure further capital;
- legal considerations arising from a change in incorporation from Australia to the UK;
- the tax consequences of the Share Scheme and the Option Scheme;
- all factors relevant to the Schemes, both quantitative and qualitative; and
- the alternatives available to the Allied Gold shareholders and optionholders.

Consistent with RG 111 we have considered the potential advantages and disadvantages to Allied Gold sshareholders of the Share Scheme and considered whether the advantages outweigh the disadvantages in the context of Allied Gold's position in the future. Similarly, in considering whether or not the Option Scheme is in the best interests of Allied Gold optionholders we have considered the advantages of the Option Scheme together with the disadvantages of the Option Scheme.

The primary purpose of the Schemes is to change the incorporation of Allied Gold from Australia to the UK. The relative ownership interest held by Allied Gold shareholders in Allied Gold Mining PLC will, in all material respects, be equal to their relative ownership interest in Allied Gold. Although the number and exercise price of the options will change because of the exchange ratio under the Option Scheme, in all material respects, the terms of the Allied Gold Mining PLC options are the same as the terms of the Allied Gold options. Accordingly, in considering the advantages and disadvantages of the Share Scheme and the Option Scheme we have not had to undertake an assessment of the fair value of Allied Gold's underlying assets and liabilities.

5.1 Rationale for the Schemes

The directors of Allied Gold unanimously recommend the Schemes to Allied Gold shareholders and optionholders on the basis that the restructure of Allied Gold and the change of incorporation are anticipated to bring the following benefits:

- the transfer of the Company's UK listing from AIM to the main market of the LSE;
- increased visibility of Allied Gold in the UK and European markets;
- potential for greater liquidity in Allied Gold shares;
- possibility that the market may positively re-rate the Company's shares (via Allied Gold Mining PLC); and
- eligibility for Allied Gold Mining PLC as a UK company to be included in major UK indices.

The implementation of the Option Scheme is to facilitate the Share Scheme, in that on completion of both all securities that Allied Gold currently has on issue will be held by Allied Gold Mining PLC and effectively all shareholders and optionholders of Allied Gold will be shareholders and optionholders of Allied Gold Mining PLC.

Further discussion in relation to these anticipated benefits is contained in the remainder of this section.

5.2 Impact on Allied Gold's underlying business

5.2.1 Operations and strategy

The operations of Allied Gold and its controlled entities will remain unchanged notwithstanding the Schemes, with the Company's strategic focus continuing to be on the development of the Simberi and Gold Ridge gold mines to become a greater than 200,000 ozpa producer. A key component of this is the ongoing development of Allied Gold's exploration projects around Simberi and Gold Ridge.

5.2.2 Management and board of directors

The Share Scheme will not result in any changes in the directors and senior management of Allied Gold. The directors and senior management of Allied Gold Mining PLC are same as the directors and management of Allied Gold.

5.2.3 Financial position

Allied Gold's financial position as at 28 February 2011 is detailed in section 3.2. Since then Allied Gold completed the April 11 Placement which raised approximately A$93.8 million. Other than transaction costs, which will be incurred. The assets and liabilities of Allied Gold will not change materially as a result of the Schemes. The current financial performance of Allied Gold should not be affected by the implementation of the Schemes apart from the following:

- costs of implementing the Schemes will be incurred, albeit these will be incurred regardless of whether Allied Gold shareholders and optionholders approve the Schemes; and
- the costs of a listing on the LSE, should that occur as anticipated, is greater than that of an AIM listing.

Allied Gold Mining PLC's accounts will be prepared under International Financial Reporting Standards ("IFRS") as adopted by the European Union ("EU"). As Australian accounting standards for listed companies have been harmonized to IFRS, the impact on the accounts due to differences between Australian and EU IFRS should not be material. As stated previously, the transfer of incorporation from Australia to the UK should not have any impact on the underlying value of the Company's assets.

5.2.4 Consolidation of Shares and Options

The share and option exchange ratio under the Share Scheme and the Option Scheme of one for six has that impact of reducing the number of shares and options on issue by six. On this basis the 1,198,537,564 shares that Allied Gold will have on issue will reduce to 199,756,259 Allied Gold Mining PLC shares. The 59,537,500 options Allied Gold has on issue will reduce to 9,922,917.

With Allied Gold Mining PLC intending to list on the main market of the LSE, the Directors of Allied Gold believe it more appropriate to have securities that are quoted at a higher price than the current trading range of Allied Gold shares on AIM. During the month of March 2011, Allied Gold shares traded on AIM at between £0.35 and £0.47. The equivalent share price based on a one for six exchange ratio would be £2.10 and £2.82. There is no guarantee that Allied Gold Mining PLC shares will traded at these levels.

5.3 Considerations

In accordance with RG 111, in assessing whether the Schemes are in the best interests to Allied Gold shareholders and optionholders, we have considered the potential advantages and disadvantages to Allied Gold shareholders and optionholders and considered whether the advantages outweigh the disadvantages only in the context of the Schemes.

Ernst & Young Transaction Advisory Services consider that the advantages and disadvantages of rejecting the Schemes are the inverse of accepting the Schemes.

The factors we considered in regards to the Schemes are summarised below. We note that individual shareholders and optionholders may interpret these factors differently depending on their individual circumstances.

5.3.1 Terms of the Schemes

As referred to previously, under the terms of the Schemes, if the Schemes are approved, subject to any Ineligible Foreign Shareholder provisions outlined in section 1.3, Allied Gold Mining PLC will become the head company of Allied Gold and Allied Gold shareholders will become shareholders of Allied Gold Mining PLC in effectively the same proportion as their existing shareholding. In addition, Allied Gold optionholders will become holders of Allied Gold Mining PLC options with effectively the same attaching terms and conditions.

In the Share Scheme Booklet the Directors of Allied Gold state that they believe it is appropriate that the incorporation be transferred to the UK to facilitate the listing of the Company on the main market of the LSE with the objective of raising investor awareness. In particular the Directors consider the following factors as central to the Schemes:

- Allied Gold Mining PLC as an UK incorporated company will be better placed to access UK and European fincial markets, due to:
  - increased visibility of the Company from an investors perspective;
  - expectations that an UK head company will overcome resistance from investors who understand company laws in a particular jurisdiction and prefer to invest in companies residing in that jurisdiction; and
  - access to some institutional investors in the UK who may be prevented by their internal policies from investing in entities incorporated outside the UK;
- as a UK Company, anticipated eligibility and inclusion of Allied Gold Mining PLC in major LSE indices.

  The FTSE100 index is a market capitalisation weighted index representing the performance of the 100 largest UK-domiciled companies, which pass screening for size and liquidity. Allied Gold's market capitalisation as at 4 April (including the 156.3 million shares issued in the share placement on 6 April 2011) was £503 million, which is below the market capitalisation of the smallest company included in the FTSE100 index as at 28 May 2010 of £651 million (median market capitalisation was £4,476 million). However Allied Gold's market capitalisation as at 4 April 2011 was above the market capitalisation of the smallest company included in the FTSE250 index being £76 million (median £595 million). The FTSE250 index is a market capitalisation weighted index representing the performance of the next 250 largest UK-domiciled companies after the 100 largest UK domiciled companies, which pass screening for size and liquidity;
- a holding company with UK incorporation will better reflect the geographic spread of investors in Allied Gold;
- easier access for UK and European investors to shareholder meetings and improved shareholder relations;
- an ability for shareholders to participate in the CREST system, which is the paperless trading facility used in the UK. Currently Allied Gold shareholders can only participate in the CREST systems through Dis; and
- should the benefits above eventuate, the possibility of the market positively re-rating and increasing liquidity of the Company's shares (via Allied Gold Mining PLC).

All of these matters are discussed in further detail within the Scheme Booklet. Although these factors are valid in rationalising the change of incorporation, the benefits expected to be derived under each are not necessarily able to be quantified. From a qualitative perspective each of the factors considered by the Directors appear reasonable. From the perspective of Allied Gold optionholders, who will hold rights to acquire Allied Gold Mining PLC Shares after the Option Scheme, the Option Scheme will enable Allied Gold optionholders to be able to participate in the benefits available to Allied Gold shareholders under the Share Scheme.

5.3.2 Domicile of existing Allied Gold shareholders

Included in the table below is a summary of shareholder domicile over the period 28 September 2006 to 24 March 2011 at various dates, based on the shareholder's percentage interest in the number of shares outstanding. The analysis from 28 September 2006 to 30 September 2009 is based on an analysis of the

top 100 or so shareholdings. Analysis from 1 April 2010 onwards is based on interests of 50,000 shares or more.

Allied Gold—Domicile of Shareholders 2006 to 2011 Percentage Interest in Issued Shares

Domicile	28 Sept 2006	30 March 2007	2 July 2007	31 March 2008	30 Sept 2008	31 March 2009	30 Sept 2009	1 April 2010	30 Sept 2010	24 March 2011
Australia	22%	20%	15%	17%	22%	17%	15%	6%	6%	8%
Asia (excl Australia)	13%	14%	13%	11%	3%	2%	2%	1%	1%	1%
Canada	0%	0%	0%	0%	0%	0%	0%	6%	4%	3%
Europe (excl UK)	2%	1%	1%	1%	1%	2%	2%	1%	2%	2%
North America (excl Canada)	20%	11%	15%	18%	14%	14%	13%	29%	30%	30%
Rest of World	4%	4%	9%	14%	22%	20%	24%	2%	1%	2%
UK	27%	22%	27%	28%	34%	41%	42%	49%	50%	49%
Balance unanalysed	12%	27%	19%	10%	4%	4%	2%	5%	5%	5%
	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Australia and Asia	35%	34%	28%	28%	25%	20%	17%	7%	8%	9%
North America (incl Canada)	20%	12%	15%	18%	14%	14%	13%	35%	34%	33%
Rest of World	4%	4%	9%	14%	22%	20%	24%	2%	1%	2%
UK and Europe	29%	23%	28%	29%	35%	43%	44%	51%	52%	51%
Balance unanalysed	12%	27%	19%	10%	4%	4%	2%	5%	5%	5%
	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%

Source: Thomson Reuters share registry analysis

These percentages are based on the total shares outstanding in Allied Gold. The analysis shows that over the period from September 2006 to March 2011, the shareholding of those investors domiciled in Australia have decreased from 22% to 8%. Furthermore, the number of shares held by investors domiciled in the UK has increased from 27% to 49% and those owned by Canadian and North American domiciled investors have increased from 20% to 33%. Included below is a summary of the trading volumes in Allied Gold shares on the ASX, AIM and TSX for the period November 2009 through to March

2011, together with an analysis of the liquidity of Allied Gold shares and the percentage of shares traded on each exchange:

Allied Gold—Share Trading Volumes

Month	ASX Volume	AIM Volume	TSX Volume	Total Volume	Total Liquidity	Share of Total Shares Traded		
						ASX	AIM	TSX
	000s	000s	000s	000s	000s	%	%	%
Nov-09	9,000	4,217	56	13,273	2.5%	67.8%	31.8%	0.4%
Dec-09	15,097	4,106	20,941	40,145	6.9%	37.6%	10.2%	52.2%
Jan-10	28,530	9,171	8,404	46,105	4.4%	61.9%	19.9%	18.2%
Feb-10	12,046	6,735	2,449	21,230	2.0%	56.7%	31.7%	11.5%
Mar-10	16,247	26,179	3,988	46,414	4.5%	35.0%	56.4%	8.6%
Apr-10	9,780	12,089	3,678	25,547	2.5%	38.3%	47.3%	14.4%
May-10	17,040	12,610	4,098	33,748	3.2%	50.5%	37.4%	12.1%
Jun-10	8,202	3,941	616	12,760	1.2%	64.3%	30.9%	4.8%
Jul-10	9,359	1,866	618	11,844	1.1%	79.0%	15.8%	5.2%
Aug-10	8,609	1,790	1,357	11,756	1.1%	73.2%	15.2%	11.5%
Sep-10	22,287	12,510	3,286	38,084	3.7%	58.5%	32.8%	8.6%
Oct-10	21,226	11,745	3,589	36,560	3.5%	58.1%	32.1%	9.8%
Nov-10	20,248	12,774	5,188	38,210	3.7%	53.0%	33.4%	13.6%
Dec-10	45,721	17,451	7,587	70,759	6.8%	64.6%	24.7%	10.7%
Jan-11	42,343	8,774	1,711	52,828	5.1%	80.2%	16.6%	3.2%
Feb-11	14,412	10,309	2,092	26,813	2.6%	53.8%	38.4%	7.8%
Mar-11	44,499	17,962	917	63,378	6.1%	70.2%	28.3%	1.4%

Source: Reuters, EY analysis

Over the period from November 2009 to March 2011, the number of shares held by shareholders domiciled in Australia and Asia reduced from 17% to 9%, North America (including Canada), as a consequence of the acquisition of ASG, increased from 13% to 33% and UK and Europe increased from 44% to 51%.

Correlating this analysis with the table above, it is of interest that while less shares are held by shareholders domiciled in Australia and Asia, on average approximately 60% of the Allied Gold shares traded are traded on the ASX. In stating this, Allied Gold's liquidity is fairly low with the monthly average number of shares traded across the period November 2009 to March 2011 equating to only 3.6% of the shares on issue.

With greater than 50% of the shares issued in Allied Gold being held by shareholders domiciled in UK and Europe, the relevance of Australia to the ongoing profile of the Company is becoming less significant. The rationale of transferring the domicile to the UK and listing Allied Gold Mining PLC on the main market of the LSE, being the market where the majority of shareholders are closest to, as a means of increasing the liquidity of the Company's shares appears reasonable. Australian based shareholders who take up CDIs in Allied Gold Mining PLC will be able to continue to traded on the ASX.

5.3.3 Capital raising

Outlined below is a summary of the major capital raisings undertaken over the previous five years by Allied Gold.

Allied Gold—Share Placement History

Date	Funding Purpose	Amount Raised	Percent of Issued Capital	% of Share Placement taken up by residents in.. UK	USA/ Canada	Australia	Other
		A$000's					
Feb 2006	Development of Simberi Gold project	6,684	10.3%			=100%	
April 2006	Development of Simberi Gold project (AIM Listing 3 May 2006)	35,000	48.5%	=100%			
May 2006	Development of Simberi Gold project (AIM Listing 3 May 2006)	13,080	8.9%	=100%			
April 2007	Acquisition of drill rigs and exploration program	13,056	15.0%	=100%			
Jan 2008	Additional working capital	10,528	4.3%	=100%			
April 2008	Additional working capital	987	0.4%			=100%	
August 2008	Additional working capital	10,536	9.0%	=100%			
March 2009	Additional working capital	30,825	15.0%	85%		15%	
Dec 2010	Additional working capital (TSX Listing 16 November 2009)	159,388	78.9%	47%	29%	24%	
April 2010	Additional working capital	93,799	15.0%	78%	14%	4%	4%
		373,883					
			A$000's	256,476	59,354	54,300	3,752
				68.6%	15.9%	14.5%	1.0%

Note: =100% represents either all of the placement was taken up predominately by or by residents of the relevant country

Source: Thomson Reuters share registry analysis, Allied Gold management

The table above shows that of the A$373.883 million of equity raisings undertaken by Allied Gold over the five years from February 2006, of what was offered 68.6% was taken up by investors resident in the UK, with only 14.5% taken up by Australian resident investors.

In the period since Allied Gold listed on the TSX, the Company has raised A$253,187 million, of which 58.5% was taken up by UK resident shareholders and 23.4% by shareholders in USA and Canada. Participation by Australian resident shareholders was 16.6%,

This analysis is a further indication that the UK, and to a lesser extent, North America, has become more relevant to Allied Gold's ability to source new capital than Australia. Part of the rationale of shifting incorporation to the UK is that this trend is expected to continue.

5.3.4 Legal implications

As a company incorporated in Australia, Allied Gold is subject to the Corporations Act in Australia. Conversely, as a company incorporated in England and Wales, Allied Gold Mining PLC will be subject to company and financial services law in the UK. Generally, the protection afforded to shareholders under each jurisdiction is of a comparable high standard in that the rules and regulations which govern the administration and operations of a company in the UK are similar to the requirements in Australia. Included below is a summary of some of the key aspects relevant to shareholders in both jurisdictions.

Takeover protection for minority shareholders

The purpose of the takeover rules within Australian corporate legislation is to provide protection for minority shareholders. The Corporations Act includes a general prohibition of an acquisition of shares where the acquirer's voting interest in a listed company will or already exceeds 20% of the voting

interests in that company. The Australian takeover rules have a number of exceptions to this prohibition, including:

- on market acquisitions during a takeover offer;
- acquisitions under a pro rata rights offer;
- acquisitions pursuant to a prospectus;
- creeping acquisitions increasing voting power by no more than 3% every six months;
- an acquisition approved by a company's shareholders in general meeting; and
- acquisitions resulting from the exercise of options or conversion of convertible notes in certain circumstances.

In the UK, the conduct of takeovers is governed by the City Code on Takeovers and Mergers (the "City Code") which is issued by the UK Panel on Takeovers and Mergers (the "Panel"). The City Code and the Panel operate primarily to ensure fair and equal treatment of all shareholders in relation to takeovers. Although the Code is not law, it is fully supported by government and other regulatory authorities.

Under Rule 9 of the City Code, when a person acquires shares which together with shares already held carry a 30% or more interest in the voting rights of a company, that person must make a mandatory takeover offer for the remainder of the shares not already owned. A similar obligation arises where a person who holds not less than 30% and not more than 50% of the voting rights of a company acquires any further shares carrying voting rights. Rule 9 limits the conditions which may be attached to such offers and provides that the minimum consideration under the offer must be no less than the highest price paid by the offeror for shares in the target over the preceding 12 months. In addition, Rule 11 of the City Code requires the offeror to provide a cash alternative for all shareholders of a class of shares if the offeror acquired interests in the class of shares carrying 10% or more of the voting rights in the offer period and the previous 12 months.

Substantial Shareholder Notices

Under the Corporations Act, a number of provisions require the timely disclosure of shareholder entitlement where that entitlement exceeds 5% of the voting shares of a company. The UK Financial Services Authority enforces the Disclosure and Transparency Rules ("DTR"). Under Chapter 5 of the DTR, disclosure is required if a party becomes entitled to an interest of 3% or more of issued capital in a company or, if that person already holds 3% or more increases his/her interest through a whole percentage point.

Continuous Disclosure and Insider Trading

ASX Listing Rule 3.1 requires a company to disclose any information, subject to certain exemptions, that may have a material impact on its share price or value. ASX Listing Rule 3.1 is legally enforced under the Corporations Act. The UK Listing Authority under Listing Rule 9, requires similar disclosures in regards to information which is likely to cause a substantial movement in the share price of a company.

Both Australian and UK legislation contain extensive provisions concerning the prohibition of insider trading.

Class Style Transaction Tests

Chapter 10 of the UK Listing Rules contain prescriptive rules that require companies included on the premium list of the LSE to disclose and obtain approval for certain significant transactions. Significant transactions include reverse takeovers, some related party transactions and "Class 1" transactions. For example, where an asset is acquired or disposed of, that is above 25% of various thresholds, then shareholder approval would be required to undertake the transaction.

ASX Listing Rule 10.1 requires shareholder approval of substantial transactions with persons of significant influence.

Rights of Pre-emption

ASX Listing Rule 7.1 allows 15% of issued capital to be issued in any 12 month period without shareholder approval. UK law requires an offer of unissued shares for cash consideration to be made

first to existing shareholders in proportion to their holdings, unless shareholders resolve not to apply those rights.

5.3.5 Tax implications

The tax implications of the Schemes and the transfer of domicile to the UK are considered in detail within the Taxation Report prepared by PricewaterhouseCoopers (the "PwC Taxation Report") included in section 15 of the Share Scheme Booklet. Shareholders should consult their own professional advisers in respect of their individual tax positions. As a general guide, a summary of the key tax consequences of the Schemes are set out below

Individual Shareholder Implications

- Australian resident Allied Gold shareholders who hold their share investment on capital account may be able to elect to defer any Australian capital gains tax ("CGT") liability that would otherwise arise from the Share Scheme being implemented, by way of scrip for scrip rollover relief.
- In general, Allied Gold shareholders that are resident in UK and Canada should not be subject to Australian CGT, though UK resident shareholders should refer to section 2.1.3 of the PwC Taxation Report and Canadian resident shareholders should refer to section 3.1.3 of the PwC Taxation Report.
- For UK resident Allied Gold shareholders, for the purposes of UK taxation, the Share Scheme should generally not result in a chargeable gain or allowable loss to the shareholder as any chargeable gain or allowable loss which would otherwise have arisen from the Share Scheme should be "rolled over" into their Allied Gold Mining PLC Shares. However UK shareholders should be aware that holding shares in a UK incorporated company may give rise to a number of UK Stamp Duty, Stamp Duty Reserve Tax and Inheritance Tax implications. These implications are explained in further detail in Attachment A of the PwC Taxation Report.
- For Canadian residents Allied Gold shareholders who hold their Allied Gold shares on capital account, rollover relief for Canadian tax purposes should be available to defer any capital gain that would otherwise arise from the Share Scheme.

Individual Optionholder Implications

- To the extent that Allied Gold Mining PLC options are received as consideration for the cancellation of Allied Gold options, rollover relief should be available either under Australian CGT scrip for scrip rollover rules or under employee share scheme rollover relief rules, subject to certain conditions being satisfied. Australian resident Allied Gold optionholders should refer to section 4.1 of the PwC Taxation Report for further detail. If rollover relief is available, this has the effect of ignoring any capital gain or taxation implications that would otherwise arise.
- For UK tax purposes, on the basis that the Allied Gold options fall within the employment related securities legislation, UK resident Allied Gold optionholders should not be charged employment tax at the time Allied Gold Mining PLC options are granted. If and when the Allied Gold Mining PLC option is exercised, there should be a charge to employment tax on UK resident Allied Gold Mining PLC optionholders at that time.
- Provided that Allied Gold optionholders will receive Allied Gold Mining PLC options of an equivalent value and with equivalent rights for the Allied Gold options that are cancelled then in practice no adverse PNG taxation consequences should arise for either the employer or the individual optionholder.

Corporate Tax Implications

- The residency of Allied Gold Mining PLC as an Australian or UK tax resident will need to be determined. It is Allied Gold management's intention to ensure that Allied Gold Mining PLC will be an Australian resident for tax purposes.
- As an Australian resident, Allied Gold Mining PLC will be subject to Australian income tax and will be able to generate and distribute Australian imputation credits.

- There are no material income tax, stamp duty or GST implications that should arise to Allied Gold as a result of the Schemes.
- Whether or not Allied Gold Mining PLC is a UK tax resident, Allied Gold Mining PLC may be subject to UK controlled foreign company rules, the implications of which are set out in further detail within section 5.3.1 of the PwC Taxation Report.
- There should be no Canadian, PNG or Solomon Islands income tax or stamp duty implications arising from the Schemes.

Ernst & Young Transaction Advisory Services has not considered the specific taxation implications for Allied Gold, individual Allied Gold shareholders or optionholders. The specific tax consequences of the Schemes will vary depending on the circumstances of each individual Allied Gold shareholder and optionholder. Allied Gold shareholders and optionholders should consider the PwC Taxation Report included in the Share Scheme Booklet and Option Scheme Explanatory Memorandum. These specific tax consequences need to be borne in mind by each Allied Gold shareholder and optionholder in weighing up the merits of the Schemes. Allied Gold shareholders and optionholders who are in doubt as to the action they should take in relation to the Share Scheme and the Option Scheme should consult their own professional advisers.

5.4 Alternatives

The alternative to completing the Schemes is maintaining the status quo with Allied Gold continuing to be the head company and the ASX being the primary listing. On the basis that Australia is less critical to the Company from a shareholder and source of capital perspective, the rationale for maintain things as they are is limited.

Having considered the alternatives the Directors of Allied Gold believe the Schemes achieve the best outcome for shareholders and optionholders.

5.5 Conclusion on the Share Scheme

In assessing whether or not the Share Scheme is in the best interests of Allied Gold shareholders, we have considered the likely advantages and disadvantages to the shareholders if the Share Scheme is implemented, with the advantages and disadvantages to those shareholders if it is not. In this regard we have taken into account the following matters:

Advantages

- **A UK holding company better reflects the geographic spread of investors in Allied Gold:** Over time the domicile mix of Allied Gold shareholders has changed, in that from 28 September 2006 to 24 March 2011, the shareholding of those investors domiciled in Australia have decreased from 22% to 8%. Furthermore, the number of shares owned by investors domiciled in the UK has increased from 27% to 49% and those owned by Canadian and USA domiciled investors have increased from 20% to 33%. This confirms that the Australian incorporation for the Company is becoming less significant.
- **Increased liquidity:** With greater than 50% of the shares issued in Allied Gold being held by shareholders domiciled in UK and Europe, the relevance of Australia to the ongoing profile of the Company is becoming less significant. The rationale of transferring the incorporation to the UK and listing Allied Gold Mining PLC on the main market of the LSE, being the market where the majority of shareholders are closest to, as a means of increasing the liquidity of the Company's shares appears reasonable. Australia based shareholders who take up CDIs in Allied Gold Mining PLC will be able to trade the CDIs on the ASX.
- **Improved location for future capital raisings:** Having a UK holding company in Allied Gold Mining PLC is expected to further enhance the Company's ability to raise capital from the UK and European markets due to:
  - increased visibility for Allied Gold Mining PLC in the UK and European markets;
  - expectations that a UK head company will overcome resistance from investors who understand company law in a particular jurisdiction and prefer to invest in companies residing in that jurisdiction; and

— access to some institutional investors in the UK who may be prevented by their internal policies from investing in entities incorporated outside the UK.

While the reasons provided by the Directors of Allied Gold for the need to change incorporation appear reasonable from a qualitative perspective, the benefits expected to be derived are not necessarily able to be quantified;

The importance of sourcing capital from the UK and overseas markets for Allied Gold has grown over time as evidenced by the fact that of the A$373.9 million equity raisings undertaken by Allied Gold over the five years from February 2006, 68.6% was taken up by investors resident in the UK, with only 14.5% taken up by Australian resident investors.

In the period since Allied Gold listed on the TSX in November 2009, the Company has raised A$253.2 million, of which 58.5% was taken up by UK resident shareholders and 23.4% by shareholders in USA and Canada. Participation by Australian resident shareholders was 16.6%.

This analysis is a further indication that the UK, and to a lesser extent, North America, has become more relevant to Allied Gold's ability to source new capital than Australia. Part of the rationale of shifting incorporation to the UK is that this trend is expected to continue.

- **Easier access for UK and European investors to shareholder meetings:** Given the change in the domicile mix of Allied Gold shareholders, it is expected that the change in incorporation of the head company for Allied Gold from Australia to UK will enable a greater number of shareholders to physically attend shareholder meetings. The majority of Allied Gold shares are held by shareholders resident in the UK or Europe.
- **Ability for shareholders to participate in the CREST system:** CREST is the paperless trading facility used in the UK. Currently Allied Gold shareholders can only participate in the CREST systems through Dis. Following the Share Scheme, shareholders that own Allied Gold Mining PLC shares will be able to settle these shares on the CREST system.
- **Possibility of positive re-rating:** With a large number of capital raisings by Allied Gold being UK and European based and focused, and with the intention to list Allied Gold Mining PLC on the main market of the LSE, it is also possible that the change of incorporation may positively lead to a re-rating of the Company's shares, as a result of its inclusion in some key indices.

Disadvantages

- **Costs:** Costs of implementing the Share Scheme will be incurred, albeit these will be incurred regardless of whether shareholders approve the Share Scheme.
- **Change in jurisdiction:** While the change in jurisdiction from Australia to UK may enhance interest in Allied Gold among investors familiar with UK company laws, upon completion of the Share Scheme, Allied Gold Mining PLC will not be subject to the provisions of the Corporations Act, which existing Australian resident shareholders may be familiar with. However the protection afforded to shareholders under each jurisdiction is of a comparable high standard.
- **Less access for Australian investors to shareholder meetings:** The change in incorporation of the head company for Allied Gold from Australia to UK will mean it will be inconvenient for Australian investors to attend shareholder meetings in the UK. However as noted previously, the majority of Allied Gold shares are held by shareholders resident in UK or Europe.
- **Ability for Australian shareholders to participate in the CHESS system:** After the Share Scheme, Australian resident shareholders who do not elect to receive Allied Gold Mining PLC shares will receive CDIs which are capable of being traded on the ASX and settled through the CHESS system. Given the history of trading of Dis does not suggest that the market would necessarily apply a discount to the CDIs relative to the price of Allied Gold Mining PLC shares.

Other Matters

- **No change in control:** The Share Scheme does not involve a change in control, in that subject to the Ineligible Foreign Shareholder provisions referred to in Section 1.2, the shareholders of Allied Gold will effectively become shareholders of Allied Gold Mining PLC, with the same beneficial percentage interests.

- **No change in the Company's underlying assets:** If the Share Scheme is successful the assets and liabilities of Allied Gold Mining PLC will be represented by the assets and liabilities of Allied Gold.
- **No material impact on underlying value:** In all material respects, the value of an Allied Gold Mining PLC share will be the same as the value of an Allied Gold share (as adjusted for the effect of the share consolidation of one Allied Gold Mining PLC share for every six Allied Gold shares).
- **No change in operational activities:** The operational activities of Allied Gold will become the operational activities of Allied Gold Mining PLC and will not be affected by the Share Scheme.
- **Accounting standards:** The impact on the accounts due to the differences between Australian and UK accounting standards should not be material.
- **Taxation:** While there are no apparent significant tax issues, each Allied Gold shareholder is encouraged to consult their own professional adviser in regards to the impact of the proposed transaction on their own individual tax position.

Based on our consideration of these factors and the matters detailed throughout the report, in our opinion, the advantages of the Share Scheme outweigh the disadvantages of the Share Scheme. On this basis, in the opinion of Ernst & Young Transaction Advisory Services the Share Scheme is in the best interests of Allied Gold shareholders.

Having regard to the nature of the Share Scheme it is the opinion of Ernst & Young Transaction Advisory Services that, on balance, Allied Gold shareholders as a whole are likely to be better off if the Share Scheme proceeds than if it does not proceed.

5.6 Conclusion on the Option Scheme

In assessing whether or not the Option Scheme is in the best interests of Allied Gold optionholders, we have similarly considered the likely advantages and disadvantages to the optionholders if the Option Scheme is implemented, with the advantages and disadvantages to those optionholders if it is not. In this regard we have taken into account the following matters:

- **Receipt of Allied Gold Mining PLC options under same terms:** The terms and conditions of Allied Gold Mining PLC options to be issued in exchange for Allied Gold options are effectively the same in all material respects.
- **No tax issues:** While there are no apparent significant tax issues, each Allied Gold optionholder is encouraged to consult their own professional adviser in regards to the impact of the proposed transaction on their own individual tax position.
- **Share Scheme reliant on Option Scheme approval.** Approval of the Option Scheme is required to enable the Share Scheme to proceed. Given the advantages of the Share Scheme, optionholders will be better off.

Based on our consideration of these factors and the matters detailed throughout the report, in our opinion, the advantages of the Option Scheme outweigh the disadvantages of the Option Scheme. On this basis, in the opinion of Ernst & Young Transaction Advisory Services the Option Scheme is in the best interests of Allied Gold optionholders.

Having regard to the nature of the Option Scheme it is the opinion of Ernst & Young Transaction Advisory Services that, on balance, Allied Gold optionholders as a whole are likely to be better off if the Option Scheme proceeds than if it does not proceed.

APPENDIX A STATEMENT OF QUALIFICATIONS AND DECLARATIONS

Ernst & Young Transaction Advisory Services, which is wholly owned by Ernst & Young, holds an Australian Financial Services Licence under the Corporations Act and its representatives are qualified to provide this report. The directors of Ernst & Young Transaction Advisory Services responsible for this report have not provided financial advice to Allied Gold.

Prior to accepting this engagement, Ernst & Young Transaction Advisory Services considered its independence with respect to Allied Gold with reference to Regulatory Guide 112,

Independence of experts.

This report has been prepared specifically for the shareholders of Allied Gold in relation to the Schemes. Neither Ernst & Young Transaction Advisory Services, Ernst & Young and any employee thereof undertakes responsibility to any person, other than the Allied Gold shareholders and optionholders, in respect of this report, including any errors or omissions howsoever caused.

The statements and opinions given in this report are given in good faith and the belief that such statements and opinions are not false or misleading. In the preparation of this report Ernst & Young Transaction Advisory Services has relied upon and considered information believed after due inquiry to be reliable and accurate. Ernst & Young Transaction Advisory Services has no reason to believe that any information supplied to it was false or that any material information has been withheld from it. Ernst & Young Transaction Advisory Services has evaluated the information provided to it by Allied Gold, its advisors, as well as other parties, through inquiry, analysis and review, and nothing has come to its attention to indicate the information provided was materially mis-stated or would not afford reasonable grounds upon which to base its report. Ernst & Young Transaction Advisory Services does not imply and it should not be construed that it has audited or in any way verified any of the information provided to it, or that its inquiries could have verified any matter which a more extensive examination might disclose.

The information relied upon in the preparation of this report is set out in Appendix B to this report.

Allied Gold has provided an indemnity to Ernst & Young Transaction Advisory Services for any claims arising out of any mis-statement or omission in any material or information provided to it in the preparation of this report.

Ernst & Young Transaction Advisory Services provided draft copies of this report to the directors and management of Allied Gold for their comments as to factual accuracy, as opposed to opinions, which are the responsibility of Ernst & Young Transaction Advisory Services alone. Changes made to this report as a result of this review by the directors and management have not changed the methodology or conclusions reached by Ernst & Young Transaction Advisory Services.

Ernst & Young Transaction Advisory Services will receive a professional fee based on time spent in the preparation of this report estimated at approximately $60,000 (exclusive of GST). Ernst & Young Transaction Advisory Services will not be entitled to any other pecuniary or other benefit whether direct or indirect, in connection with the making of this report.

Mr William Hall, a representative of Ernst & Young Transaction Advisory Services and an executive director of Ernst & Young and Mr Ken Pendergast, a director and representative of Ernst & Young Transaction Advisory Services and a partner of Ernst & Young have assumed overall responsibility for this report. Both have the necessary experience and professional qualifications appropriate to the advice being offered. Other Ernst & Young Transaction Advisory Services staff have been consulted in the preparation of this report where appropriate.

It is not intended that the report should be used for any other purpose other than to be included in the Notice of Meeting and Share Scheme Booklet and the Option Scheme Explanatory Statement to be sent to Allied Gold shareholders and optionholders with respect to the Schemes. In particular, it is not intended that this report should be used for any other purpose other than as an expression of its opinion as to whether or not the Share Scheme and the Option Scheme are in the best interests for Allied Gold shareholders and optionholders.

The financial forecasts used in the preparation of this report reflect the judgement of directors and management of Allied Gold based on present circumstances, as to both the most likely set of conditions and the course of action it is most likely to take. It is usually the case that some events and circumstances do not occur as expected or are not anticipated. Therefore, actual results during the forecast period will

almost always differ from the forecast and such differences may be material. To the extent that our conclusions are based on forecasts, we express no opinion on the achievability of those forecasts.

Ernst & Young Transaction Advisory Services consents to the issue of this report in the form and context in which it is included in the Notice of Meeting and Share Scheme Booklet and the Option Scheme Explanatory Statement.

APPENDIX B SOURCES OF INFORMATION

In preparing this report, Ernst & Young Transaction Advisory Services had regard to the following sources of information:

- Allied Gold's income statements and balance sheets for FY08, FY09 and FY10;
- Allied Gold's management accounts for the period YTD February 2011;
- Allied Gold's budgets for FY11;
- Shares Scheme of Arrangement between Allied Gold and Allied Gold Shareholders;
- Option Scheme of Arrangement between Allied Gold and Allied Gold option holders;
- Option Scheme Explanatory Statement;
- The Deed Poll between Allied Gold and Allied Gold Shareholders;
- The Implementation Agreement between Allied Gold and Allied Gold Mining PLC;
- The Scheme Booklet for the proposed restructure of Allied Gold;
- Board papers prepared in relation to the proposed restructure dated September 2010 and January 2011;
- various presentations prepared by Allied Gold in relation to its operations;
- Presentation prepared by Norton Rose for Allied Gold regarding the move from AIM to the main board of the LSE;
- Details of capital raisings by Allied Gold;
- Group structure information provided by Allied Gold;
- Draft PwC Taxation Report;
- Allied Gold shareholder information at various dates, as provided by the Company's share registry;
- discussions with Allied Gold management;
- various public disclosure documents lodged by Allied Gold with the ASX;
- information from Allied Gold's website, http://www.alliedgold.com.au;
- ASIC Regulatory Guides;
- Capital IQ;
- various broker and analyst reports prepared in regards to Allied Gold;
- Thompson Research;
- the Corporations Act and Corporations Regulations;
- the City Code, DTR and UK Listing Rules;
- Representation letter from Allied Gold directors;
- Competent Person's Report;
- DatAnalysis; and
- other publicly available information.

APPENDIX C GLOSSARY

Abbreviation	Full Title/Description
AIM	Alternative Investment Market
Allied Gold or the Company	Allied Gold Limited
April 11 Placement	The share placement announced by Allied Gold on 6 April 2011
ASG	Australian Solomons Gold Limited
ASIC	Australian Securities and Investments Commission
ASTC	ASX Settlement and Transfer Corporation Pty Ltd
ASX	Australian Securities Exchange
BFS	Bankable feasibility study
C$	Canadian dollars
CDI	CHESS Depositary Interest
CDN	CHESS Depositary Nominees Pty Ltd
CGT	Australian capital gains tax
CHESS	Clearing House Electronic Sub-register System
CIP	Carbon in pulp
City Code	The City Code on Takeovers and Mergers
Competent Person's Report	The report prepared by Golder Associates dated April 2010, to be included in the prospectus being prepared to support Allied Gold Mining PLC's admittance to the main market of the LSE
Corporations Act	The Corporations Act 2001
Corporations Regulations	Corporations Regulations 2001
CREST	The relevant system (as defined by the
DIs	Depository Interests
DTR	Disclosure and Transparency Rules
Ernst & Young Transaction Advisory Services	Ernst & Young Transaction Advisory Services Limited
Foreign Shareholders	Allied Gold shareholders residing outside of Australia
FSG	Financial Services Guide
FY08, FY09 and FY10	Financial years ended 30 June 2008, 2009 and 2010
JORC Code	Code for Reporting of Mineral Resources and Ore Reserves as prescribed by the Australasian Joint Ore Reserves Committee
LSE	London Stock Exchange
Mtpa	Million tonnes per annum
Options Scheme	The option scheme of arrangement between Allied Gold and Allied Gold optionholders
Ozpa	Ounces of gold per annum
Panel	The Panel on Takeovers and Mergers
PFS	Pre-feasibility study

Abbreviation	Full Title/Description
PNG	Papua New Guinea
PwC	PricewaterhouseCoopers
PwC Taxation Report	Taxation Report prepared by PwC
Register	The register of Allied Gold shareholders
Report	Our Independent Experts Report dated 8 April 2010
RG 111	Regulatory Guide 111: Content of expert reports
SGC	Simberi Gold Corporation
Share Scheme	The share scheme of arrangement between Allied Gold and Allied Gold shareholders
Meetings	The general meetings of Allied Gold shareholders and optionholders that are to be held on or about 6 June 2011
Treasurer	The Treasurer of the Commonwealth of Australia
TSX	Toronto Stock Exchange
UK	United Kingdom
USA	United States of America
YTDMar11	Nine months to 31 March 2011
A$ or $	Australian dollars
£ or GBP	British pounds

Ernst & Young Transaction Advisory Services Limited
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THIS FINANCIAL SERVICES GUIDE FORMS PART OF THE INDEPENDENT EXPERT'S REPORT

28 April 2011

PART 2—FINANCIAL SERVICES GUIDE

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Contacting Ernst & Young Transaction Advisory Services

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This Financial Services Guide has been issued in accordance with ASIC Class Order CO 04/1572.

pwc

The Directors
Allied Gold Limited
PO Box 2019
MILTON QLD 4064

28 April 2011

Dear Directors

Proposed Restructure—Incorporation of Ultimate Holding Company

Taxation Opinion

We refer to your request for the preparation of a Taxation Opinion for the Shareholders and Option holders of Allied Gold Limited (Allied Gold) in relation to a proposed Scheme of Arrangement that will be undertaken to facilitate Allied Gold listing on the London Stock Exchange (LSE). We understand that this Tax Opinion will be included in the Scheme Booklet to be dated on or about 28 April 2011.

Scope of taxation opinion

This Taxation Opinion provides a general summary of the taxation position of Shareholders and Option holders of Allied Gold in relation to the proposed share and option exchange with Allied Gold Mining PLC (Allied UK), an ultimate holding company newly incorporated in the United Kingdom (the "Proposal"). We have considered within the scope of our opinion:

- The taxation implications for Shareholders who are resident in Australia, Canada and the United Kingdom (UK) only;
- The taxation implications for Option holders who are resident in Australia, the UK and Papua New Guinea (PNG) only; and
- The income tax, stamp duty and Australian Goods and Services Tax (GST) implications arising to the current members of the Allied Gold Group in Australia, Canada, the UK, PNG and the Solomon Islands only.

In providing this opinion, PricewaterhouseCoopers has relied upon certain facts set out in the Scheme Booklet that have not been independently reviewed or verified by PricewaterhouseCoopers. This Taxation Opinion has been prepared for the purposes of the Scheme Booklet and should be read in conjunction with the Scheme Booklet.

The taxation summary contained in this Taxation Opinion regarding the tax considerations does not purport to be a complete analysis of the potential tax consequences of the Proposal and is intended as a general guide to the tax implications only. It applies to Allied Gold Shareholders who are individuals, trustees, companies or complying superannuation funds and who hold their Allied Gold ordinary shares (Allied Gold shares) on capital account. Our comments are not intended to cover the tax implications for Allied Gold Shareholders who are not residents of Australia, Canada or the UK for tax purposes or who hold their Allied Gold shares as trading stock or on revenue account. Our comments are not intended to cover the tax implications for Allied Gold Option holders who are not residents of Australia, the UK or PNG for tax purposes.

The taxation summary contained in this Taxation Opinion is not a substitute for obtaining advice from an appropriate professional adviser having regard to the Shareholder's or Option holder's individual

PricewaterhouseCoopers, ABN 52 780 433 757
Riverside Centre, Level 15, 123 Eagle Street, BRISBANE QLD 4000, GPO Box 150, BRISBANE QLD 4001
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T: +61 7 3257 5000, F:+61 7 3257 5999, pwc.com.au

circumstances. All Shareholders and Option holders are strongly advised to obtain their own professional advice on the tax implications based on their own specific circumstances.

The comments below are based on our opinion of the law and understanding of the practice of the tax authorities in Australia, Canada, the UK, PNG and the Solomon Islands as at the date of this document. The law is complex and subject to change periodically as is the interpretation by the courts and the relevant revenue authorities in each jurisdiction. We have not sought to have our opinion ruled upon by the Australian Tax Office (ATO) nor by any other revenue authority, unless otherwise noted in this opinion, and therefore there is a risk that a revenue authority may not agree with our opinion or aspects of it.

Structure of taxation opinion

1 Australian tax resident ordinary shareholders

2 UK tax resident ordinary shareholders

3 Canadian tax resident ordinary shareholders

4 Tax implications for option holders on exchange of options in Allied Gold for options in Allied UK

5 Tax implications for the Allied Gold Limited Group

Executive summary

The key tax implications in relation to the proposed arrangement are summarised below.

Shareholder implications

We have been advised that pursuant to the Proposal each Allied Gold Shareholder will be entitled to receive consideration for the transfer of their Allied Gold shares to Allied UK, in the form of Allied UK ordinary shares (Allied UK shares). Under the Proposal, Allied UK will acquire 100% of the Allied Gold shares. Allied Gold Shareholders will receive one Allied UK share in consideration for each six Allied Gold shares that are disposed. Following the share exchange and consolidation, all remaining fractional entitlements will be cancelled by Allied UK. The tax implications for Allied Gold Shareholders in relation to this arrangement are summarised below.

We have only considered the implications arising to those Allied Gold Shareholders who hold their Allied Gold ordinary shares on capital account. Shareholders who hold their ordinary shares in any other capacity should seek their own relevant advice.

Australia

- The Capital Gains Tax (CGT) consequences upon the disposal of shares in Allied Gold for shares in Allied UK have been considered in principle. To the extent that the market value of the shares received differs from the CGT cost base or reduced cost base, a capital gain or capital loss respectively may arise.

- However, to the extent that Allied UK shares are received as consideration for the disposal of Allied Gold shares, a Shareholder who holds their share investment on capital account may be able to elect to obtain rollover relief under the Australian CGT scrip for scrip rollover rules. In this circumstance, any capital gain realised by Allied Gold Shareholders on the transfer of Allied Gold shares to Allied UK may be deferred until the Allied UK shares received in exchange are ultimately sold or otherwise dealt with for CGT purposes.

- Under the scrip for scrip rollover, the CGT cost base of the Allied UK shares received in exchange for the Allied Gold shares will be equal to the CGT cost base of the Allied Gold shares exchanged. The Allied UK shares received will have a deemed acquisition date for CGT purposes that corresponds to the acquisition date of the relevant Allied Gold shares exchanged.

- We have been advised that the effective management of Allied UK will be deemed to be conducted in Australia. Accordingly, Allied UK will likely be deemed to be an Australian resident company for tax purposes. If this is the case, the Australian tax implications associated with owning Allied UK shares will be similar to the current ownership of Allied Gold shares (for example, in relation to dividends received or upon a future sale of the Allied UK shares).

United Kingdom

- A UK resident (or, in the case of an individual, ordinarily resident) Allied Gold Shareholder should generally not be treated as having made a disposal or part disposal of their Allied Gold shares for the purposes of UK taxation of chargeable gains on the implementation of the Proposal. Instead any chargeable gain or allowable loss which would otherwise have arisen on a disposal of such Shareholder's Allied Gold shares should be "rolled over" into their Allied UK shares. The Allied UK shares issued to such a holder should be treated as the same asset and as having been acquired at the same time and for the same consideration as the Allied Gold shares from which they derived.
- In the case of UK resident (or, in the case of an individual, ordinarily resident) Shareholders who hold (alone, or together with connected persons) more than 5% of, or of any class of, shares in Allied Gold the "roll over" described above is only available if the Proposal (i) is effected for bona fide commercial reasons; and (ii) does not form part of a scheme or arrangement of which the main purpose, or one of the main purposes, is avoidance of a liability to UK capital gains tax or UK corporation tax.
- Clearance has been given by HM Revenue & Customs under section 138 TCGA 1992, confirming that HM Revenue & Customs regard the Proposal as being effected for bona fide commercial reasons and that the Scheme does not form part of a scheme or arrangement of which the main purpose, or one of the main purposes, is avoidance of a liability to capital gains tax or corporation tax. HM Revenue & Customs has also given a clearance that certain other anti-avoidance provisions covering UK income tax and corporate tax in respect of transactions in securities should not be invoked.
- A number of UK Stamp Duty, Stamp Duty Reserve Tax and Inheritance Tax implications arise as a consequence of Shareholders holding shares in a UK incorporated company. These implications are complex in nature and are explained in further detail in Attachment A.

Canada

- A Canadian Shareholder who holds their Allied Gold shares on capital account should be eligible for rollover relief for Canadian tax purposes under the Proposal, unless they choose to realise a gain (or loss) in their return of income for the year in which the Proposal occurs.
- The Canadian tax implications associated with owning Allied UK shares or Allied UK CDIs will be similar to the current ownership of Allied Gold shares and Allied Gold CDIs (for example in relation to dividends received or deemed to be received or upon a future sale of the Allied UK shares or CDIs).

Option holder implications

We have been advised that, pursuant to the Proposal, each Allied Gold Option holder will be entitled to receive consideration for the cancellation of their Allied Gold options in the form of Allied UK options. Allied Gold Option holders will receive one Allied UK option in consideration for each six Allied Gold options that are cancelled. The tax implications for Allied Gold Option holders in relation to this arrangement are summarised below.

Australia

- If a taxing point has previously arisen in relation to the options held, the CGT consequences upon the cancellation of the options in Allied Gold for options in Allied UK have been considered in principle. To the extent that the market value of the options received differs from the CGT cost base or reduced cost base, a capital gain or capital loss respectively may arise.
- However, to the extent that Allied UK options are received as consideration for the cancellation of Allied Gold options (that have previously been subject to a taxing point), an Option holder may be able to elect to obtain rollover relief under the Australian CGT scrip for scrip rollover rules. In this circumstance, any capital gain realised by Allied Gold Option holders on the cancellation of Allied Gold options in exchange for Allied UK options may be deferred until the Allied UK options received in exchange are ultimately exercised, sold or otherwise dealt with for CGT purposes.
- If a taxing point has not arisen in relation to the options held, provided the Option holder continues their employment (or employment-like relationship) with Allied Gold or Allied UK following the Proposal, Employee Share Scheme (ESS) rollover relief should apply. The effect of ESS rollover

relief applying is that the taxation implications arising to Option holders as a result of the restructure are effectively ignored. Where ESS rollover relief applies, the matching options issued by Allied UK are treated as if they are a continuation of the original options held in Allied Gold.

United Kingdom

- For UK tax purposes, it is understood that the Allied Gold options fall within the employment related securities legislation and not the capital gains tax legislation. On this basis, and with regard to UK resident (or ordinarily resident) Allied Gold Option holders, if the Allied Gold option is released and the consideration for that release is the grant of an Allied UK option, there should be no charge to employment tax for such Option holders at the time of exchange. When the Allied UK option is exercised (or released or assigned for money or money's worth), there should be a charge to employment tax on UK resident (or ordinarily resident) Allied UK Option holders at that time.

Papua New Guinea

- Provided that the Allied Gold Option holders will receive Allied UK options of an equivalent value and with equivalent rights for the Allied Gold options that are cancelled then in practice no adverse PNG taxation consequences should arise for either the employer of the Option holder or the individual holding the options.

Tax implications for Allied Gold

- As noted above, it is management's intention to ensure that the activities of Allied UK will be conducted so as to ensure it should be treated as an Australian resident for tax purposes. As an Australian resident, Allied UK will be subject to Australian income tax on its taxable income and it will be able to generate and distribute Australian franking credits.
- No material income tax, stamp duty or GST implications should arise to the current Australian Allied Gold Group as a result of the Proposal.
- It is also management's intention to ensure that the activities of Allied UK are conducted so as to ensure that it is neither resident for tax purposes in the UK, nor conducting activities which give rise to a permanent establishment in the UK. In such circumstances, Allied UK should not (broadly) be subject to UK corporate tax.
- A more detailed discussion of the residence status of Allied UK is set out at 5.1 below. In summary though, it should be noted that the determination of a company's place of residence for tax purposes, and the question whether a permanent establishment is created in the UK, are questions of fact, dependent on particular circumstances and assessed on an ongoing basis in the light of relevant tax law and Double Taxation Agreements. We have neither reviewed nor confirmed the practical application of the intended arrangements to give effect to management's intentions.
- However, the proposed location and structure of management has been described to HM Revenue & Customs, which has considered the implications arising from such arrangements assuming that the structure of management as described is put into effect. In this connection, certain confirmations have been given by HM Revenue & Customs which provide comfort that, assuming Allied UK is treated as resident for tax purposes in Australia under Australian law and practice and for the purpose of double tax agreements, Allied UK should also be treated as not resident in the UK for UK tax purposes. The tax comments in this document are therefore made on the basis that Allied UK should be solely tax resident in Australia.
- Notwithstanding the comments above in respect of tax residence and chargeability to UK corporation tax, on the basis that Allied UK is incorporated in the UK it is prima facie subject to the UK Controlled Foreign Companies (CFC) rules which can operate to apportion to Allied UK, profits of overseas subsidiaries, subjecting such apportioned profits to UK corporation tax.
- There are a number of specific exemptions to the UK CFC rules. Clearance has been given by HM Revenue & Customs under the ''motive test'' exemption, such that Allied Gold and its existing subsidiaries would not be subject to the UK CFC regime for a period of two years from the end of the accounting period in which the Proposal is implemented (being until 30 June 2013), or until full reform of the UK CFC rules (anticipated to occur in 2012, and assuming such reform involves changes to the motive test), whichever is earlier. On the expiry of this motive test period, it will be

necessary to reassess the application of the UK's CFC rules to Allied UK. As a consequence of the full reform of the UK CFC rules, the specific application of the UK CFC provisions on expiry of the motive test period is at present uncertain. The reform of the UK CFC rules, and general application of the UK CFC rules to Allied UK, is discussed in further detail at 5.3 below.

- There should be no Canadian, Papua New Guinea (PNG) or Solomon Islands income tax or stamp duty implications arising to the Allied Gold Group as a result of the Proposal.

Disclaimer

To persons receiving this document in Australia:

PricewaterhouseCoopers, who prepared this Tax Opinion, is not licensed to provide financial product advice under the Corporations Act 2001 (C'th). Taxation is only one of the matters that must be considered when making a decision on a financial product.

This material has been prepared for general circulation and does not take into account the objectives, financial situation or needs of any recipient. Accordingly, any recipient should, before making a decision on a financial product, consider taking advice from the holder of an Australian Financial Services Licence. Any recipient should, before acting on this material, also consider the appropriateness of this material having regard to their objectives, financial situation and needs and consider obtaining independent financial advice. PricewaterhouseCoopers has not authorised or caused the issue of the whole or any part of this Scheme Booklet except this Tax Opinion.

Yours sincerely,



Peter Dunn
Partner
Tax and Legal Services

1 AUSTRALIAN TAX RESIDENT ORDINARY SHAREHOLDERS

The following comments only consider the implications arising to those Allied Gold Shareholders who hold their Allied Gold shares on capital account. Shareholders who hold their shares in any other capacity should seek their own relevant advice.

1.1 Disposal of shares

The transfer of shares in Allied Gold by Allied Gold Shareholders to Allied UK will constitute a CGT event for Australian tax purposes resulting in a capital gain or loss arising. Prima facie, a capital gain will arise for a Shareholder where the value of the Allied UK shares acquired pursuant to the Proposal exceeds the CGT cost base of the Allied Gold shares disposed. A capital loss will arise where the value of the Allied UK shares acquired is less than the reduced cost base of the Allied Gold shares disposed.

1.1.1 CGT rollover relief

Allied Gold Shareholders who hold their shares on capital account and who would make a capital gain from the exchange of their Allied Gold shares for Allied UK shares may be able to choose to obtain CGT rollover relief under the CGT scrip for scrip rollover rules. If a capital loss arises in relation to the exchange of the Allied Gold shares for Allied UK shares, no rollover relief is available.

The choice to obtain the scrip for scrip rollover must be made by Shareholders by the day they lodge their income tax returns for the income year in which the CGT event happens. A suitable rollover election will be forwarded to each Shareholder once the Proposal has completed. These elections will form part of each Shareholders tax records however they are not required to be filed with the ATO with the Shareholder's income tax return. It is noted that Shareholders can choose whether to elect for rollover or not based on their individual circumstances.

Eligibility of a particular Allied Gold Shareholder for CGT scrip for scrip rollover relief should not be impacted by whether one or more Allied Gold Shareholders do not elect for CGT scrip for scrip rollover relief to apply.

Where CGT rollover relief is applied, the capital gain or loss realised on the transfer of the Allied Gold shares to Allied UK is disregarded for Australian tax purposes and is effectively deferred until the Allied UK shares received in exchange are ultimately sold or otherwise dealt with for CGT purposes. The CGT cost base of the Allied UK shares received will be equal to the CGT cost base in the Allied Gold shares that were exchanged (on a proportional basis).

In addition, the Allied UK shares received in exchange for the Allied Gold shares will be taken to have been acquired on the same date that the original Allied Gold shares were acquired or taken to be acquired. For individuals, trustees and complying superannuation funds, this acquisition date will be relevant for the purposes of determining whether any entitlement to the CGT discount is available in respect of future dealings with the Allied UK shares acquired.

1.1.2 Shareholders who do not seek to apply CGT rollover relief

In relation to any capital gain or loss arising, Allied Gold Shareholders who do not elect to obtain CGT rollover relief will realise that gain or loss for Australian tax purposes during the income year in which the Proposal becomes effective. For CGT purposes, the amount of the sale proceeds deemed to be received by Allied Gold Shareholders will be the market value of the Allied UK shares acquired on the date when the Proposal becomes effective. The same amount will also become the Shareholder's CGT cost base for shares in Allied UK so acquired.

1.2 Ongoing ownership of Allied UK shares

On the basis that you have advised us that Allied UK will be an Australian resident for tax purposes (residency is discussed below at Section 5.1), the taxation consequences of owning Allied UK shares with respect to receiving dividends and share disposals will be similar to the current ownership of Allied Gold shares. The general taxation consequences for Shareholders in relation to holding and disposing of Allied UK shares are outlined below.

1.2.1 Franked dividends

Generally, dividends received by individuals, trustees, superannuation funds or companies will be required to be included in the assessable income of the Shareholder in the income year in which the dividend is paid. Where the dividend paid is fully or partly franked, the franking credits attaching to the dividend will also be required to be included in the Shareholder's assessable income and may be offset against the Shareholder's income tax liability.

Where the income tax payable of an individual or a Shareholder that is a complying superannuation fund (before the application of any tax offsets which may be available) is less than the franking credit offset available to that Shareholder in respect of any franked dividend received, the excess franking credits may be refunded to the individual or complying superannuation fund Shareholder.

Any excess franking credits are unable to be refunded to a Shareholder that is a company. However, excess franking credits are able to be converted by a corporate Shareholder to a tax loss that may be utilised in future years (subject to the loss carry forward tests for companies being satisfied). In addition, a corporate Shareholder is entitled to a credit in its franking account for franking credits received which are then available for distribution as a franked dividend to its shareholders.

It should be noted that subject to certain exemptions, a Shareholder will be required to have held their shares for at least 45 days materially "at risk" in order to be eligible for the franking credit benefits outlined above.

1.2.2 Unfranked dividends

In the circumstances where Allied UK Shareholders receive an unfranked dividend from Allied UK, the amount will be required to be included in the Shareholder's assessable income in the income year in which the dividend is paid. As no franking credits will be attached to such dividends, no additional amount is required to be included in the Shareholder's assessable income and no franking offset will be available.

1.2.3 Disposal of Allied UK shares

Any future disposal of Allied UK shares will constitute a CGT event resulting in a capital gain or loss arising for income tax purposes, subject to the differences (described below) in the case of Allied Gold Shareholders who choose CGT scrip for scrip rollover relief in relation to the exchange of their Allied Gold shares for Allied UK shares and those that do not.

For Allied UK Shareholders who are individuals, trustees or complying superannuation funds, any net capital gain arising from the disposal of Allied UK shares may be reduced by 50% (for individuals), 50% (for trustees) and 33% (for complying superannuation funds) where they have held their Allied UK shares for at least 12 months and one day before the date on which they dispose of the shares.

All capital gains and capital losses realised in an income year (including but not limited to capital gains and capital losses attributable to the disposal of the Allied UK shares) will be aggregated to determine whether the Allied UK Shareholder has realised a net capital gain or loss. Any net capital gain, following the application of appropriate discounts, will then be required to be included in the Shareholder's assessable income and will be subject to income tax at the Shareholder's applicable marginal rate.

Capital losses may be applied to offset current year capital gains but may not be deducted against revenue gains for income tax purposes. To the extent that capital losses are not utilised in reducing current year gains, they may be carried forward to offset future capital gains (subject to meeting any relevant capital loss carry forward tests).

1.2.3.1 Where rollover relief was elected by a shareholder

For Shareholders who elect to apply CGT scrip for scrip rollover relief, the CGT cost base of their Allied UK shares received as consideration will be equal to the CGT cost base of the Allied Gold shares that they exchanged (on a proportional basis). Allied Gold Shareholders who are individuals, trustees and complying superannuation funds may determine their compliance with the 12 months and one day minimum ownership requirement for discount capital gain treatment (refer above), by reference to the period of time from their original acquisition of Allied Gold shares until their disposal of Allied UK shares that they received in exchange for their Allied Gold shares.

1.2.3.2 Where rollover relief was not elected by a shareholder

If CGT rollover is not elected by a Shareholder in respect of the disposal of Allied Gold shares, the CGT cost base of the Allied UK shares that are received in exchange for the Allied Gold shares will be equivalent to the market value of the Allied UK shares at the effective date of the Proposal. In this case, Allied Gold Shareholders who are individuals, trustees or complying superannuation funds must determine their compliance with the 12 months and one day minimum ownership requirement for discount capital gain treatment on the disposal of Allied UK shares, by reference to the date of acquisition of the Allied UK shares (i.e. not from the date of acquisition of their Allied Gold shares).

2 UK TAX RESIDENT ORDINARY SHAREHOLDERS

The following summary is intended as a general guide only and relates only to certain limited aspects of the UK tax consequences of the Proposal for Allied Gold Shareholders and of holding and disposing of Allied UK shares. It is based on current UK legislation and what is understood to be the current practice of HM Revenue & Customs as at the date of this document, both of which may change, possibly with retroactive effect.

Except insofar as express reference is made otherwise, the summary applies only to Shareholders who are resident and, if individuals, ordinarily resident and domiciled in the UK for taxation purposes, who hold their Allied Gold shares and Allied UK shares as an investment (other than under an individual savings account), who are the absolute beneficial owners of their Allied Gold shares and their Allied UK shares and any dividends paid on them, who have not (and are not deemed to have) acquired their Allied Gold shares and their Allied UK shares by virtue of an office or employment (whether current, historic or prospective) and are not officers or employees of any member of the Allied Gold Group. In addition, these comments may not apply to certain classes of Shareholders such as dealers in securities, collective investment schemes and insurance companies.

The description of the UK taxation consequences is prepared on the basis that Allied UK is, and remains, solely resident for tax purposes in Australia and not the UK (residence is discussed below at Section 5.1).

2.1 Disposal of shares

2.1.1 UK tax consequences of the proposal

A UK resident (or, in the case of an individual, ordinarily resident) Shareholder who does not hold (either alone or together with connected persons) more than 5% of, or of any class of, shares in Allied Gold should not be treated as having made a disposal or part disposal of his Allied Gold shares for the purposes of UK taxation of chargeable gains on the implementation of the Proposal. Instead any chargeable gain or allowable loss which would otherwise have arisen on a disposal of such Shareholder's Allied Gold shares should be "rolled over" into their Allied UK shares. The Allied UK shares issued to such a holder should be treated as the same asset and as having been acquired at the same time and for the same consideration as the Allied Gold shares from which they derived.

A UK resident (or, in the case of an individual, ordinarily resident) Shareholder who holds (alone, or together with connected persons) more than 5% of, or of any class of, shares in Allied Gold should not be treated as having made a disposal or part disposal of their Allied Gold shares for the purposes of UK taxation of chargeable gains on the implementation of the Proposal, and should be able to "roll over" any chargeable gain or allowable loss into his Allied UK shares as described above provided that the Proposal (i) is effected for bona fide commercial reasons; and (ii) does not form part of a scheme or arrangements of which the main purpose, or one of the main purposes, is avoidance of a liability to UK capital gains tax or UK corporation tax. If these conditions are not met, then such an Allied Gold Shareholder who is resident (or, in the case of an individual, ordinarily resident) in the UK will be treated, on receiving Allied UK shares in consideration for the transfer of his Allied Gold shares, as having made a disposal of his Allied Gold shares which may, depending on individual circumstances, give rise to a chargeable gain or allowable loss for the purposes of UK taxation of chargeable gains.

HM Revenue & Customs has given clearance under section 138 Taxation of Chargeable Gains Act 1992 that these conditions should be met in respect of the Proposal. HM Revenue & Customs has also given clearance that certain other income tax and corporate tax anti-avoidance provisions in respect of transactions in securities should not be invoked.

2.1.2 UK stamp duty and stamp duty reserve tax (SDRT) consequences of the Proposal

We are advised that Allied Gold does not maintain a share register in the UK. On that basis, no stamp duty or SDRT charges should be payable on the transfer of Allied Gold shares to Allied UK provided that any instrument of transfer is executed and retained outside the UK at all times.

No SDRT should be payable by Shareholders as a result of the issue of Allied UK shares. This is on the assumption that Allied UK will undertake to pay any charges as detailed in Sections 2.2.3.2 to 2.2.3.5below.

2.1.3 Australian tax consequences of the proposal

Shareholders who are resident in the UK for income tax purposes and who do not carry on a business in Australia at or through a permanent establishment will generally not be subject to Australian CGT on disposal of their Allied Gold shares if they and their associates together have not held 10% or more (by value) of the issued shares in Allied Gold at the disposal date for the shares in Allied Gold or for any continuous twelve month period within two years preceding this disposal date.

In any case, a disposal of Allied Gold shares by a tax resident of the UK should only be subject to CGT where the shares represent an indirect Australian real property interest or an asset used in carrying on a business through an Australian permanent establishment. An indirect Australian real property interest arises where a non-resident of Australia has an ownership interest in Allied Gold and the total market value of the Taxable Australian Real Property assets (i.e. land and buildings affixed to land in Australia) held by Allied Gold comprises more than 50% of the market value of all assets held by Allied Gold. On the basis that the majority of the market value of assets held by Allied Gold is in connection with their mining operations in PNG and the Solomon Islands, Allied Gold shares should not represent an indirect Australian real property interest.

If a capital gain or loss is made on the disposal of the Allied Gold shares by a Shareholder that is a tax resident of the UK (because the Allied Gold shares represented an indirect Australian real property interest in which the Shareholder holds an associate-inclusive 10% or more interest), scrip for scrip rollover relief will only be available to the Shareholder (as outlined in the Section 1.1.1 above) if the replacement shares in Allied UK are regarded as Taxable Australian Property just after the Allied UK shares are issued. As noted above, this should not be relevant based on the current assets held by Allied Gold. The level of Taxable Australian Property that is held by the Allied Gold Group should be monitored in the future to determine whether a capital gain or loss may be made by Shareholders on any future disposal of shares in Allied UK.

Shareholders that are tax residents of the UK should consult their own tax adviser for further advice.

2.2 Ownership of Allied UK shares

2.2.1 UK taxation consequences of disposing of Allied UK shares in the future

A disposal or deemed disposal of Allied UK shares by an Allied UK Shareholder who is (at any time in the relevant UK tax year) resident or, in the case of an individual, ordinarily resident and domiciled in the UK for tax purposes may, depending upon the Shareholder's circumstances and subject to any available exemption or relief (such as the annual exempt amount for individuals and indexation for corporate shareholders), give rise to a chargeable gain or an allowable loss for the purposes of UK taxation of capital gains.

Allied UK Shareholders who are not resident or ordinarily resident in the UK will not generally be subject to UK capital gains tax on the disposal or deemed disposal of Allied UK shares unless they are carrying on a trade, profession or vocation in the UK through a branch or agency (or, in the case of a corporate Allied UK Shareholder, a permanent establishment) in connection with which the Allied UK shares are used, held or acquired.

An individual Allied UK Shareholder who has ceased to be resident or ordinarily resident for tax purposes in the UK for a period of less than five tax years and who disposes of all or part of his Allied UK shares during that period may be liable to capital gains tax on his return to the UK, subject to any available exemptions or reliefs.

For completeness, we note that the UK's close company provisions can, in certain circumstances, apply to attribute gains on disposals by certain non-UK resident companies to direct or indirect shareholders

resident (or ordinarily resident or domiciled) in the UK. The application of these provisions is subject to, amongst other things, the application of relevant Double Tax Agreements and the nature of assets disposed by the non-UK resident company. Additionally, the application of these rules depends upon diversity of ownership of (in these circumstances) Allied UK, which is not within the control of management. We note that the Proposal should not in itself adversely impact the application of these provisions to Allied Gold or Allied UK Shareholders.

2.2.2 UK taxation of dividends paid on the Allied UK shares

Allied UK is not required to withhold UK tax when paying a dividend.

Liability to tax on dividends will depend upon the individual circumstances of each Allied UK Shareholder. As noted above, the summary applies only to Shareholders who are resident and, if individuals, ordinarily resident and domiciled in the UK for taxation purposes, who hold their Allied Gold shares and Allied UK shares as an investment (other than under an individual savings account).

Allied UK Shareholders who are not resident in the UK for UK tax purposes will not be liable to income or corporation tax in the UK on dividends paid on the Allied UK shares unless such a Shareholder carries on a trade (or profession or vocation) in the UK and the dividends are either a receipt of that trade or, in the case of corporation tax, the Allied UK shares are held by or for a UK permanent establishment through which the trade is carried on.

As noted in Section 2.2.4 below, Allied UK Shareholders who are not resident for tax purposes in Australia are exempt from Australian income tax and withholding tax in respect of dividends paid on the Allied UK shares to the extent that those dividends are franked. To the extent that those dividends are not franked, Allied UK Shareholders who are not resident for tax purposes in Australia are subject to Australian dividend withholding tax at a rate of 30% of the gross amount of the dividend, unless the non-resident shareholder is entitled to the benefit of a reduced rate of dividend withholding tax under an applicable double tax treaty in which case the applicable withholding tax rate is that reduced rate. The dividend withholding tax rate under the current UK/Australia Double Tax Agreement ranges from 0%–15% depending on the size of the total interest held in Allied UK. Further, any unfranked part of a dividend paid to Allied UK Shareholders who are not resident for tax purposes in Australia is not subject to withholding tax and is not assessable to Australian income tax to the extent that Allied UK declares it to be paid out of "conduit foreign income".

The UK taxation of dividends paid on the Allied UK shares is dependent in part on the nature of the recipient, and (in relation to individuals) whether Australian withholding tax is applicable to the payment of the dividends.

2.2.2.1 Taxation of UK resident corporate Allied UK Shareholders

With regard to UK resident corporate Allied UK Shareholders, it is likely that most dividends paid to such Shareholders on the Allied UK shares would fall within one or more of the classes of dividend qualifying for exemption from corporation tax. It should however be noted that the exemptions are not comprehensive and are also subject to anti-avoidance rules. Allied UK Shareholders within the charge to corporation tax should consult their own professional advisers.

2.2.2.2 Taxation of UK resident (or ordinarily resident) and domiciled individual Allied UK Shareholders

The below comments relate to dividends which are not of a capital nature. It is understood that some doubts have been expressed by HM Revenue & Customs as to whether all payments by a company referable to distributable reserves arising on a reduction of its share capital are or should be treated as income for income tax purposes. Notwithstanding this uncertainty, we expect that on the basis of current law the treatment of UK resident (or ordinarily resident) individual Allied UK Shareholders receiving dividends paid out of reserves created on a reduction of capital should be as set out below.

2.2.2.2.1 Dividends paid without deduction of Australian withholding tax

A UK resident (or ordinarily resident) individual Allied UK Shareholder who receives a dividend from Allied UK will generally be entitled to a notional tax credit equal to one-ninth of the amount of the dividend received. This credit will be equivalent to 10% of the aggregate of the dividend received plus the tax

credit (the gross dividend). The UK resident (or ordinarily resident) individual Allied UK Shareholder will be subject to income tax on the gross dividend.

A UK resident (or ordinarily resident) individual Allied UK Shareholder who is subject to income tax at the basic rate will be liable to tax on the gross dividend at the rate of 10%. The tax credit will therefore satisfy the income tax liability of such a Shareholder in full. Where the notional tax credit exceeds the Shareholder's tax liability, they cannot claim repayment of the tax credit from HM Revenue & Customs.

A UK resident (or ordinarily resident) individual Allied UK Shareholder who is subject to income tax at the higher rate will be liable to income tax on the gross dividend at the rate of 32.5% . Dividends are treated as the 'top slice' of an individual's income. The tax credit can be offset against the tax liability giving an effective tax rate of 25% of the dividend received from Allied UK. To illustrate with an example, if the cash dividend were of £90 it would carry a notional tax credit of 10% giving a gross dividend of £100. A higher rate taxpayer would be liable to additional tax at 22.5% . (32.5% less the 10% credit) • £100, or £22.50.

If and to the extent that the gross dividend received by a UK resident (or ordinarily resident) individual Allied UK Shareholder falls above the threshold for the additional rate (currently £150,000), that individual will be subject to tax on the gross dividend at the "dividend additional rate", currently 42.5%. The tax credit can be offset against the tax liability giving an effective tax rate of 36.1% of the dividend received. So, for example, a cash dividend of £90 will carry a tax credit of £10 and the UK income tax payable on the gross dividend of £100 by UK resident (or ordinarily resident) individual Allied UK Shareholder who is subject to income tax at the dividend additional rate will be 42.5% of £100, namely £42.50, less the tax credit of £10, leaving a net tax charge of £32.50.

UK resident Allied UK Shareholders who are not liable to UK tax on dividends, including pension funds and charities, are not entitled to claim repayment of the deemed tax credit.

2.2.2.2.2 Dividends paid with deduction of Australian withholding tax

An individual who receives a dividend subject to Australian withholding tax may be able to claim relief for a proportion of the withholding tax against their UK tax liability. Under the UK/Australia Double Tax Agreement the maximum credit that can be claimed in the UK is 15% of the gross dividend.

The UK position for basic rate taxpayers is unchanged in comparison to the tax position outlined in the example in above; the credit for withholding tax must be restricted to nil as it cannot give rise to a repayment in the UK.

The position for higher rate and additional rate taxpayers is different. In both instances they may claim a restricted deemed tax credit of 15% of the Australian withholding tax, to reduce their tax liability.

To illustrate with an example, if the cash dividend declared by Allied UK were £90, there would be withholding tax of up to £27 leaving a cash amount received by the Allied UK Shareholder of £63. For UK tax purposes the cash dividend declared by Allied UK would carry a notional tax credit of 10% giving a gross dividend of £100 which would be subject to UK tax at the relevant rate (either 32.5% for higher rate tax payers or 42.5% for additional rate tax payers.) Both the notional tax credit and the restricted withholding tax (maximum of 15% of the gross dividend, i.e. £100 • 15% in this example) may be offset against the resulting tax liability in respect of the dividend.

2.2.3 UK stamp duty and stamp duty reserve tax (SDRT) on future transfers of Allied UK shares

The statements in the paragraphs below apply to any holders of Allied UK shares, irrespective of their tax residence. The statements summarise the current position and are intended as a general guide only. Special rules apply to transactions entered into by, among others, intermediaries, which are not dealt with in the following paragraphs.

2.2.3.1 Transfers of Allied UK shares

Stamp duty at the rate of 0.5% (rounded up to the next multiple of £5) of the amount or value of the consideration given will generally be payable on an instrument transferring shares.

An exemption from stamp duty is available on an instrument transferring shares where the amount or value of the consideration is £1,000 or less, and it is certificated on the instrument that the transaction effected by the instrument does not form part of a larger transaction or series of transactions for which the aggregate consideration exceeds £1,000.

A charge to SDRT will also arise on an unconditional agreement to transfer shares (at the rate of 0.5% of the amount or value of the consideration payable). However, if within six years of the date of the agreement becoming unconditional an instrument of transfer is executed pursuant to the agreement, and stamp duty is paid on that instrument, any SDRT already paid will be refunded (generally, but not necessarily, with interest) provided that a claim for repayment is made, and any outstanding liability to SDRT will be cancelled.

The liability to pay stamp duty or SDRT is generally satisfied by the purchaser or transferee.

2.2.3.2 Allied UK shares held through clearance systems or depositary receipt arrangements

Where Allied UK shares are issued or transferred (a) to, or to a nominee for, a person whose business is or includes the provision of clearance services or (b) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts, stamp duty or SDRT will generally, under HM Revenue & Custom's interpretation of the relevant UK provisions, be payable at the higher rate of 1.5% of the amount or value of the consideration payable or, in certain circumstances, the value of the Allied UK shares (rounded up to the next multiple of £5 in the case of stamp duty). This liability for stamp duty or SDRT will strictly be accountable for by the depositary or clearance system operator or their nominee, as the case may be, but will, in practice, generally be paid by the issuing company or participants in the clearance system or depositary receipt scheme. Transfers within the clearance system, and transfers of depositary receipts, are then generally made free of stamp duty or SDRT.

Clearance systems (but not depositary receipt systems) may elect to:

- Disapply the normal SDRT regime whereby 1.5% SDRT is charged on issues or transfers to the clearance system and transfers of shares within such systems are free of SDRT; and
- Instead, collect 0.5% SDRT on transfers to the clearance system and transfers within such a system.

Following a recent European Court of Justice judgment, HM Revenue & Customs have confirmed that they will no longer seek to apply the 1.5% SDRT charge on an issue of shares into a clearance system or depositary receipt arrangement within the EU, on the basis that the charge is not compatible with EU law. However, the judgment may have broader application and HM Revenue & Customs' position is currently being challenged. Accordingly, specific professional advice should be sought before paying the 1.5% stamp duty or SDRT charge in any circumstances.

2.2.3.3 Allied UK shares Listed on the LSE

No stamp duty or SDRT should arise on the issue of Allied UK shares, provided the Allied UK shares are not issued into a clearance system or depositary receipt system, as referred to above.

Transfers of Allied UK shares in uncertificated form within CREST will generally be liable to SDRT at the rate of 0.5% of the amount or value of the consideration. CREST is obliged to collect SDRT on relevant transactions settled within the system. Under the CREST system, no stamp duty or SDRT will arise on a transfer of Allied UK shares into the system unless such a transfer is made for consideration in money or money's worth, in which case a liability to SDRT (usually at a rate of 0.5%) will arise.

Transfers of Allied UK shares in certificated form will generally be liable to stamp duty at the rate of 0.5% of the amount or value of the consideration (rounded up to the next multiple of £5).

2.2.3.4 Allied UK shares Listed on ASX

As referred to in Section 2.2.3.2 above, clearance systems have an option whereby they can elect to:

- Disapply the normal SDRT regime whereby 1.5% SDRT is charged on issues or transfers to the clearance system and transfers of shares within such systems are free of SDRT; and
- Instead, collect 0.5% SDRT on transfers to the clearance system and transfers within such a system.

We understand that HM Revenue & Customs have agreed that ASX is to be treated as a clearance system and that ASX is treated as having exercised the above election. On this basis, this should therefore disapply the 1.5% SDRT charge on issues of Allied UK shares to CDN.

At the same time, it is the Company's intention to establish a branch share register in Australia for Allied UK, and ensure that Allied UK shares held by CDN are registered thereon. Transfers on such a branch register would not be expected to be subject to stamp duty or SDRT.

It is therefore expected that:

- No SDRT should be payable on an issue of Allied UK shares in uncertificated form to CDN;
- No SDRT should be payable on a transfer of CDIs, provided that Allied UK establishes a branch share register in Australia on which the shares held by CDN are registered; and
- No stamp duty should be payable on any instrument transferring an interest in a CDI provided that the instrument is executed and retained outside the UK at all times.

2.2.3.5 Allied UK shares Listed on TSX

We understand that TSX is also regarded by HM Revenue & Customs as a clearance system but we understand that the above alternative SDRT regime does not apply to it. In the circumstances:

- 1.5% SDRT will be payable on the issue of Allied UK shares to CDS under the Proposal. The liability will fall on TSX but under normal commercial practice Allied UK is expected to discharge this liability;
- 1.5% SDRT or stamp duty will be payable on any future transfers of Allied UK shares to CDS. The liability will fall on TSX but under normal commercial practice the CDS participant will be expected to discharge this liability;
- No SDRT should be payable on transfers of Allied UK shares within the CDS system; and
- No stamp duty should be payable on any instrument transferring an interest in a Allied UK share held within the CDS system provided that the instrument is executed and retained outside the UK at all times.

It is possible that, in the future, TSX might exercise the election referred to under the ASX section above. In that event, if Allied UK were to establish a branch share register in Canada, the SDRT position should be as stated in the ASX section above.

2.2.4 Ownership of Allied UK shares—Australian Tax implications

Shareholders who are non-residents of Australia are exempt from Australian income tax and withholding tax in respect of dividends paid on the replacement Allied UK shares to the extent that those dividends are franked.

To the extent that those dividends are not franked, Shareholders who are non-residents of Australia are subject to dividend withholding tax at a rate of 30% of the gross amount of the dividend, unless the non-resident shareholder is entitled to the benefit of a reduced rate of dividend withholding tax under an applicable double tax treaty in which case the applicable withholding tax rate is that reduced rate. The dividend withholding tax rate under the current Australia/UK double tax treaty ranges from 0%—15% depending on the size of the total interest held in Allied UK.

Further, any unfranked part of a dividend paid to Shareholders who are non-residents of Australia is not subject to withholding tax and is not assessable to the extent that Allied UK declares it to be paid out of "conduit foreign income".

2.3 UK tax implications of Allied UK shares being UK situs assets

2.3.1 Remittance basis

UK resident individuals are assessed to income tax and capital gains tax on an arising basis unless they are non-UK domiciled and "claim" the remittance basis (a "remittance basis user"). In the context of this paper, income which arises from a source outside the UK and chargeable gains accruing from the disposal of an asset which is situated outside the UK could benefit from "the remittance basis".

Broadly the remittance basis ensures that a "remittance basis user" is only subject to UK tax on a remittance of foreign income and gains that are remitted directly or indirectly to the UK. Typically the remittance basis will be relevant to UK resident but non-UK domiciled individuals. However, the rules governing the remittance basis are complex and therefore we would strongly recommend UK tax advice is sought if any shareholder is uncertain of their position, and in particular if an Allied UK Shareholder is within any of the following circumstances;

- An individual who is not UK domiciled,

- Trustees of a trust that have a beneficiary who is not UK domiciled; or
- Directors of a close company where directly or indirectly a participator or ultimate beneficiary is an individual who is not UK domiciled.

2.3.2 Inheritance tax

A quoted security, for inheritance tax purposes, can only be situated in one jurisdiction. However, determining its situs can be complex.

Not only must one take into account the law of the country where a corporate is incorporated but one must also consider the place where Registers exist, where shareholders record transfers of shares and Double Tax Agreements.

If the Allied UK shares are deemed to be assets situated in the UK for the purposes of UK inheritance tax then irrespective of an individual's common law domicile or "deemed domicile" status for inheritance tax purposes, a gift of them by, or the death of, an individual holder of such assets may (subject to certain exemptions and reliefs) give rise to a liability to UK inheritance tax.

However, if the Allied UK shares are deemed to be assets situated outside the UK for the purposes of UK inheritance tax then an individual's common law and/or "deemed domicile" becomes relevant for determining the inheritance tax consequences of a gift, or the death of an individual holder, of the non-UK situated assets. Subject to certain exemptions and reliefs a UK domiciled individual is within the scope of UK inheritance tax whilst a non-UK domiciled or deemed domiciled individual should not be within the scope of UK inheritance tax if they hold non-UK situated assets.

Special UK inheritance tax rules also apply to close companies and to trustees of settlements who hold Allied UK shares, which generally could bring them within the charge to inheritance tax. Allied UK Shareholders should consult an appropriate tax adviser if they own shares in Allied UK via a close company or a trust and want to understand the UK tax implications for them.

3 CANADIAN TAX RESIDENT ORDINARY SHAREHOLDERS

The following is a general summary of the principal Canadian federal income tax considerations generally applicable to an Allied Gold shareholder who is a resident of Canada (a Canadian Shareholder) under the Income Tax Act (Canada) (the Canadian Tax Act), who holds their Allied Gold shares as capital property, and who deals at arm's length with Allied Gold.

This summary is not applicable to a Canadian Shareholder

i that is a "financial institution", as defined in the Canadian Tax Act for purposes of the mark-to-market rules;

ii an interest which would be a "tax shelter investment" as defined in the Canadian Tax Act;

iii that is a "specified financial institution" as defined in the Canadian Tax Act;

iv in relation to which Allied Gold is a "foreign affiliate" as defined in the Canadian Tax Act; or

v that reports its Canadian tax results in a currency other than Canadian currency.

Such shareholders should consult their own tax advisers.

This summary is based on the current provisions of the Canadian Tax Act and the regulations there under, all specific proposals to amend the Canadian Tax Act and the regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the Canadian Tax Proposals) and the current administrative policies and assessing practices of the Canada Revenue Agency (the CRA) publicly available prior to the date hereof. In particular, this summary is based on proposals with respect to "offshore investment fund property" as set out in draft legislation released on August 27, 2010 pursuant to the announcement of the Minister of Finance (Canada) on March 4, 2010 to abandon outstanding proposals with respect to the taxation of investments in "foreign investment entities". No assurance can be given that the Canadian Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account any changes in law or in the administrative or assessing practices of the CRA, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations. The

provisions of provincial income tax legislation vary from province to province in Canada and in some cases differ from federal income tax legislation.

For the purposes of the Canadian Tax Act, all amounts relating to the acquisition, holding or disposition of Allied Gold or Allied UK shares (including dividends received or deemed to be received, adjusted cost base and proceeds of disposition) must generally be converted into Canadian dollars using the appropriate exchange rate quoted by the Bank of Canada at noon on the relevant day or such other rate or rates of exchange acceptable to the Minister of National Revenue (Canada).

3.1 Disposal of shares

3.1.1 Canadian tax consequences of the proposal

Allied Gold Shareholders who are Canadian Shareholders and transfer their Allied Gold shares to Allied UK in exchange for the issuance of Allied UK shares by Allied UK should not be subject to Canadian tax on the transfer if the Canadian Shareholder holds the Allied Gold shares on capital account.

The Canadian Shareholder will be deemed to have disposed of the Allied Gold shares for proceeds of disposition equal to the adjusted cost base to the Canadian Shareholder of those shares immediately before the exchange of Allied Gold shares for the issued Allied UK shares. The Canadian Shareholder will be deemed to have acquired the issued Allied UK shares at a cost equal to the adjusted cost base to the Canadian Shareholder of the exchanged Allied Gold shares immediately before the exchange.

If, under the Proposal, a Canadian Shareholder chooses to receive Allied UK CDIs instead of Allied UK shares, the rollover relief that applies to the exchange of Allied Gold shares for Allied UK shares may not apply. Canadian Shareholders who choose to receive Allied UK CDIs instead of Allied UK shares should consult their own tax advisers for advice with respect to the potential Canadian income tax consequences of electing to receive Allied UK CDIs instead of Allied UK shares.

3.1.2 Election to treat the disposal of shares as a taxable event

Canadian Shareholders who hold their Allied Gold shares on capital account can elect (in their return of income for the taxation year in which the Proposal occurs) to include in computing their income for that year any portion of the gain or loss, that would otherwise be determined, from the disposition of the Allied Gold shares.

The Canadian Shareholder will be deemed to have disposed of the Allied Gold shares for proceeds of disposition equal to the amount elected by the Canadian Shareholder to be the proceeds of disposition of the Allied Gold shares in the Canadian Shareholder's return of income for the year in which the Proposal occurs. To the extent that the deemed proceeds of disposition exceed (or are less than) the Canadian Shareholder's adjusted cost base of the Allied Gold shares, the Canadian Shareholder will realise a capital gain (or capital loss). Under current legislation, if the Canadian Shareholder is a corporation, trust or partnership, any capital loss will be deemed to be nil and that loss will only be deemed to be realised when the Canadian Shareholder disposes of the Allied UK shares to a person who is not affiliated (as defined in the Canadian Tax Act) with the Canadian Shareholder. Under proposed draft legislation issued on July 16, 2010, Canadian Shareholders who are corporations, trusts or partnerships should, under certain circumstances, be able to elect to realise a loss in their return of income for the year in which the Proposal occurs. There can be no assurance given that these tax proposals will be enacted.

One-half of any capital gain realised by the Canadian Shareholder is a taxable capital gain that is included in the Canadian Shareholder's taxable income in the taxation year of the disposition. One-half of any capital loss realised by the Canadian Shareholder is an allowable capital loss and can be used to offset taxable capital gains realised by the Canadian Shareholder on the disposition of other capital property in that same taxation year. Allowable capital losses in excess of taxable capital gains in a taxation year are net capital losses and can be carried back to reduce taxable capital gains in the three previous taxation years, or carried forward indefinitely to reduce future net taxable capital gains.

In determining the adjusted cost base of the issued Allied UK shares, the Canadian Shareholder will be deemed to have acquired the Allied UK shares at a cost equal to the amount elected to be the Canadian Shareholder's proceeds of disposition of the Allied Gold shares.

3.1.3 Australian tax consequences of the proposal

Shareholders who are resident in Canada for income tax purposes and who do not carry on a business in Australia at or through a permanent establishment will generally not be subject to Australian CGT on disposal of their Allied Gold shares if they and their associates together have not held 10% or more (by value) of the issued shares in Allied Gold at the disposal date for the shares in Allied Gold or for any continuous twelve month period within two years preceding this disposal date.

In any case, a disposal of Allied Gold shares by a tax resident of Canada should only be subject to CGT where the shares represent an indirect Australian real property interest or an asset used in carrying on a business through an Australian permanent establishment. An indirect Australian real property interest arises where a non-resident of Australia has an ownership interest in Allied Gold and the total market value of the Taxable Australian Real Property assets (i.e. land and buildings affixed to land in Australia) held by Allied Gold comprises more than 50% of the market value of all assets held by Allied Gold. On the basis that the majority of the market value of assets held by Allied Gold is in connection with their mining operations in PNG and the Solomon Islands, Allied Gold shares should not represent an indirect Australian real property interest.

If a capital gain or loss is made on the disposal of the Allied Gold shares by a Shareholder that is a tax resident of Canada (because the Allied Gold shares represented an indirect Australian real property interest in which the Shareholder holds an associate-inclusive 10% or more interest), scrip for scrip rollover relief will only be available to the Shareholder (as outlined in the Section 1.1.1 above) if the replacement shares in Allied UK are regarded as Taxable Australian Property just after the Allied UK shares are issued. As noted above, this should not be relevant based on the current assets held by Allied Gold. The level of Taxable Australian Property that is held by the Allied Gold Group should be monitored in the future to determine whether a capital gain or loss may be made by Shareholders on any future disposal of shares in Allied UK.

Shareholders that are tax residents of Canada should consult their own tax adviser for further advice.

3.2 Ongoing ownership of Allied UK shares

On the basis that Allied UK will be an Australian resident for tax purposes, the taxation consequences of owning Allied UK shares or Allied UK CDIs with respect to receiving dividends and share disposals should be similar to the current ownership of Allied Gold shares and Allied Gold CDIs. The general taxation consequences for Canadian Shareholders in relation to holding and disposing of Allied UK shares and Allied UK CDIs are outlined below.

3.2.1 Taxation of dividends

Dividends received or deemed to be received by Canadian Shareholders from Allied UK will be taxed as ordinary income in the taxation year in which the dividend is received or deemed to be received. A non-business income foreign tax credit may be available to Canadian Shareholders to the extent that Australian withholding taxes are payable on the dividends paid by Allied UK. A deduction for foreign non-business income tax paid by a Canadian Shareholder may be available to the extent that a foreign tax credit cannot be claimed by the Canadian Shareholder.

3.2.2 Disposal of Allied UK shares or Allied UK CDIs

A disposal or deemed disposal of the Allied UK shares or Allied UK CDIs will give rise to a capital gain (or capital loss) to the extent that the Canadian Shareholder's proceeds of disposition, net of reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Allied UK shares or Allied UK CDIs immediately before the disposition (as adjusted per section 3.1.2 above). To the extent that the Canadian Shareholder's proceeds of disposition exceed (or are less than) the Canadian Shareholder's adjusted cost base of the Allied UK shares or Allied UK CDIs, the Canadian Shareholder will realise a capital gain (or capital loss).

One-half of any capital gain realised by the Canadian Shareholder is a taxable capital gain that is included in the Canadian Shareholder's taxable income in the taxation year of the disposition. One-half of any capital loss realised by the Canadian Shareholder is an allowable capital loss and can be used to offset taxable capital gains realised by the Canadian Shareholder on the disposition of other capital property in that same taxation year. Allowable capital losses in excess of taxable capital gains in a

taxation year are net capital losses and can be carried back to reduce taxable capital gains in the three previous taxation years, or carried forward indefinitely to reduce future net taxable capital gains.

Capital gains realised by a Canadian Shareholder that is an individual or trust, other than certain specified trusts, may give rise to alternative minimum tax under the Canadian Tax Act.

3.2.3 Additional refundable tax

For Canadian Shareholders who are "Canadian-controlled private corporations" as defined in the Canadian Tax Act, an additional refundable tax of 6⅔% may be payable on their "aggregate investment income" which is defined in the Canadian Tax Act to include an amount in respect of taxable capital gains and certain dividends received or deemed to be received from Allied UK.

3.2.4 Offshore investment fund property

The Canadian Tax Act contains rules which may require a Canadian Shareholder to include in income in each taxation year an amount in respect of the holding of an "offshore investment fund property". These rules could apply to a Canadian Shareholder in respect of Allied UK shares or Allied UK CDIs held by the Canadian Shareholder if:

a The Allied UK share or Allied UK CDI may reasonably be considered to derive its value, directly or indirectly, primarily from portfolio investments in:

   i shares of one or more corporations;

   ii indebtedness or annuities;

   iii interests in one or more corporations, trusts, partnerships, organisations, funds or entities;

   iv commodities;

   v real estate;

   vi Canadian or foreign resource properties;

   vii currency of a country other than Canada;

   viii rights or options to acquire or dispose of any of the foregoing; or

   ix any combination of the foregoing (collectively, "Investment Assets"),

b It may reasonably be concluded, having regard to all the circumstances, that one of the main reasons for the Canadian Shareholder acquiring, holding or having an interest in the Allied UK share or Allied UK CDI was to derive a benefit from portfolio investments in Investment Assets in such a manner that the taxes, if any, on the income, profits and gains from such assets for any particular year are significantly less than the tax that would have been applicable under the Canadian Tax Act if the income, profits and gains had been earned directly by such Canadian Shareholder.

If applicable, these rules would generally require a Canadian Shareholder to include in income for each taxation year in which such Canadian Shareholder holds a Allied UK share or Allied UK CDI an imputed amount determined by multiplying the "designated cost" as defined in the Canadian Tax Act to the Canadian Shareholder of the Allied UK share or Allied UK CDI at the end of a month in the year by 1/12 of the aggregate of the prescribed rate of interest for the period including that month plus, pursuant to certain Canadian Tax Proposals, two percent, less the amount of certain income of the Canadian Shareholder from the Allied UK share or Allied UK CDI in the year. Any amount required to be included in computing a Canadian Shareholder's income in respect of an Allied UK share or Allied UK CDI under these rules would be added to the adjusted cost base to the Canadian Shareholder of such share or CDI.

The application of these rules depends, in part, on the reasons for a Canadian Shareholder holding Allied UK shares or Allied UK CDIs. Canadian Shareholders should consult their own tax advisers regarding the application and consequences of these rules.

3.2.5 Foreign property information reporting

In general, a "specified Canadian entity", as defined in the Canadian Tax Act, for a taxation year or fiscal period whose total cost amount of "specified foreign property", as defined in the Canadian Tax Act, at any time in the taxation year or fiscal period exceeds C$100,000, is required to file an information return

for the taxation year or fiscal period disclosing prescribed information. On March 4, 2010, the Minister of Finance (Canada) announced proposals to expand existing reporting requirements with respect to specified foreign property to require more detailed information. As of the date hereof, draft legislation with respect to such amended reporting requirements has not been released. Subject to certain exceptions, a taxpayer resident in Canada in the year, other than a corporation or trust exempt from tax under the Canadian Tax Act, will be a specified Canadian entity, as will certain partnerships. The Allied UK shares and Allied UK CDIs will be specified foreign property to a Canadian Shareholder. The reporting rules in the Canadian Tax Act are complex and this summary does not purport to explain all circumstances in which reporting may be required by any Canadian Shareholder. Accordingly, Canadian Shareholders should consult their own tax advisers regarding compliance with these rules.

3.2.6 Ownership of Allied UK shares—Australian tax implications

Shareholders who are non-residents of Australia are exempt from Australian income tax and withholding tax in respect of dividends paid on the replacement Allied UK shares to the extent that those dividends are franked.

To the extent that those dividends are not franked, Shareholders who are non-residents of Australia are subject to dividend withholding tax at a rate of 30% of the gross amount of the dividend, unless the non-resident shareholder is entitled to the benefit of a reduced rate of dividend withholding tax under an applicable double tax treaty in which case the applicable withholding tax rate is that reduced rate. The dividend withholding tax rate under the current Australia/Canada double tax treaty ranges from 5%—15% depending on the size of the total interest held in Allied UK.

Further, any unfranked part of a dividend paid to Shareholders who are non-residents of Australia is not subject to withholding tax and is not assessable to the extent that Allied UK declares it to be paid out of "conduit foreign income".

4 TAX IMPLICATIONS FOR OPTION HOLDERS ON EXCHANGE OF OPTIONS IN ALLIED GOLD FOR OPTIONS IN ALLIED UK

4.1 Australian tax implications

The comments provided below apply only to Australian resident ESS Option holders and non-resident Option holders who have been granted options in relation to an employment service provided in Australia.

In view of the recent introduction of the rules that currently govern ESS interests and limited formal guidance from the ATO, we recommend Option holders seek, and only rely upon, their own professional tax advice in this regard.

4.1.1 Options granted for which a taxing point has previously arisen

Where a taxing point has previously arisen in respect of any ESS options held, these options will have their tax treatment governed by the applicable CGT provisions. Similar to the comments outlined above at Section 1.1, the cancellation of options in Allied Gold and subsequent issue of options in Allied UK will constitute a CGT event for Australian tax purposes, resulting in a capital gain or loss arising. Prima facie, a capital gain will arise for an Option holder where the value of the Allied UK options acquired pursuant to the Proposal exceeds the CGT cost base of the Allied Gold options disposed. A capital loss will arise where the value of the Allied UK options acquired is less than the reduced cost base of the Allied Gold options disposed.

Similar to the comments outline above at Section 1.1.1, Allied Gold Option holders who would make a capital gain from the cancellation of their Allied Gold options and issue of Allied UK options may choose to obtain CGT rollover relief under the CGT scrip for scrip rollover rules.

The choice to obtain the scrip for scrip rollover must be made by Option holders by the day they lodge their income tax returns for the income year in which the CGT event happens. A suitable rollover election will be forwarded to each Option holder once the Proposal has completed. These elections will form part of each Option holders tax records however they are not required to be filed with the ATO with the Option holder's income tax return. It is noted that Option holders can choose whether to elect for rollover or not based on their individual circumstances.

Eligibility of a particular Allied Gold Option holder for CGT scrip for scrip rollover relief should not be impacted by whether one or more Allied Gold Option holders do not elect for CGT scrip for scrip rollover relief to apply.

Where CGT rollover relief is applied, the capital gain realised on the cancellation of the Allied Gold options and subsequent issue of Allied UK options is disregarded for Australian tax purposes and is effectively deferred until the Allied UK options received in exchange are ultimately exercised, sold or otherwise dealt with for CGT purposes. The CGT cost base of the Allied UK options received will be equal to the CGT cost base in the Allied Gold options that were exchanged (on a proportional basis).

In addition, the Allied UK options received in exchange for the Allied Gold options will be taken to have been acquired on the same date that the original Allied Gold options were acquired or taken to be acquired. For individual Option holders this acquisition date will be relevant for the purposes of determining whether any entitlement to the CGT discount is available in respect of future dealings with the Allied UK options acquired.

4.1.2 ESS options granted prior to 1 July 2009 for which no taxing point has arisen

Under the Proposal, Allied Gold Option holders will have their options in Allied Gold cancelled and will be issued options in Allied UK. Prima facie, a taxing point (a "cessation time") will occur in relation to the options held as a result of this restructure.

Provided the Option holder will continue their employment (or employment-like relationship) with Allied Gold or Allied UK following the Proposal, ESS rollover relief should apply to Allied Gold Option holders such that the taxation implications arising to Option holders as a result of the restructure are effectively ignored. Where this rollover relief applies, the matching options issued by Allied UK are treated as if they are a continuation of the original options held in Allied Gold. As such, no ESS taxing point should arise from the proposed transaction. In addition, no CGT event will arise as a consequence of the disposal of the options in Allied Gold.

4.1.3 ESS options granted from 1 July 2009 for which no taxing point has arisen

Similar to the comments outlined above in Section 4.1.2, under the Proposal, Allied Gold Option holders will have their options in Allied Gold cancelled and will be issued options in Allied UK. Prima facie, a taxing point (a "real risk of forfeiture" will no longer exist) will occur in relation to the options held as a result of this restructure.

Provided the Option holder will continue their employment (or employment-like relationship) with Allied Gold or Allied UK following the Proposal, ESS rollover relief should apply to Allied Gold Option holders such that the taxation implications arising to Option holders as a result of the restructure are effectively ignored. Where this rollover relief applies, the matching options issued by Allied UK are treated as if they are a continuation of the original options held in Allied Gold. As such, no ESS taxing point should arise from the proposed transaction. In addition, no CGT event will arise as a consequence of the disposal of the options in Allied Gold.

4.2 UK implications

The comments noted below apply only to UK resident (or ordinarily resident) Allied Gold Option holders. The comments below are additionally prepared on the basis that, with regard to such Option holders, for UK tax purposes the Allied Gold options fall within the employment related securities legislation and not the capital gains tax legislation.

UK taxation of options is a complex area and dependent on the precise circumstances of any individual Option holder. Accordingly, Option holders should seek their own advice. Set out below are some general comments.

Under the Proposal, it is understood that:

- Each Allied Gold Option holder is entitled to receive, as consideration for the cancellation of their Allied Gold options, a grant of Allied UK options;
- Allied Gold Option holders will receive one Allied UK Option (over one Allied UK Share) in consideration for six Allied Gold options that are cancelled;
- Subsequent to the Proposal, the exercise price of the Allied UK options will be expressed in sterling;

- The market value of the Allied Gold shares subject to the Allied Gold options immediately before the Proposal will be the same as the market value of the Allied UK shares subject to the Allied UK option immediately after the Proposal;
- Neither the Allied Gold options nor the Allied UK options are granted under a HM Revenue & Customs approved or tax favoured scheme;
- The Allied Gold option plan rules or documentation, or the proposed option exchange documentation, permit the exchange contemplated by the Proposal, and the Proposal is undertaken in compliance with those rules, with appropriate documentation drafted to effect the exchange contemplated by the Proposal.

On the basis of the statements summarised above, and with regard to UK resident (or ordinarily resident) Allied Gold Option holders, if the Allied Gold option is released and the consideration for that release is the grant of an Allied UK option, there should be no charge to employment tax for such Option holders at the time of exchange. When the Allied UK option is exercised (or released or assigned for money or money's worth), there should be a charge to employment tax on UK resident (or ordinarily resident) Allied UK Option holders at that time.

4.3 PNG implications

The comments provided below apply only to individual ESS Option holders granted the options in relation to an employment service provided in PNG. In view of the absence of formal guidance from the Internal Revenue Commission (IRC), we recommend Option holders seek, and only rely upon, their own professional tax advice in this regard.

4.3.1 General comments on the taxation of options in PNG

PNG salary or wages tax is assessed on salary or wages, which includes any benefit provided to employees in respect of, or in relation to, their employment. Accordingly, any benefit provided to individuals in relation to employment services rendered in PNG, such as the Allied Gold or Allied UK options, is prima facie subject to salary or wages tax in PNG. The employer is primarily liable to calculate and remit the salary or wages tax payable on benefits provided to employees.

Irrespective of the residency or citizenship of an individual, PNG taxation consequences in connection with the ESS may arise for those employees that were granted options in connection with their employment in PNG.

As the PNG income tax legislation has no specific rules for the taxation of option schemes, the tax treatment is worked out under ordinary concepts. The key questions then being what benefits are provided, when was that benefit derived and the appropriate rate of tax that is applied.

While there is no public ruling to confirm the IRC's position, discussions PwC PNG has had with the IRC suggests the IRC's practice is to accept that the appropriate taxing point is when the option has vested and when the employee has the ability to exercise the option. Salary or wages tax at the relevant marginal rate is payable on the value of the benefit provided (which will be the excess of the market value of the shares at time of vesting over the exercise price of the option). Arguably, if the options may be cancelled at the discretion of the issuer or are non-transferable, then the point of vesting is not the appropriate taxing point and the exercise point may be a more appropriate taxing point.

An alternative position is that an individual does not derive the benefit from the option until they actually exercise that option. This view would be strengthened where the options may be cancelled at the discretion of the issuer and are not transferable; it then follows the only way the employee can realise the benefit from the options is through exercise. Under this alternative position an employee working in PNG will be liable to salary or wages tax at the relevant marginal rate payable on the value of the benefit provided (which will be the excess of the market value of the shares at time of exercise over the exercise price of the option).

4.3.2 Options granted for which a taxing point has arisen

These comments are only relevant where it is considered the correct approach to the taxation of options in PNG is the IRC's practice to accept that the appropriate taxing point is when the option has vested and when the employee has the ability to exercise the option. However, as noted above the IRC's practice may not be appropriate where options are not transferred and are cancellable. In this scenario it is

assumed the Option holder would receive Allied UK options of an equivalent value that have no vesting criteria (i.e., as they have the same rights as the Allied Gold options which had already vested).

Prima facie under PNG law no relief would be obtained on the cancellation of the Allied Gold options (i.e. the holder would not be entitled to a deduction or refund of tax previously paid), and prima facie the issue of vested options to employees would represent a taxable benefit in the hands of the employee. In practice, we consider it arguable that where the value or nature of the benefit provided does not change, albeit the benefit is an Allied UK option rather than an Allied Gold option, a further taxing point would not arise in PNG. In effect, we consider the better view to be that where salary or wages tax was paid in respect of the vesting of Allied Gold options then no further tax should be payable in connection with the new Allied UK options.

4.3.3 Options granted for which no taxing point has arisen

In our view the cancellation of Allied Gold options for which no taxing point has arisen would not give rise to any taxation consequences in PNG. This is because it is arguable that no benefit was provided to the employee through the provision or cancellation of those options. The granting of new Allied UK options does not in itself represent a benefit in the hands of the employee, rather that benefit will only be derived through the vesting of those options or on exercise of those options (with the latter being the better view if the Allied UK options are not transferable but are cancellable). Assuming the Allied UK options have the same value and rights as the Allied Gold options then the Option holder will be in the same position from a PNG taxation perspective in holding Allied UK options when compared to them continuing to hold Allied Gold options.

5 TAX IMPLICATIONS FOR THE ALLIED GOLD LIMITED GROUP

5.1 Tax residence of Allied UK

A company which is resident in the UK is normally subject to UK corporation tax on the whole of its chargeable profits on a worldwide basis. A company which is not resident in the UK is liable to UK corporation tax only if it carries on a trade in the UK through a permanent establishment (in which circumstances the profits attributable to the permanent establishment will be subject to UK corporation tax).

A UK incorporated company is prima facie resident for tax purposes in the UK. However, where a company is (by virtue of incorporation) regarded as resident for tax purposes in the UK, and is also regarded for the purposes of double taxation relief arrangements as resident in a territory outside the UK, the company is treated as non-UK resident for UK corporation tax purposes. For these purposes, "double taxation arrangements" effectively means residence tie-breaker clauses in relevant Double Taxation Agreements (DTAs).

In relation to Allied UK, prior to and subsequent to implementation of the Proposal we understand it is management's intention to ensure that central management and control, and effective management, of Allied UK will be conducted in Australia. The residence tie-breaker clause in the UK/Australia DTA provides that where a company is resident of both Contracting States, the company shall be deemed to be a resident only of the State in which its place of effective management is situated. Accordingly, it is management's intention that Allied UK should be treated as resident in Australia under domestic Australian tax provisions, and should also be treated as resident in Australia under the residence tie-breaker clause within the UK/Australia DTA such that Allied UK should be treated as not resident for tax purposes in the UK. Furthermore, we understand it is management's intention to ensure that Allied UK will undertake very limited activities in the UK, such that Allied UK should not have a permanent establishment in the UK.

For completeness, we note that currently Allied UK should be treated as resident for tax purposes in the UK (on the basis that it is incorporated in the UK and undertakes no activities outside the UK). As part of the statutory notification process in relation to migration of the tax residence of Allied UK from the UK to Australia, management has provided information to HM Revenue & Customs regarding the proposed location and structure of management. On the basis of that information, HM Revenue & Customs has confirmed that, assuming Allied UK is treated as Australian tax resident, then based on the proposed location and structure of management as described by management, and on the assumption that the structure of management as described is put into effect, it appears the residence tie-breaker provision in

the UK-Australia Double Taxation Agreement will operate in favour of Australia and Allied UK's place of effective management should not be in the UK.

Therefore, assuming the affairs of Allied UK are conducted as the Directors intend and in the light of the confirmation from HM Revenue & Customs, it is likely that Allied UK should be treated as not resident for tax purposes in the UK and solely resident for tax purposes in Australia.

We note that place of effective management and central management and control is a question of fact, dependent on particular circumstances and assessed on an ongoing basis irrespective of obtaining HM Revenue & Customs confirmation. Furthermore, the existence of a permanent establishment in the UK is also a question of fact, dependent on activities undertaken in the UK and also assessed on an ongoing basis. **We have neither reviewed nor confirmed that the practical application of the intended arrangements give effect to management's intentions regarding location of effective management and central management and control, or the existence of a permanent establishment in the UK**. We note that our analysis of UK tax implications for members of the Allied Group instead relies upon the assertions of management in this regard.

Additionally, we note that a future change of tax law or practice in either the UK or Australia, a future change in the management or conduct of Allied UK's affairs, or renegotiation of the UK/Australia DTA, could lead to Allied UK becoming resident for tax purposes in the UK.

We understand from management that all existing Group companies (i.e. exclusive of Allied UK) are incorporated outside the UK and managed outside the UK. We additionally understand that no activities are undertaken, or will be undertaken, by any existing Group companies in the UK. Based on management's assertions, we therefore understand that no existing Group companies should be chargeable to UK corporation tax. **We have not undertaken any work to confirm management's assertions in this regard.**

5.2 Australian income tax implications

5.2.1 General consequences

On the assumption that Allied UK will become an Australian resident for tax purposes prior to the Proposal occurring, no tax implications are expected to arise for the existing Australian-resident Allied Gold Group companies as a result of the interposition of a new head company. Furthermore, no Australian tax implications should arise as a result of Allied Gold delisting from the ASX.

5.2.2 Availability of Australian tax losses carried forward by Allied Gold Group

Allied Gold's ability to carry forward Australian tax losses should not be adversely impacted by the Proposal as the Proposal itself should not cause a change in the underlying beneficial ownership of the company. However, if a significant increase in the liquidity of the Allied UK shares occurs following its listing on the LSE, this may result in a breach of the Continuity of Ownership Test (COT). We recommend that this is monitored. Should this occur, the tax losses carried forward by the Allied Gold Group at the time of the COT breach will need to satisfy the Same Business Test (SBT) from that point onwards to be available to be utilised.

The Proposal itself should also not cause a change in Allied Gold's business, or result in Allied Gold deriving any new type of income or entering into any new types of transactions. This means that Allied Gold's SBT position should remain unchanged as a result of the Proposal. However, where in conjunction with the Proposal there is a change in management approach, business types or customers, this may result in a failure of the SBT. If this occurs, Allied Gold's carried forward Australian tax losses which are subject to the satisfaction of the SBT may be permanently lost. Should this occur, ongoing testing of Allied Gold's business is recommended to confirm that the SBT is not failed in the future.

5.2.3 Cost base of shares in Allied Gold held by Allied UK

Following the Proposal, the cost base of the shares that Allied UK holds in Allied Gold should be equal to the tax base of the assets held by Allied Gold just prior to the Proposal, less any liabilities in respect of those assets.

5.3 UK corporation tax implications

5.3.1 Application of UK CFC taxation rules

Notwithstanding the comments in section 5.1 above in relation to tax residence and chargeability to UK corporation tax of Allied UK, on the basis that Allied UK is incorporated in the UK it is technically subject to the UK CFC rules.

The CFC rules can operate to apportion to Allied UK profits of overseas subsidiaries, subjecting such apportioned profits to UK corporation tax. In broad terms, the CFC rules can operate to subject UK tax resident companies to UK tax on the profits (exclusive of capital gains) of certain non-UK tax resident companies in which they have a direct or indirect interest. The current CFC rules typically affect UK tax resident companies directly or indirectly holding (alone or with connected or associated persons) at least a 25%. interest in a non-UK tax resident company where:

a The non-UK tax resident company is ultimately controlled by UK tax resident persons (or, where relevant, controlled by UK incorporated companies even if resident for tax purposes outside of the UK);

b The non-UK tax resident company is subject to a lower level of tax in its territory of residence; and

c The conditions relevant to specific exemptions from the CFC rules are not satisfied.

There are a number of specific exemptions to the UK CFC rules. In particular, the provisions of Finance (No. 3) Bill 2011 provide for a temporary exemption of up to 3 years from the UK CFC rules in certain specified circumstances.

One of the conditions that needs to be satisfied for this temporary exemption to apply is that the non-UK tax resident company has never been under the control of persons resident in the UK. As currently drafted, this condition would not be satisfied if at any time more than 50% of the non-UK tax resident company's shareholder base consisted of persons resident in the UK. In relation to Allied Gold, we understand that it is not clear at this stage whether this may have been the case.

This restriction on the application of the exemption may not have been intended. We understand that the point has been drawn to HM Revenue & Custom's attention, and it is possible that a change may be made to final legislation which would allow Allied UK to avail itself of the exemption, subject to satisfying certain other conditions. Finance (No.3) Bill will be enacted following Royal Assent, which is anticipated in or around July 2011.

Notwithstanding the above, a clearance has been given by HM Revenue & Customs under the existing "motive test" exemption, such that Allied Gold and its existing subsidiaries would not be subject to the UK CFC regime for a period of two years from the end of the accounting period in which the Proposal is implemented, being until 30 June 2013, or until full reform of the UK CFC rules (anticipated to occur in 2012, and assuming such reform involves changes to the motive test), whichever is the earlier. This clearance will only apply to existing group companies and is subject to certain conditions including restrictions on material changes to their activities.

On the expiry of the motive test period, it will be necessary to reassess the application of the UK's CFC rules to Allied UK. As noted above, the UK's CFC rules are currently subject to extensive reform, and the specific application (and consequences arising thereon) of the CFC rules going forward to Allied UK is therefore uncertain. It is the UK Government's expressed intention that the reformed CFC rules will be more territorial in nature, seeking specifically to target taxable profits diverted from the UK.

We understand that it is management's intention to restrict future UK activities of Allied Group companies, and any diversion of taxable profits from the UK may therefore be minimal. We have not however carried out any review of the activities of Allied Gold or its subsidiaries to assess the possible application of the detailed CFC rules to these companies.

Furthermore, the effect of reform of the UK CFC rules will not be certain until the new UK CFC rules are published and enacted in their entirety. As such, the possibility cannot be excluded that, following the end of any period of exemption, the UK CFC rules may apply to Allied UK in such a way that would reduce net returns to Allied UK Shareholders.

5.4 Canadian income tax implications

5.4.1 General consequences

There should be no adverse Canadian tax implications to the Allied Gold Group companies as a result of the interposition of a new head company. Furthermore, no Canadian tax implications should arise as a result of Allied Gold delisting from the ASX.

5.4.2 Availability of Canadian tax losses carried forward

As there has been no acquisition of control as a result of the Proposal, the ability to carry forward Canadian tax losses by Canadian subsidiaries in the Allied Gold group should not be adversely impacted by the Proposal.

5.5 PNG income tax implications

The transfer of Allied Gold shares to Allied UK should not have any PNG income tax consequences for Allied Gold or its PNG subsidiaries.

5.6 Solomon Islands income tax implications

The transfer of shares in the Allied Gold to Allied UK should not have any Solomon Islands Tax implications.

There is no capital gains tax on the sale of shares in the Solomon Islands.

The Solomon Islands Income Tax Act has restriction on the ability to claim carried forward tax losses where there is a change of shareholders greater than 51% during the year. As there is no change in the shareholders of the Solomon Islands companies, there should not be any loss of carried forward tax losses.

5.7 Stamp Duty implications

5.7.1 Australian stamp duty implications

The transfer of Allied Gold shares by the Shareholders under the Proposal should not attract stamp duty cost in any Australian state. Furthermore, an issue of replacement shares in Allied UK will not generally be imposed with Australian stamp duty.

5.7.2 UK stamp duty implications

Please refer to section 2.2.3 above for a detailed consideration of the stamp duty implications arising in the UK.

5.7.3 Canadian stamp duty implications

Stamp duties are not applicable for Canadian tax purposes.

5.7.4 PNG stamp duty implications

The transfer of Allied Gold shares will not give rise to a stamp duty liability in PNG as this is not the transfer of shares in an entity incorporated in PNG.

Division 10A of the PNG Stamp Duties Act contains provisions that impose stamp duty on the transfer of shares in a "private corporation" which holds an interest in land (a concept which includes a mining lease or exploration licence), or which has a subsidiary that holds an interest in land. The duty may apply even though the transfer of shares is not itself a transfer subject to PNG stamp duty.

On the understanding that Allied Gold's shares will be quoted on a relevant stock exchange at the time they are acquired by Allied UK, Allied Gold will not be a private corporation and the landholding private corporation rules will have no application to the acquisition of the Allied Gold shares by Allied UK. There is no requirement that Allied UK have its shares quoted on a relevant exchange at the time of acquiring the Allied Gold shares.

5.8 Australian GST implications

Shareholders will not be required to pay Goods and Services Tax (GST) on the sale of existing Allied Gold shares and on the acquisition of Allied UK shares.

We note that, although no GST is payable on the transfer or disposal of shares, Shareholders who are registered or required to be registered for GST purposes in Australia will need to determine the extent, if any, to which amounts paid in respect of GST are paid by them on acquisitions relating to those events and should be denied

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NORTON ROSE

Dated 28 April 2011

Scheme of Arrangement (Options)
Under section 411 of the Corporations Act

Parties

Allied Gold Limited
ACN 104855067

Each holder of an option in Allied Gold Limited ACN 104855067 as listed in the Register on the Scheme Record Date

Andrew Rankin
Norton Rose Australia
175 Eagle Street, Brisbane QLD 4000
Tel: +61 (0)7 3414 2850
www.nortonrose.com
Our ref: 2759632

Contents

Scheme of Arrangement (Options)

Under section 411 of the Corporations Act

Parties **Allied Gold Limited** ACN 104 855 067
of Prospera Partners Pty Ltd, Unit B9, 431 Roberts Road, Subiaco, WA 6008
(**Allied Gold**)

Each holder of an option in Allied Gold on the Scheme Record Date
(**Scheme Optionholders**)

Introduction

A Allied Gold is a public company incorporated in Western Australia, the shares in which are listed on ASX, TSX and AIM.

B Allied Gold Mining PLC is a company incorporated in England and Wales.

C Allied Gold has determined to propose to the Allied Gold Shareholders and the Allied Gold Optionholders a restructure of Allied Gold by way of schemes of arrangement under Part 5.1 of the Corporation Act, whereby Allied Gold would become a wholly owned subsidiary of Allied Gold Mining PLC, upon and subject to the terms and conditions of the Schemes.

D Allied Gold and Allied Gold Mining PLC have agreed to enter into the Implementation Agreement to implement the terms of this Option Scheme.

E Allied Gold Mining PLC has agreed to enter into the Optionholder Deed Poll, under which Allied Gold Mining PLC covenants in favour of the Scheme Optionholders to perform its obligations under this Option Scheme.

It is agreed

1 DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this document unless the context otherwise requires, the following words and expressions have meanings as follows:

(1) **AIFRS** means Australian International Financial Reporting Standards;

(2) **AIM** means AIM, a market operated by the London Stock Exchange;

(3) **Allied Gold Mining PLC** means Allied Gold Mining PLC a company incorporated in England and Wales having registered number 7553802;

(4) **Allied Gold Mining PLC Option** means a right granted to a participant to subscribe for or acquire an Allied Gold Mining PLC Share, subject to the terms and conditions on which the right is granted;

(5) **Allied Gold Mining PLC Share** means a fully paid ordinary share in the capital of Allied Gold Mining PLC;

(6) **Allied Gold Mining PLC Shareholder** means a holder of an Allied Gold Mining PLC Share;

(7) **Allied Gold Option** means a right granted to a participant to subscribe for or acquire an Allied Gold Share, subject to the terms and conditions on which the right is granted;

(8) **Allied Gold Optionholders** means each person who is registered in the Register from time to time as the holder of an Allied Gold Option;

(9) **Allied Gold Share** means a fully paid ordinary share in the capital of Allied Gold;

(10) **Allied Gold Shareholder** means a person who is registered in the Register from time to time as the holder of an Allied Gold Share;

(11) **Applicable Laws** means any one or more of all, as the context requires, of:

(a) the Corporations Act (including the Corporations Regulations);

(b) the Listing Rules; and

(c) any practice note, policy statement, class order, declaration, guideline, policy or procedure pursuant to the provisions of which ASIC is authorised or entitled to regulate, implement or enforce, either directly or indirectly, the provisions of any of the foregoing statutes, regulations, rules, deeds or agreements or any conduct or proposed conduct or any person pursuant to any of those statutes, regulations, rules, deeds or agreements, including RG 60 and RG 142;

(12) **ASIC** means the Australian Securities and Investments Commission;

(13) **ASX** means ASX Limited ABN 98 008 624 691 or the market operated by it, as the context requires;

(14) **Business Day** means a business day that is not a Saturday, Sunday or any other day which is a public holiday in the place where an act is to be performed or a payment is to be made;

(15) **Close of Register** means 7.00pm Sydney time on the Effective Date;

(16) **Corporations Act** means the Corporations Act 2001 (Cth);

(17) **Corporations Regulations** means the Corporations Regulations 2001 (Cth);

(18) **Court** means a court of competent jurisdiction under the Corporations Act (and includes any court of appeal from them);

(19) **Effective** means the coming into effect, under section 411(10) of the Corporations Act, of the Scheme Order, but in any event at no time before an office copy of the Scheme Order is lodged with ASIC;

(20) **Effective Date** means the date on which the Option Scheme becomes Effective;

(21) **End Date** means 29 June 2011 or such other date as Allied Gold and Allied Gold Mining PLC agree in writing;

(22) **Explanatory Statement** means the explanatory memorandum in respect of the Option Scheme to be approved by the Court and dispatched to Allied Gold Optionholders containing this document, the Optionholder Deed Poll, an explanatory statement, the Independent Expert's Report, notice of the Option Scheme Meeting and a copy of the Scheme Booklet, complying with the requirements of Applicable Laws.

(23) **EY** means Ernst & Young Transaction Advisory Services Limited;

(24) **Implementation** means the various steps required to implement the Option Scheme on the Implementation Date;

(25) **Implementation Agreement** means the agreement titled "Implementation Agreement" to be entered into between Allied Gold and Allied Gold Mining PLC regarding the implementation of the Schemes;

(26) **Implementation Date** means two Business Days (or as otherwise agreed between Allied Gold and Allied Gold Mining PLC in writing) following the Scheme Record Date;

(27) **Independent Expert** means EY, the independent expert appointed by the directors of Allied Gold to prepare a report for the Scheme Booklet and Explanatory Statement in accordance with Applicable Laws;

(28) **Independent Expert's Report** means the report from the Independent Expert stating whether or not, in the Independent Expert's opinion, the Option Scheme is in the best interests of Allied Gold Optionholders and the Share Scheme is in the best interest of Allied Gold Shareholders and setting out the reasons for that opinion;

(29) **Listing Rules** means the official listing rules of ASX as from time to time amended or waived in their application to a party;

(30) **London Stock Exchange** means the London Stock Exchange plc;

(31) **Optionholder Deed Poll** means the deed poll to be executed by Allied Gold Mining PLC in favour of each Scheme Optionholder under which Allied Gold Mining PLC covenants in favour of each Scheme Optionholder to perform its obligations under the Implementation Agreement and the Option Scheme;

(32) **Option Scheme** means the scheme of arrangement under Part 5.1 of the Corporations Act between Allied Gold and the Scheme Optionholders, set out in this document, under which all Allied Gold Options will be cancelled, subject to any alteration or condition made or required by the Court pursuant to section 411(6) of the Corporations Act, with the agreement of Allied Gold and Allied Gold Mining PLC (acting reasonably);

(32) **Option Scheme Consideration** means the Allied Gold Mining PLC Options to be issued to the Scheme Optionholders as consideration for the implementation of the Option Scheme, which will consist of the issue of one Allied Gold Mining PLC Option, in respect of every six Allied Gold Options registered in the name of the Scheme Optionholder in the Register as at the Scheme Record Date and to be calculated and issued separately for unvested and vested options;

(34) **Option Scheme Meeting** means the meeting of Allied Gold Optionholders convened by the Court under section 411(1) of the Corporations Act (or at any adjournment or postponement of that at which the Option Scheme is being voted on) at which Allied Gold Optionholders approve the Option Scheme;

(35) **Register** means the register of Allied Gold Shareholders and Allied Gold Optionholders maintained in accordance with the Corporations Act and **Registry** has a corresponding meaning;

(36) **RG 142** means ASIC Regulatory Guide 142;

(37) **RG 60** means ASIC Regulatory Guide 60;

(38) **Schemes** means the Share Scheme and the Option Scheme;

(39) **Scheme Booklet** means the explanatory memorandum in respect of the Share Scheme to be approved by the Court and dispatched to Allied Gold Shareholders containing the Shareholder Deed Poll, an explanatory statement, the Independent Expert's Report and the Notice of the Scheme Meeting, complying with the requirements of Applicable Laws;

(40) **Scheme Optionholder** means each Allied Gold Optionholder registered in the Register as at the Scheme Record Date;

(41) **Scheme Order** means the order of the Court approving the Option Scheme (and if applicable, with or without modification or subject to conditions imposed under section 411(6) of the Corporations Act) pursuant to section 411(4)(b) of the Corporations Act;

(42) **Scheme Record Date** means the date for determining participation in the Option Scheme being 7.00 p.m. Sydney time on the date four Business Days following the Effective Date or such other date (after the Effective Date) as Allied Gold and Allied Gold Mining PLC agree in writing;

(43) **Scheme Shareholder** means each Allied Gold Shareholder registered in the Register as at the Scheme Record Date (taking into account registration of all registrable transfers and transmission applications received by Allied Gold's share registry on the Scheme Record Date);

(44) **Second Court Date** means the first day on which the Court hears the application for an order under section 411(4)(b) of the Corporations Act approving the Option Scheme or, if the application is adjourned or subject to appeal for any reason, the first day on which the adjourned or appealed application is heard;

(45) **Second Court Hearing** means the hearing (including any adjournment of, or appeal from, that hearing) at which the Court is convened to hear the application for an order under section 411(4)(b) of the Corporations Act approving the Option Scheme;

(46) **Share Scheme** means the scheme of arrangement under Part 5.1 of the Corporations Act between Allied Gold and the Scheme Shareholders, subject to any alteration or condition made by the Court under section 411(6) of the Corporations Act with the agreement of Allied Gold and Allied Gold Mining PLC (acting reasonably);

(47) **Shareholder Deed Poll** means the deed poll to be executed by Allied Gold Mining PLC in favour of each Scheme Shareholder under which Allied Gold Mining PLC covenants in favour of each Scheme Shareholder to perform its obligations under the Implementation Agreement and the Share Scheme;

(48) **Shareholder Scheme Meeting** means the meeting of Allied Gold Shareholders ordered by the Court to be convened pursuant to section 411(1) of the Corporations Act to consider, and if thought fit, to approve the Share Scheme;

(49) **Subsidiary** has the meaning given to it in the Corporations Act;

(50) **TSX** means the Toronto Stock Exchange, a market operated by TMX Group Inc.; and

(51) **United Kingdom** means the United Kingdom of Great Britain and Northern Ireland.

1.2 Interpretation

In this document, unless the contrary intention appears:

(1) Reference to:

(a) one gender includes the others;

(b) the singular includes the plural and the plural includes the singular;

(c) a recital, clause, schedule or annexure is a reference to a clause of or recital, schedule or annexure to this document and references to this document include any recital, schedule or annexure;

(d) any contract or other instrument includes any variation or replacement of it;

(e) a statute, ordinance, code or other law includes subordinate legislation (including regulations) and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(f) a person includes an individual, a firm, a body corporate, an unincorporated association, an authority or a government or statutory body or authority;

(g) a person includes their legal personal representatives (including executors), administrators, successors, substitutes (including by way of novation) and permitted assigns;

(h) a body which has been reconstituted or merged must be taken to be to the body as reconstituted or merged, and a body which has ceased to exist and the functions of which have been substantially taken over by another body must be taken to be to that other body;

(i) an accounting term is to that term as it is used in AIFRS;

(j) time is a reference to Brisbane time;

(k) a reference to a day or a month means a calendar day or calendar month;

(l) money (including "$", "AUD" or "dollars") is to Australian currency; and

(m) any thing (including any amount or any provision of this Agreement) is a reference to the whole and each part of it and a reference to a group of persons is a reference to any 1 or more of them.

(2) The meaning of any general language is not restricted by any accompanying example, and the words "includes", "including", "such as", "for example" or similar words are not words of limitation.

(3) The word "costs" includes charges, expenses and adviser costs.

(4) Where a word or expression is given a particular meaning, other parts of speech and grammatical forms of that word or expression have a corresponding meaning.

(5) Headings and the table of contents are for convenience only and do not form part of this document or affect its interpretation.

(6) If a period of time is specified and dates from a given day or the day of an act or event, it is to be calculated exclusive of that day.

(7) The time between 2 days, acts or events includes the day of occurrence or performance of the 2nd but not the 1st act or event.

(8) If an act must be done on a specified day which is not a Business Day, the act must be done instead on the next Business Day.

(9) A provision of this document must not be construed to the disadvantage of a party merely because that party was responsible for the preparation of the document or the inclusion of the provision in the document.

2 BACKGROUND TO OPTION SCHEME

2.1 Allied Gold

(1) Allied Gold is a public company limited by shares incorporated in the State of Western Australia.

(2) As at 27 April 2011, 59,537,500 unlisted Allied Gold Options were on issue (noting that the issued unlisted Allied Gold Options may be different as at the Scheme Record Date).

2.2 Allied Gold Mining PLC

Allied Gold Mining PLC is a company limited by shares incorporated in England and Wales. Allied Gold Mining PLC has not granted any options or other convertible securities.

2.3 Implementation Agreement

Allied Gold and Allied Gold Mining PLC will enter into the Implementation Agreement to facilitate implementation of the Schemes. Among other things under the Implementation Agreement:

(1) Allied Gold agrees to convene the Option Scheme Meeting; and

(2) each of Allied Gold and Allied Gold Mining PLC agree that they will perform their respective obligations under this Option Scheme and do all things and take all necessary steps within their power to fulfil their respective obligations under this Option Scheme.

2.4 Optionholder Deed Poll

Allied Gold Mining PLC will execute the Optionholder Deed Poll under which it covenants in favour of each Scheme Optionholder to carry out its obligations under the Implementation Agreement and this Option Scheme.

2.5 What happens if Option Scheme becomes Effective

If the Option Scheme becomes Effective, then:

(1) Allied Gold Mining PLC will provide the Option Scheme Consideration to each Scheme Optionholder in accordance with the terms of the Optionholder Deed Poll and this Option Scheme;

(2) subject to the satisfaction of clause 2.5(1):

  (a) Allied Gold Mining PLC will enter the names of each Scheme Optionholder in Allied Gold Mining PLC's register as the holders of all Allied Gold Mining PLC Options;

  (b) all Allied Gold Options (and all rights and entitlements attaching to them) will be cancelled; and

  (c) Allied Gold will become a wholly-owned subsidiary of Allied Gold Mining PLC.

3 CONDITIONS PRECEDENT

3.1 Conditions precedent to the Option Scheme

The Option Scheme is conditional on the following:

(1) the Implementation Agreement and the Optionholder Deed Poll being in full force and effect so as to oblige Allied Gold and Allied Gold Mining PLC to give full force and effect to the implementation of the Option Scheme at all times prior to 8.00am on the Second Court Date;

(2) all the conditions set out in clause 3.1 of the Implementation Agreement having been satisfied or waived in accordance with the terms of the Implementation Agreement, as at 8.00am on the Second Court Date;

(3) the Court making orders under section 411(4)(b) of the Corporations Act approving the Share Scheme, with or without any alteration or condition, and if applicable, Allied Gold and Allied Gold Mining PLC (acting reasonably) having agreed to any alteration or condition made by the Court; and

(4) the Court making orders under section 411(4)(b) of the Corporations Act approving the Option Scheme, with or without any alteration or condition, and if applicable, Allied Gold and Allied Gold Mining PLC (acting reasonably) having agreed to any alteration or condition made by the Court.

3.2 Satisfaction of conditions

The satisfaction or waiver of each condition in clause 3.1 is a condition precedent to the binding effect of the Option Scheme, with the intent that, unless and until all of those conditions are fulfilled, the Option Scheme will have no effect and will not be binding on the Allied Gold Optionholders.

3.3 Parties to provide certificate to Court

Allied Gold and Allied Gold Mining PLC will provide to the Court before or at the Second Court Hearing, a certificate or such other evidence as the Court requests, confirming whether or not all the conditions set out in clause 3.1 (other than the condition in clause 3.1(3) and 3.1(4)) have been satisfied or waived as at 8.00am on the Second Court Date.

3.4 Certificate

The giving of a certificate by Allied Gold and Allied Gold Mining PLC under clause 3.3 confirming that any condition precedent set out in clause 3.1 (other than the condition in clause 3.1(3) and 3.1(4)) have been satisfied or waived as at 8.00am on the Second Court Date will be conclusive evidence for the purpose only of assessing whether the conditions precedent referred to in clause 3.1 (other than the condition in clause 3.1(3) and 3.1(4)) have been satisfied or waived.

3.5 End Date

This Option Scheme will lapse and be of no further force or effect if the Effective Date does not occur on or before the End Date.

4 OPTION SCHEME CONSIDERATION AND REGISTRATION OF ALLIED GOLD OPTIONS

4.1 Option Scheme

On the Implementation Date:

(1) Allied Gold will use its best endeavours to procure Allied Gold Mining PLC to provide the Option Scheme Consideration to each Scheme Optionholder in accordance with this Option Scheme; and

(2) following the satisfaction of clause 4.1(1), Allied Gold will (as agent and attorney for the Scheme Optionholders under this option Scheme) cause all Allied Gold Options, together with all rights and entitlements attaching to the Allied Gold Options as at the Implementation Date, to be cancelled without the need for any further act by any Scheme Optionholder (other than acts performed by Allied Gold as agent and attorney for Scheme Optionholders under this Option Scheme).

Allied Gold will enforce the provisions of the Implementation Agreement for the benefit of Scheme Optionholders, including, without limitation, the obligations of Allied Gold Mining PLC to issue Allied Gold Mining PLC Options representing an interest in Allied Gold Mining PLC Options.

4.2 Provision of Option Scheme Consideration

The obligation of Allied Gold Mining PLC under the Implementation Agreement to provide the Option Scheme Consideration to each Scheme Optionholder under clause 4.1(1) will be satisfied by Allied Gold Mining PLC performing the steps outlined in clause 4.3 of this Option Scheme.

4.3 Issue of Allied Gold Mining PLC Options

The obligation of Allied Gold Mining PLC to provide the Option Scheme Consideration to Scheme Optionholders will be satisfied by Allied Gold Mining PLC:

(1) on the Implementation Date, issuing the Option Scheme Consideration to each Scheme Optionholder in respect of each six Allied Gold Options registered in the name of the Scheme Optionholder at the Scheme Record Date;

(2) on the Implementation Date, entering in the register of Allied Gold Mining PLC the name of each Scheme Optionholder, in relation to all the Allied Gold Mining PLC Options issued to each Scheme Optionholder as Option Scheme Consideration in accordance with this Option Scheme; and

(3) within 10 Business Days after the Implementation Date, dispatching to each Scheme Optionholder, by pre-paid mail to the address of the Scheme Optionholder as recorded in the Register at the Scheme Record Date, an option certificate in the name of that Scheme Optionholder representing the number of Allied Gold Mining PLC Options issued to that Scheme Optionholder in accordance with this Option Scheme.

4.4 Agreement to become Scheme Optionholder

Each Scheme Optionholder agrees to:

(1) become a Allied Gold Mining PLC Optionholder;

(2) any variation, cancellation or modification of the rights attaching to their Allied Gold Options constituted by or resulting from the Option Scheme;

(3) the cancellation of their Allied Gold Options in accordance with the terms of the Option Scheme;

(4) have their name entered in register of Allied Gold Mining PLC; and

(5) the Allied Gold Mining PLC Options issued by way of satisfaction of the Option Scheme Consideration.

4.5 Power of attorney

Upon the Option Scheme becoming Effective, each Scheme Optionholder, without the need for any further act, is deemed to have irrevocably appointed and authorised Allied Gold and each of its directors and officers for the time being, jointly and severally (and directs Allied Gold in that capacity) as its attorney and agent to do all acts, matters, things and execute all documents on the part of each Scheme Optionholder necessary, expedient or incidental to implement and give full effect to the Option Scheme and the transactions contemplated by it.

5 EXERCISE OF ALLIED GOLD OPTIONS

5.1 No exercise after Scheme Record Date

Otherwise than in accordance with this Option Scheme, an Allied Gold Optionholder (and any person claiming through that Allied Gold Optionholder) may not exercise any of that Allied Gold Optionholder's Allied Gold Options or any interest in them after the Close of Register and any exercise of those Allied Gold Options received after the Close of Register will not be recognised by Allied Gold or its directors.

5.2 Determination of Scheme Optionholders

(1) Allied Gold must determine the Scheme Optionholders in the interval between the Close of Register and the Scheme Record Date.

(2) As soon as practicable after the Scheme Record Date, Allied Gold must give to Allied Gold Mining PLC a notice specifying the names and addresses of all Scheme Optionholders and the number of Allied Gold Options held by each of them, in each case as shown in the Register as at the Scheme Record Date (to enable Allied Gold Mining PLC to notify the Scheme Optionholders and to issue the Option Scheme Consideration to the Scheme Optionholders).

5.3 Dealings which will be recognised

For the purpose of determining the identity of Scheme Optionholders and their respective entitlements to receive Option Scheme Consideration as at the Scheme Record Date, the exercise of Allied Gold Options will only be recognised if instruments in respect of their exercise are effected on or before the Close of Register, and are received on or before the Scheme Record Date at the place where the Register is kept.

5.4 Maintenance of Register

In order to determine entitlements to the Option Scheme Consideration under the Option Scheme, Allied Gold will maintain, or procure the maintenance of, the Register in accordance with this clause 5 until the Option Scheme Consideration has been provided to Scheme Optionholders and the Register in this form will solely determine entitlements to the Option Scheme Consideration and any other interests under the Option Scheme.

5.5 Option Certificates

Any option certificates in respect of Allied Gold Options will cease to have effect after the Effective Date as documents of title in respect of those options (other than certificates in favour of Allied Gold Mining PLC and its successors in title), except as evidence of entitlement to Option Scheme Consideration pursuant to this Option Scheme.

6 IMPLEMENTATION OF OPTION SCHEME

6.1 Court Order

6.2 If the Court refuses to make a Scheme Order, Allied Gold will give each Allied Gold Optionholder (at the address of the Allied Gold Optionholder shown in the Register) notice that the Scheme Order has not been made within 10 Business Days after the date of such refusal.

6.3 Lodge Court orders

Allied Gold will promptly lodge with ASIC an office copy of any Scheme Order so that those orders take effect under section 411(10) of the Corporations Act.

6.4 Fractional Entitlements

If a fractional entitlement to a Allied Gold Mining PLC Option arises from the calculation of the Option Scheme Consideration in respect of a Scheme Optionholder, then any such entitlement to a Allied Gold Mining PLC Option must be rounded down to the nearest whole number of Allied Gold Mining PLC Options.

7 GENERAL

7.1 Modifications or additions

Allied Gold may, by its counsel or solicitors, consent, on behalf of all persons concerned, including each Scheme Optionholder, to any alteration to the Option Scheme or to any condition which the Court may think fit to approve or impose.

7.2 Failure to give notice

The accidental omission to give notice of the Option Scheme Meeting to any Allied Gold Optionholder or the non-receipt of such a notice by any Allied Gold Optionholder will not, unless so ordered by the Court, invalidate the Option Scheme Meeting or the proceedings at the Option Scheme Meeting.

7.3 Notices

Where a notice, transfer, transmission, application, direction or other communication referred to in the Option Scheme is sent by post to Allied Gold, it will be deemed to be received on the date (if any) on which it is actually received at Allied Gold's registered office and on no other date.

7.4 Consent

Each Scheme Optionholder irrevocably consents to Allied Gold doing and executing all acts, matters, things and documents on the part of the Scheme Optionholder necessary, incidental or expedient to implementing the Option Scheme and any transactions contemplated by it.

7.5 Scheme Optionholder warranties

Each Scheme Optionholder is deemed to have represented and warranted to Allied Gold Mining PLC and Allied Gold that:

(1) all their Allied Gold Options (including any rights attaching to those Allied Gold Options) which are cancelled under the Option Scheme will, on the date they are cancelled, be fully paid and free from all mortgages, charges, liens, encumbrances, pledges, security interests and other interests of third parties of any kind, whether legal or otherwise, and restrictions on cancellation of any kind, whether legal or otherwise; and

(2) they have full power and capacity to cancel their Allied Gold Options (including any rights and entitlements attaching to those Allied Gold Options)under the Option Scheme.

7.6 Limitation of liability

Save as provided by statute, neither Allied Gold, nor Allied Gold Mining PLC, nor any of its officers will be liable for anything done or for anything omitted to be done in good faith in the purported implementation and performance of the Option Scheme.

7.7 Binding

This Option Scheme overrides Allied Gold's constitution, to the extent of any inconsistency, and binds Allied Gold and the Scheme Optionholders, including those who do not attend, or vote at, the Option Scheme Meeting or vote against the Option Scheme at the Option Scheme Meeting.

7.8 Stamp duty

Allied Gold will pay all stamp duty and any fines and costs related to the payment of stamp duty in respect of this Option Scheme (including in connection with the cancellation of the Allied Gold Options) in accordance with the terms of this Option Scheme.

7.9 Governing law and jurisdiction

(1) This Option Scheme is governed by the laws of Queensland.

(2) Each party submits to the non-exclusive jurisdiction of the courts exercising jurisdiction in Queensland, and any court that may hear appeals from any of those courts, for any proceedings in connection with this Option Scheme, and waives any right they might have to claim that those courts are an inconvenient forum.

(This page has been left blank intentionally.)

NORTON ROSE

Dated 28 April 2011

Optionholder Deed Poll

Parties

Allied Gold Mining PLC
Registered number 7553802

In favour of each holder of an option in Allied Gold Limited ACN 104 855 067 as listed in the Register on the Scheme Record Date

Andrew Rankin
Norton Rose Australia
175 Eagle Street, Brisbane QLD 4000
Tel: +61 (0)7 3414 2850
www.nortonrose.com
Our ref: 2759632

Contents

Optionholder Deed Poll made

Parties	**Allied Gold Mining PLC** a company incorporated in England and Wales having registered number 7553802 C/- 3 More London Riverside, London SE1 2AQ, United Kingdom (**Allied Gold Mining PLC)**
In favour of	each holder of an option in Allied Gold Limited ACN 104 855 067 (**Allied Gold**) as listed in the Register on the Scheme Record Date (each a **Scheme Optionholder**)

Introduction

A The directors of Allied Gold have resolved that Allied Gold should propose the Option Scheme.

B Under the Option Scheme, all Allied Gold Options held by Scheme Optionholders, together with all rights and entitlements attaching to them, will be cancelled for the Option Scheme Consideration.

C Under a separate Share Scheme, all Allied Gold Shares held by Scheme Shareholders, together with all rights and entitlements attaching to them, will be transferred to Allied Gold Mining PLC for the Share Scheme Consideration.

D On 28 April 2011, Allied Gold Mining PLC and Allied Gold entered into an Implementation Agreement.

E Under the Implementation Agreement, Allied Gold Mining PLC agreed to take all necessary steps to implement and complete the Option Scheme as soon as is reasonably practicable, including executing this deed poll.

F In accordance with the Implementation Agreement, Allied Gold Mining PLC is entering into this deed poll to covenant in favour of the Scheme Optionholders to perform its obligations under the Implementation Agreement and the Option Scheme.

It is declared

1 DEFINITIONS AND INTERPRETATION

1.1 Definitions

Terms that are not defined in this deed poll and that are defined in the Option Scheme have the same meaning in this deed poll as given to them in the Option Scheme, unless the context makes it clear that a definition is not intended to apply.

1.2 Rules for interpreting this deed poll

The rules specified in clause 1.2 of the Option Scheme apply in interpreting this deed poll, unless the context makes it clear that a rule is not intended to apply.

1.3 Nature of Deed Poll

Allied Gold Mining PLC acknowledges that this deed poll may be relied on and enforced by any Scheme Optionholder in accordance with its terms even though the Scheme Optionholder is not a party to it.

2 CONDITIONS PRECEDENT AND TERMINATION

2.1 Conditions

Allied Gold Mining PLC's obligations under clause 3 are subject to the Option Scheme becoming Effective.

2.2 Termination

If:

(1) the Option Scheme does not become Effective on or before the End Date; or

(2) the Implementation Agreement is terminated in accordance with its terms prior to the Option Scheme becoming Effective,

Allied Gold Mining PLC's obligations under this deed poll will automatically terminate and the terms of this deed poll will be of no further force or effect, unless Allied Gold Mining PLC and Allied Gold otherwise agree in accordance with the Implementation Agreement.

2.3 Consequences of termination

If this deed poll is terminated under clause 2.2, then, in addition and without prejudice to any other rights, powers or remedies available to it:

(1) Allied Gold Mining PLC is released from all of its obligations under this deed poll except those obligations which by their nature survive termination; and

(2) each Scheme Optionholder retains any rights it has against Allied Gold Mining PLC in respect of any breach of this deed poll which occurred before it is terminated.

3 PROVISION OF OPTION SCHEME CONSIDERATION

3.1 Undertaking to provide Option Scheme Consideration

Subject to clause 2, Allied Gold Mining PLC undertakes in favour of each Scheme Optionholder that it will:

(1) issue the Option Scheme Consideration to each Scheme Optionholder, in accordance with the provisions of the Option Scheme;

(2) use its best endeavours to procure Allied Gold to cancel all Allied Gold Options on issue as at the Scheme Record Date, in accordance with the provisions of the Option Scheme; and

(3) comply with its obligations under the Implementation Agreement and otherwise do all things necessary or expedient on its part to implement the Option Scheme.

3.2 Issue of Allied Gold Mining PLC Options

Subject to clause 2.1, the obligation of Allied Gold Mining PLC under the Implementation Agreement to provide the Option Scheme Consideration referred to in clause 3.1(1) to Scheme Optionholders will be satisfied by Allied Gold Mining PLC:

(1) on the Implementation Date, issuing the Option Scheme Consideration to each Scheme Optionholder in respect of each six Allied Gold Options registered in the name of the Scheme Optionholder at the Scheme Record Date;

(2) on the Implementation Date, entering in the register of Allied Gold Mining PLC the name of each Scheme Optionholder, in relation to all the Allied Gold Mining PLC Options issued to each Scheme Optionholder as Option Scheme Consideration in accordance with the Option Scheme; and

(3) within 10 Business Days after the Implementation Date, dispatching to each Scheme Optionholder, by pre-paid mail to the address of the Scheme Optionholder as recorded in the Register at the Scheme Record Date, an option certificate in the name of that Scheme Optionholder representing the number of Allied Gold Mining PLC Options issued to that Scheme Optionholder in accordance with the Option Scheme.

4 REPRESENTATIONS AND WARRANTIES

Allied Gold Mining PLC represents and warrants that:

(1) it is a company limited by shares and validly existing under the laws of its place of incorporation;

(2) it has full legal capacity and power to enter into this deed poll and to carry out the transactions that this deed poll contemplates;

(3) it has taken all corporate action that is necessary or desirable to authorise its entry into this deed poll and its carrying out the transactions this deed poll contemplates;

(4) this deed poll constitutes its legal, valid and binding obligations, enforceable against it in accordance with its terms; and

(5) this deed poll has been duly and validly executed and delivered by Allied Gold Mining PLC.

5 CONTINUING OBLIGATIONS

This deed poll is irrevocable and, subject to clause 2, remains in full force and effect until:

(1) Allied Gold Mining PLC has completely performed its obligations under this deed poll; or

(2) the earlier termination of this deed poll under clause 2.

6 NOTICES

6.1 How to give a notice

A notice, consent or other communication under this document is only effective if it is:

(1) in writing, signed by or on behalf of the person giving it;

(2) addressed to the person to whom it is to be given; and

(3) either:

 (a) delivered or sent by pre-paid mail (by airmail, if the addressee is overseas) to that person's address; or

 (b) sent by fax to that persons fax number, and the machine from which it is sent produces a report that states that it was sent in full.

6.2 When a notice is given

A notice, consent or other communication that complies with this clause is regarded as given and received:

(1) if it is delivered or sent by fax:

 (a) by 5.00 pm (local time in the place of receipt) on a Business Day—on that day; or

 (b) after 5.00 pm (local time in the place of receipt) on a Business Day, or on a day that is not a Business Day—on the next Business Day; or

(2) if it is sent by mail—on actual receipt.

6.3 Address for notices

Allied Gold Mining PLC's mail and fax number are those notified in writing from time to time.

7 AMENDMENT AND ASSIGNMENT

7.1 Amendment

A provision of this deed poll may not be varied unless the variation is agreed to in writing by Allied Gold, in which case Allied Gold Mining PLC will enter into a further deed poll in favour of Scheme Optionholder giving effect to the amendment.

7.2 Assignment

The rights and obligations of a person under this deed poll are personal. They cannot be assigned, encumbered, charged or otherwise dealt with, and no person may attempt or purport to do so.

8 GENERAL

8.1 Stamp Duty

Allied Gold Mining PLC will:

(1) pay or procure payment of all stamp duties and any related fines and penalties (if any) in respect of the Option Scheme and this deed poll, the performance of this deed poll and each transaction contemplated by the Option Scheme and this deed poll; and

(2) indemnify each Scheme Optionholder against any liability arising from a failure to comply with this clause 8.1(1).

8.2 Waiver of rights

A right may only be waived in writing, signed by the party giving the waiver, and:

(1) no other conduct of a party (including a failure to exercise, or delay in exercising, the right) operates as a waiver of the right or otherwise prevents the exercise of the right;

(2) a waiver of a right on one or more occasions does not operate as a waiver of that right if it arises again; and

(3) the exercise of a right does not prevent any further exercise of that right or of any other right.

8.3 Operation of this deed poll

(1) Any right that a person may have under this deed poll is in addition to, and does not replace or limit, any other right that the person may have.

(2) Any provision of this deed poll which is unenforceable or partly unenforceable is, where possible, to be severed to the extent necessary to make this deed poll enforceable, unless this would materially change the intended effect of this deed poll.

8.4 Consent

Allied Gold Mining PLC consents to Allied Gold producing this deed poll to the Court.

8.5 Severability

The provisions contained in each cause of this deed poll shall be enforceable independently of each other and their validity shall not be affected if any of the others is invalid.

8.6 Further acts and documents

Allied Gold Mining PLC must, at its own expense, promptly do all further acts and execute and deliver all further documents required of it to give full force and effect to this deed poll.

8.7 Governing law

(1) This deed poll is governed by the law in force in Queensland.

(2) Allied Gold Mining PLC submits to the non-exclusive jurisdiction of the courts exercising jurisdiction in Queensland, and any court that may hear appeals from any of those courts, for any proceedings in connection with this deed poll, and waives any right it might have to claim that those courts are an inconvenient forum.

Executed as a deed poll.

Executed by Allied Gold Mining PLC

Director



MR FRANK TERRANOVA

Director



MR MARK CARUSO

Notice of Option Scheme Meeting

ALLIED GOLD LIMITED
ACN 104 855 067
Notice of option scheme meeting

By an Order of the Supreme Court of Queensland made on 4 May 2011 pursuant to section 411(1) of the Corporations Act 2001 (Cth) ("Corporations Act") a meeting of the holders of unlisted Options to acquire ordinary shares in Allied Gold Limited (ACN 104 855 067) ("Allied Gold Limited") will be held at The Hilton Brisbane Hotel, 190 Elizabeth Street, Brisbane, Queensland, Australia on 6 June 2011 at 10.00am.

BUSINESS OF THE MEETING

Purpose of the meeting

The purpose of the meeting is to consider, and if thought fit, to agree (with or without modification) to a scheme of arrangement proposed to be made between Allied Gold Limited and the holders of unlisted options referred to above ("Option Scheme").

To enable you to make an informed voting decision, further information on the Option Scheme is set out in the Option Explanatory Statement and Scheme Booklet accompanying this Notice. A copy of the Option Scheme is set out in Appendix C of the Option Explanatory Statement and its purpose and effect are discussed throughout that document.

Resolution

To consider, and if thought fit, to pass the following resolution in accordance with section 411(4)(a)(i) of the Corporations Act:

"That pursuant to and in accordance with section 411 of the Corporations Act, the arrangement proposed between Allied Gold Limited and the holders of its unlisted options, as contained in and more particularly described in the Option Explanatory Statement and Scheme Booklet accompanying the notice convening this meeting, is agreed to and the Board of Directors of Allied Gold Limited are authorised to agree to such alterations or conditions as are thought fit by the Court and, subject to approval of the Option Scheme by the Court, to implement the Option Scheme with any such alternations and conditions."

In accordance with section 411(4)(b) of the Corporations Act, the Option Scheme is subject to the approval of the Court. If the resolution put to this meeting is approved by the Requisite Majority, Allied Gold Limited intends to apply to the Court for approval of the Option Scheme.

By order of the Board of
Allied Gold Limited

Peter Torre
Company Secretary

EXPLANATORY NOTES

These notes should be read in conjunction with this Notice of Option Scheme Meeting.

Terminology

Capitalised terms which are defined in the constitution of Allied Gold Limited or in the Option Explanatory Statement and the Scheme Booklet which accompanies this Notice of Option Scheme Meeting have the same meaning when used in this notice (including these notes) unless the context otherwise requires.

Quorum

The constitution of Allied Gold Limited provides that the quorum for a meeting of Allied Gold Limited is two members (in person or by proxy).

Chairperson

The Court has directed that Mark Caruso act as Chairperson of the Share Scheme Meeting or, failing him, Frank Terranova or failing him, any other Director of Allied Gold Limited (unless the members at the meeting elect some other person to act as Chairperson of the meeting) and has directed the Chairperson to report the result of the meeting to the Court.

Majority required

In accordance with section 411(4)(a)(i) of the Corporations Act, the Resolution contained in this

Notice of Option Scheme Meeting must be passed by:

- a majority in number of Allied Gold Limited Optioholders in the company present and voting (either in person or by proxy) at the Option Scheme Meeting; and
- Allied Gold Optionholders who together hold at least 75% of the total amount of debts and claims of the Allied Gold Limited Optionholders present and voting (either in person or by proxy).

The vote will be conducted by poll.

Entitlement to vote

The Court has ordered that, for the purposes of the Option Scheme Meeting, Allied Gold Limited Options will be taken to be held by the persons who are registered as holders at 10:00am (Australia Eastern Standard Time) on 4 June 2011. Accordingly, registrable transmission applications or transfers registered after this time will be disregarded in determining entitlements to vote at the Option Scheme Meeting.

Voting at the meeting

You may vote:

- by attending the meeting and voting in person; or
- by appointing an attorney to attend and vote on your behalf or, in the case of corporate

Optionholders, a corporate representative to attend the meeting and vote on its behalf; or

- by appointing a proxy to attend and vote on their behalf in your place, using the proxy form accompanying this notice.

Optionholders or their attorneys who plan to attend the meeting are asked to arrive at the venue 30 minutes prior to the time designated for the meeting, if possible, so that optionholdings may be checked against the Register and attendances noted.

Jointly held securities

If the options are jointly held, only one of the joint optionholders is entitled to vote. If more than one optionholder votes in respect of jointly held options, only the vote of the optionholder whose name appears first in the Register will be counted.

Proxies

An optionholder entitled to attend and vote at the Option Scheme Meeting is entitled to appoint a proxy. An optionholder entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If no proportion or number is specified, each proxy may exercise half of the optionholder's votes. If an optionholder appoints two proxies, neither proxy may vote on a show of hands. A proxy need not be an optionholder of Allied Gold Limited. A form of proxy is provided with this notice.

If an optionholder appoints a body corporate as a proxy, that body corporate will need to ensure that it:

- appoints an individual as its corporate representative to exercise its powers at the Option Scheme Meeting, in accordance with section 250D of the Corporations Act; and
- provides satisfactory evidence of the appointment of its corporate representative prior to commencement of the Option Scheme Meeting.

If such evidence is not received prior to the commencement of the meeting, then the body corporate proxy (through its representative) will not be permitted to act as the optionholder's proxy.

The Chairperson intends to vote undirected proxies in favour of all resolutions. Allied Gold Limited encourages all optionholders who submit proxies to direct their proxy how to vote on each resolution.

Corporate representatives

A corporation may elect to appoint a representative in accordance with the Act in which case Allied Gold Limited will require written proof of the representative's appointment which must be lodged with or presented to Allied Gold Limited before the Option Scheme Meeting.

Lodging your proxy form

To be effective, completed and signed proxy form (together with any power of attorney or other authority under which the appointment was signed or a certified copy of the authority) must be returned to Allied Gold Limited's share registry, Computershare Investor Services Pty Ltd no later than 10.00am on 4 June 2011. You can lodge you completed proxy form, letter of representation or power of attorney:

In person to:	**By mail to**	**By facsimile to:**
Australian Registry		
Computershare Investor Services Pty Limited Level 2 45 St Georges Terrace PERTH WA 6000 AUSTRALIA	Computershare Investor Services Pty Limited GPO Box 242 MELBOURNE VIC 3001 AUSTRALIA	(within Australia) 1800 783 447 (outside Australia) +61 3 9473 2555

By online proxy, log on to Allied Gold Share Registry's online voting website at www.investorvote.com.au and use the Control number found on the Proxy form.

Canadian Registry

Computershare Investor Services Inc. 100 University Avenue TORONTO ONTARIO M5J 2Y1 CANADA	Computershare Investor Services Inc. 100 University Avenue TORONTO ONTARIO M5J 2Y1 CANADA	+ 1 866 249 7775

UK Registry

	Computershare Investor Services PLC The Pavilions Bridgwater Road BRISTOL BS99 6ZY UNITED KINGDOM	+44 970 703 6109

Note: Proxy Forms may not be returned by email.